94

08004753

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
SEP 08 2008
THOMSON REUTERS

REGISTRANT'S NAME Grasim Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03322 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/2/08


NEW HORIZONS. NEW FRONTIERS.

GRASIM

ADITYA BIRLA GROUP

Grasim Industries Limited

ANNUAL REPORT 2007-08



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed.

GRASIM INDUSTRIES LIMITED

Registered Office: P.O. Birlagram, Nagda - 456 331 (M.P.)

NOTICE is hereby given that the Sixty first Annual General Meeting of the shareholders of Grasim Industries Limited will be held at the Registered Office of the Company at GRASIM STAFF CLUB, Birlagram, Nagda 456 331 (M.P.) on Saturday, the 2nd day of August, 2008 at 12.30 P.M. to transact, with or without modifications, as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2008 and the Profit and Loss Account for the year ended 31st March, 2008 and the Reports of the Directors and the Auditors of the Company.

2. To declare dividend on Equity Shares for the year ended 31st March, 2008.

3. To appoint a Director in place of Mr. B.V. Bhargava who retires from office by rotation, and being eligible, offers himself for re-appointment.

4. To appoint a Director in place of Mr. Kumar Mangalam Birla, who retires from office by rotation, and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of Mr. M.L. Apte, who retires from office by rotation, and being eligible, offers himself for re-appointment.

6. To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions relating to the appointment of Auditors of the Company:

   A. "**RESOLVED THAT** Messrs. G.P. Kapadia & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as the Statutory Auditors of the Company under Section 224 and other applicable provisions, if any, of the Companies Act, 1956 to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.30,00,000 (Rupees Thirty lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   B. "**RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Deloitte Haskins & Sells, Chartered Accountants, Mumbai (in place of M/s. A. F. Ferguson & Co., Chartered Accountants, who have given notice in writing of their unwillingness to be appointed as Branch Auditors of the Company and in respect of which a Special Notice has been received by the Company) be and are hereby appointed as the Branch Auditors of the Company, to audit the Accounts in respect of the Company's manufacturing plants of Grey Cement and White Cement, Marketing Zones, Terminals and Ready Mix Concrete Units, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.45,00,000 (Rupees Forty five lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   C. "**RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.75,000 (Rupees Seventy five thousand only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

7. To consider, and if thought fit, to pass the following Resolution as a Special Resolution :

   "**RESOLVED THAT** in partial modification of the Resolution passed by the members of the Company at the Annual General Meeting held on 25th August, 2006 and pursuant to Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 (the said Act), including any statutory modification or re-enactment thereof for the time being in force, consent of the Company be and is hereby accorded :

   i) to the revision in the amount of the monthly Basic Salary payable to Mr. Shailendra K. Jain, Whole Time Director of the Company upto an overall limit of Rs.12,00,000 (Rupees Twelve lacs only) per month;

   ii) to the revision in the amount of Special Allowance payable to Mr. Shailendra K. Jain, upto an overall limit of Rs.12,00,000 (Rupees Twelve lacs only) per month; and

iii) to the revision in the amount of Performance Linked Variable Pay and/or other compensation payable as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.1,50,00,000 (Rupees One crore fifty lacs only) in a year on this account as may be decided by the Board of Directors of the Company from time to time for the remainder of his tenure of his current term i.e. upto 30th November, 2009 subject, however, to the limits prescribed in Part II of Schedule XIII to the said Act and subject to the consequential variation or increase in the remuneration due to the revision in the terms of his remuneration as aforesaid, and conditions of his appointment remaining the same as approved at the Annual General Meeting of the Company held on 25th August, 2006."

8. To consider, and if thought fit, to pass the following Resolution as a Special Resolution :

"**RESOLVED THAT** in partial modification of the Resolution passed by the members of the Company at the Annual General Meeting held on 7th July, 2007 and pursuant to Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 (the said Act), including any statutory modification or re-enactment thereof for the time being in force, consent of the Company be and is hereby accorded :

i) to the revision in the amount of the monthly Basic Salary payable to Mr. D.D. Rathi, Whole Time Director of the Company upto an overall limit of Rs.6,50,000 (Rupees Six lacs Fifty Thousand only) per month;

ii) to the revision in the amount of Special Allowance payable to Mr. D.D. Rathi, upto an overall limit of Rs.7,00,000 (Rupees Seven lacs only) per month; and

iii) to the revision in the amount of Performance Linked Variable Pay and/or other compensation payable as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.90,00,000 (Rupees Ninety lacs only) in a year on this account as may be decided by the Board of Directors of the Company from time to time for the remainder of his tenure of his current term i.e. upto 31st July, 2009 subject, however, to the limits prescribed in Part II of Schedule XIII to the said Act and subject to the consequential variation or increase in the remuneration due to the revision in the terms of his remuneration as aforesaid, and conditions of his appointment remaining the same as approved at the Annual General Meeting of the Company held on 7th July, 2007."

9. To consider, and if thought fit, to pass the following Resolution as a Special Resolution :

"**RESOLVED THAT** pursuant to Section 31 and other applicable provisions, if any, of the Companies Act, 1956 (the said Act), the Articles of Association of the Company be and are hereby amended in the following manner: –

That the existing Article 63(1) be and is hereby deleted and substituted by the following: -

"Article No. 63(1) – Buy Back of Shares"

Notwithstanding anything contained in these Articles, the Company shall have the power to purchase its own shares and other specified securities as it may consider necessary subject to such limits, upon such terms and conditions and in accordance with the provisions of Sections 77A, 77AA and 77B of the Act for the time being in force and the Rules if any prescribed by the Central Government and/ or by Securities and Exchange Board of India or such other regulations and guidelines as applicable in this regard, provided that, nothing herein contained shall be deemed to affect the provisions of Sections 100 to 104 and Section 402 of the Act in so far as and to the extent they are applicable."

By Order of the Board

ASHOK MALU
Jt. President & Company Secretary

Place : Mumbai
Date : 25th June, 2008

NOTES FOR MEMBERS' ATTENTION:

1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2) An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of items 6B and 7 to 9 of the Notice as set out above, is annexed hereto.

3) The Register of Members and Share Transfer Books of the Company will remain closed from 24th July, 2008 to 2nd August, 2008 (both days inclusive) for the purpose of payment of dividend, if approved by the Members.

4) a) Pursuant to Section 205A of the Companies Act, 1956, all dividends upto the Financial Year 1994-95, which remained unclaimed have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not encashed their dividend warrants for the said period, are requested to claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, Jayendra Ganj, Gwalior 474 009 (M.P.). In case any assistance is required, shareholders may please write to the Share Department of the Company at its Registered Office at Nagda.

b) In terms of the provisions contained in Section 205C of the Companies Act, 1956, the Company has already deposited / transferred the unpaid / unclaimed dividends for the Financial Years 1995-96 to 1998-99 and the Final Dividend for the Financial Year 1999-2000 to the Investor Education and Protection Fund (IEPF). No claim shall lie against the IEPF or the Company in respect of the unpaid / unclaimed amount transferred to the IEPF.

c) Pursuant to the provisions of Section 205A of the Companies Act, 1956, as amended, dividend for the Financial Year 2000-2001 and the dividends for the subsequent years, which remain unpaid or unclaimed for a period of 7 years will be transferred to IEPF. Shareholders who have so far not encashed the dividend warrant(s) for the Financial Year 2000-2001 are requested to make their claim to the Share Department at the Registered Office of the Company at Nagda before *31st July, 2008*, failing which the unpaid / unclaimed amount will be transferred to the IEPF. It may also be noted that once the unpaid / unclaimed dividend is transferred to the IEPF as above, no claim shall lie against IEPF or the Company in respect of such amount by the member.

5) a) Shareholders are requested to notify any change of address:

(i) to their Depository Participants (DPs) in respect of the shares held in demat form, and

(ii) to the Company to its Share Department at the Registered Office at Nagda in respect of the shares held in physical form.

b) In case the mailing address mentioned on this Annual Report is without the PINCODE, shareholders are requested to kindly inform their PINCODE immediately to their DP or the Company, as mentioned above.

6) Non-Resident Indian Shareholders are requested to inform the Share Department of the Company or to their concerned DP, as the case may be, immediately:-

a) the change in the residential status on return to India for permanent settlement,

b) the particulars of the NRE Account with a bank in India, if not furnished earlier.

7) Shareholders are requested to correspond in connection with the shares held by them by addressing letters directly to the Share Department of the Company situated at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.) and not to any other Office of the Company, quoting reference of their folio numbers or their Client ID number with DP ID number, as the case may be.

8) Shareholders who are holding shares in identical order of names in more than one folio are requested to send to the Share Department of the Company the details of such folios together with the original Share Certificates for consolidation of their holdings in one folio. The Share Certificates will be returned to the Shareholders after making requisite changes thereon.

9) Depository System

The Company, consequent to the introduction of the Depository System (DS), entered into agreements with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). Shareholders, therefore, now have the option of holding and dealing in the shares of the Company in electronic form through NSDL or CDSL.

Effective 5th April, 1999, trading in the shares of the Company is permitted only in dematerialised form.

The DS envisages the elimination of several problems involved in the scrip-based system such as bad deliveries, fraudulent transfers, fake certificates, thefts in postal transit, delay in transfers, mutilation of share certificates, etc. Simultaneously, DS offers several advantages like exemption from stamp duty, elimination of concept of market lot, reduction in transaction costs, improved liquidity, etc.

10) As per the provisions of the amended Companies Act, 1956, facility for making nominations is now available to INDIVIDUALS holding shares in the Company. Shareholders holding shares in physical form may obtain the Nomination Form – 2B prescribed by the Government from the Share Department of the Company or download it from the Company's website www.grasim.com. Shareholders holding shares in demat form are required to approach their DPs for the nomination.

11) a) Shareholders are advised to avail of the facility for receipt of future dividends through Electronic Clearing Service (ECS). The ECS facility is available at the specified locations. Shareholders

holding shares in dematerialised mode are requested to contact their respective DPs for availing ECS facility. Shareholders holding shares in physical form are requested to download the ECS form from the website of the Company and the same duly filled up and signed along with a Xerox copy of a cancelled cheque may be sent to the Share Department of the Company at the Registered Office at Birlagram, Nagda 456 331 (M.P).

b) To avoid the incidence of fraudulent encashment of the dividend warrants, Shareholders are requested to intimate the Company under the signature of the Sole/First Joint holder, the following information, so that the Bank Account Number and Name and address of the Bank can be printed on the dividend warrants:-

   1) Name of Sole/First Joint holder and Folio No.

   2) Particulars of Bank Account, viz.

      i) Name of the Bank

      ii) Name of Branch

      iii) Complete address of the Bank with Pin code Number

      iv) Account Type, whether Savings (SB) or Current Account (CA)

      v) Bank Account Number allotted by the Bank

12) Shareholders who hold shares in the dematerialised form and desire a change / correction in the bank account details, should intimate the same to their concerned DP and not to the Share Department of the Company. Shareholders are also requested to give the MICR Code of their bank to their DPs. The Company will not entertain any direct request from such shareholders for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered as will be furnished by the DPs to the Company.

13) Shareholders are requested to please read the "Shareholders' Information" section of the Annual Report for useful information.

14) Shareholders desirous of obtaining any information / clarification on the accounts and operations of the Company are requested to send in written queries to the Company, atleast one week before the date of the meeting. Replies will be provided in respect of such written queries received, only at the meeting.

15) Pursuant to the requirement of the Listing Agreement of the Stock Exchanges on Corporate Governance, relating to appointment of the Directors / reappointment of the retiring Directors, a statement containing details of the concerned Directors forms part of the Report on Corporate Governance.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT UNDER SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 6B

M/s. A.F. Ferguson & Co., Chartered Accountants, Mumbai, were re-appointed as the Branch Auditors of the Company to audit the Accounts in respect of the Company's Cement business consisting of all Cement manufacturing units, Grinding units, Ready Mix Concrete units, Cement Marketing Division, Zones, Terminals and White Cement Division from the conclusion of the previous Annual General Meeting held on 7th July, 2007 until the conclusion of the ensuing Annual General Meeting. M/s. A.F. Ferguson & Co., have vide their letter dated 24th April, 2008, expressed their inability to be re-appointed as such Branch Auditors of the Company. The Board, on the recommendation of the Audit Committee, has proposed that M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai, be appointed as the Branch Auditors of the Company to audit the Accounts in respect of the Company's Cement business consisting of all Cement manufacturing units, Grinding units, Ready Mix Concrete units, Cement Marketing Division, Zones, Terminals and White Cement Division, to hold office from the conclusion of this Meeting till the conclusion of the next Annual General Meeting of the Company, as stated in the resolution on the terms set out therein.

The appointment of M/s. Deloitte Haskins & Sells as the Branch Auditors is not governed by the provisions of Section 225(1) of the Companies Act, 1956 but by the provisions of Section 224(2)(b) and Section 228 of the said Act, both of which make no requirement of any Special Notice being given. However, such Special Notice has been received by the Company from a Member, of his intention to move the resolution for their appointment as the Branch Auditors as in this item 6B of the accompanying Notice.

M/s. Deloitte Haskins & Sells, who are a reputed accounting firm, have given a certificate of their eligibility and willingness to act as the Company's Branch Auditors as above.

The Resolution as set out in this item of the Notice is accordingly commended for your acceptance.

ITEM NO. 7

Mr. Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2006 as per the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 on the terms set out in that resolution.

Considering the inflationary trend and the substantial increase in the business activities of the Company resulting in increase in the workload and responsibilities of the Whole Time Director as also the amount of remuneration payable to managerial personnel occupying similar positions in other comparable companies, the Board of Directors of the Company has deemed fit to increase the respective limits of the monthly Basic Salary, Special Allowance and Performance Linked Variable Pay and/or any other compensation payable to Mr. Jain with effect from 1st July 2007 for the remaining period of his current tenure with corresponding consequential variations or increase in the remuneration and allowances due to the revision in the terms of his remuneration as aforesaid. The other terms and conditions of his appointment shall remain the same as approved by the members at the Annual General Meeting held on 25th August, 2006. The resolution as set out in this item of the Notice is accordingly commended for your acceptance. An Abstract of the above variation under Section 302 of the Companies Act, 1956 has already been circulated to the members on 6th September 2007. Although not necessary, a copy of the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 is available for inspection of the members to ascertain any information that they may require, at the Registered Office of the Company between 10 a.m. to 12 noon on all working days (except Sundays and public holidays) upto the date of the ensuing Annual General Meeting.

Except Mr. Shailendra K. Jain, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

ITEM NO. 8

Mr. D.D. Rathi was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 2 (two) years with effect from 1st August, 2007 as per the resolution passed at the Annual General Meeting of the Company held on 7th July, 2007 on the terms set out in that resolution.

Considering the inflationary trend and the substantial increase in the business activities of the Company resulting in increase in the workload and responsibilities of the Whole Time Director as also the amount of remuneration payable to managerial personnel occupying similar positions in other comparable companies, the Board of Directors of the Company has deemed fit to increase the respective limits of the monthly Basic Salary, Special Allowance and Performance Linked Variable Pay and/or any other compensation payable to Mr. Rathi with effect from 1st July 2008 for the remaining period of his current tenure with corresponding consequential variations or increase in the remuneration and allowances due to the revision in the terms of his remuneration as aforesaid. The other terms and conditions of his appointment shall remain the same as approved by the members at the Annual General Meeting held on 7th July, 2007. The resolution as set out in this item of the Notice is accordingly commended for your acceptance. The above may also be treated as an Abstract of the variation under Section 302 of the Companies Act, 1956. Although not necessary, a copy of the resolution passed at the Annual General Meeting of the Company held on 7th July, 2007 is available for inspection of the members to ascertain any information that they may require, at the Registered Office of the Company between 10 a.m. to 12 noon on all working days (except Sundays and public holidays) upto the date of the ensuing Annual General Meeting.

Except Mr. D.D. Rathi, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

ITEM NO. 9

Sections 77A, 77AA and 77B of the Companies Act, 1956 provide for purchase of own shares and other specified securities by a Company. Under Section 77A, the Company is required to have necessary authorization in the Articles of Association for buy back of shares. The existing Article 63(1) of the Articles of Association of the Company places a restriction on purchase by the Company of its own shares. It is accordingly proposed to substitute the existing Article 63(1) by substituting in its place the new article as set out in the resolution in this item of the Notice. The new Article will enable the Company to buy-back its own shares in accordance with the applicable statutory provisions and guidelines, as and when it deems fit.

The Directors, accordingly, recommend the resolution in this item of the Notice for the approval of the shareholders.

None of the Directors of the Company is in any way concerned or interested in the resolution except to the extent as the holder of shares in the Company.

By Order of the Board

ASHOK MALU

Jt. President & Company Secretary

Place : Mumbai
Date : 25th June, 2008

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram, Nagda 456 331 (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (✓) wherever applicable.)

For shares held in physical form

—— For Office Use Only ——
ECS Ref.No. :

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of Sole/First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). ***Please attach a xerox copy of a cheque or a blank cheque of your bank account duly cancelled for ensuring accuracy of the bank's name, branch and code number.***

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I hereby declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ____________

Date : ____________

(Signature of Sole/First Holder)

Name of Sole/First Holder:

Tear Here

Tear Here

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram Nagda 456331 (M.P.)

Proxy No. :

(For office use only)

Form of Proxy

I/We ______________________ of ______________________________ being a member/members of Grasim Industries Limited hereby appoint ______________________________ of ______________________ or failing him ______________________________ of ______________________ as my/our proxy to vote for me/us on my/our behalf at the 61st Annual General Meeting of the Company to be held on Saturday, 2nd August, 2008 at 12.30 p.m. or at any adjournment thereof.

Signed this ____________ day of ____________ 2008

Folio / DP ID - Client ID No. :	
No. of Shares	:

(Please sign across the stamp)

Affix Re. 1 Revenue Stamp

(Signature)

NOTE(S)

1. The proxy need NOT be a member of the Company.
2. The proxy form signed across revenue stamp should reach Company's Registered Office at least 48 hours before the scheduled time of meeting.

GRASIM INDUSTRIES LIMITED

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla – Chairman

Mrs. Rajashree Birla

Mr. M.L. Apte

Mr. B.V. Bhargava

Mr. R.C. Bhargava

Mr. Cyril Shroff

Mr. S.G. Subrahmanyan

Mr. Shailendra K. Jain – Whole Time Director

Mr. D.D. Rathi – Whole Time Director

Company Secretary

Mr. Ashok Malu

Statutory Auditors

M/s G.P. Kapadia & Co., Mumbai

Branch Auditors

M/s Deloitte Haskins & Sells, Mumbai

M/s Vidyarthi & Sons, Gwalior

Solicitors

M/s Mulla & Mulla and Craigie, Blunt & Caroe

M/s Amarchand & Mangaldas & Suresh A. Shroff & Co.

EXECUTIVES

Fibre & Pulp Divisions

Mr. Shailendra K. Jain	Business Director
Mr. S.K. Saboo	Advisor, Chairman's Office
Mr. S.S. Maru	Sr. Executive President, Staple Fibre Division, Nagda
Mr. Vijay Kaul	Chief Marketing Officer
Mr. Thomas Varghese	Head, Pulp Operations
Mr. S.V. Kulkarni	Sr. Executive President, Birla Cellulosic Division, Kharach

Cement Division

Mr. Saurabh Misra	Business Head
Mr. O.P. Puranmalka	Group Executive President & Chief Marketing Officer
Mr. S.K. Maheshwari	Group Executive President & CMO (Manufacturing & Project)
Mr. R.M. Gupta	Sr. Executive President, Vikram Cement & Aditya Cement
Mr. D.R. Dhariwal	President, Birla White Cement
Mr. Anil Kumar Pillai	Executive President & Unit Head, Rajashree Cement
Mr. S. Natarajan	Jt. Executive President & Unit Head – Grasim Cement (South)
Mr. M.M. Tiwari	Jt. Executive President & Unit Head – Grasim Cement (Rawan)
Mr. Sanjay Agrawal	Jt. Executive President & Unit Head – Grasim Cement (Kotputli & Panipat)
Mr. Jagat Singh Rathee	Jt. Executive President & Unit Head – Aditya Cement

Vikram Ispat

Mr. S.N. Jajoo	Sr. Executive President

Chemical Division

Mr. K.C. Jhanwar	Sr. Executive President
Mr. G.K. Tulsian	Executive President

Corporate Finance Division

Mr. D.D. Rathi	Whole Time Director & CFO
Mr. Sanjeev Bafna	President & Dy. Chief Financial Officer

Contents

Registered Office: Birlagram, Nagda 456 331 (M.P.)

Website: www.grasim.com / www.adityabirla.com

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India continues on its growth trajectory. Since the year 2003-04, our GDP growth has exceeded 8% year on year. Today we can take justifiable pride in having joined the ranks of the US$ trillion economies of the world. I do believe India will continue its momentum despite some strong headwinds. For instance inflation – where the Government is trying to pull out all stops to stem it. Additionally we have to contend with the hardening interest rates and the volatility in global financial markets, consequent to the sub prime crises.

That despite these adverse factors enveloping the business environment, India continues to grow is a validation of the inherent fundamental strengths of our economy. This bodes well for your Company.

Your Company's performance has been good. Net consolidated turnover crossed US$ 4 billion (Rs.16,974 crores), up by 21%, while net profit (before extra ordinary item) at Rs.2,655 crores reflects an impressive growth of 35%, which is indeed commendable.

A slew of initiatives have been taken by your Company to grow its leadership position in both the Cement and the Viscose Staple Fibre (VSF) businesses. As these are detailed in the Management Discussion and Analysis, I will provide you with a snapshot of steps taken.

In the **VSF business,** we as a Group today enjoy around 24% of the Global market share. We have evolved a unique strategic brand architecture for "Birla Cellulose", our VSF brand. We have brought in innovative value-added products and have bolstered our share in the non-woven segment. Our Brownfield expansions which began last year in India, Thailand, Indonesia and China are all on track. With this our Viscose Staple Fibre has increased from 569,000 TPA (March 07) to 703,000 TPA (March 08) and is expected to further increase to 752,000 TPA (March 09). We are also in the process of obtaining necessary approvals for further Brownfield and Greenfield expansions in India and Egypt. With these the capacity is expected to increase to 958,000 TPA in the near future.

At all these locations our thrust is on the production of Specialty Fibres for the upper-end of the market as well as the increasing non-woven segment.

In India, the 63,875 TPA capacity expansion at your Company's plant in Kharach (Gujarat) went on stream. Your Company's VSF capacity thus stands raised to 333,975 TPA. Additionally, we are in the process of obtaining requisite approvals for the Brownfield expansion at Harihar (31,000 TPA) and Green field project at Vilayat in Gujarat (88,000 TPA). The conversion of the AV Nackawic plant from Paper Grade Pulp to Rayon Grade Pulp is slated for completion in the current financial year.

Even as the long term outlook for the VSF business remains positive, largely due to the anticipated growth of the textile sector, in the short to medium term the business will be going through a difficult phase due to macro-economic factors beyond our control.

"Even as the long term outlook for the VSF business remains positive, largely due to the anticipated growth of the textile sector, in the short to medium term the business will be going through a difficult phase due to macro-economic factors beyond our control."

Your Company is the 11th largest global player in the **Cement** sector. Your Company's aggressive expansion plans will see their fruition in the current financial year. Its capacity at 35 million TPA will be scaled up to 49 million TPA in a year's timeframe, making it the largest expansion of its kind in the Cement sector in a single year. To cater to the power needs of its Cement Plants, your Company is setting up Thermal Power Plants aggregating 369 MW, out of which 336 MW will be commissioned during the year, taking the total power generation capacity to 503 MW. With this more than 80% of power needs of the Cement Plants will be met through captive sources. We are aggressively growing the Ready-mix concrete business. Today we have 53 RMC plants. These will be nearly doubled to 94 by the end of FY'09

"Your Company is the 11th largest global player in the Cement sector. Your Company's aggressive expansion plans will see their fruition in the current financial year. Its capacity at 35 million TPA will be scaled up to 49 million TPA in a year's timeframe, making it the largest expansion of its kind in the Cement sector in a single year."

The outlook for the Cement business continues to be encouraging.

A Capex of over Rs.4,200 crores has been earmarked for growth oriented projects in the VSF and Cement business and modernization over the ensuing two years.

Outlook

As I mentioned we have taken a number of strategic initiatives and pumped in a lot of investments to ensure that your Company remains well-positioned on the path of sustainable growth in revenues and earnings despite the challenges. The overall outlook remains positive.

I believe our people – our human capital is our key resource and we owe a large part of our success to them. We have thought leaders across the Company. A majority of our people tap into each others knowledge-base and collaborate effectively to achieve a shared vision.

"I believe our people – our human capital is our key resource and we owe a large part of our success to them. We have thought leaders across the Company. A majority of our people tap into each others knowledge-base and collaborate effectively to achieve a shared vision."

The Aditya Birla Group : In Perspective

We are moving in sync with our vision to be a premium global conglomerate with a clear focus at each business level. Our Group is now a US$ 28 billion meritocratic Corporation, with a market cap in excess of US$ 31.5 billion, and a 100,000 strong human capital belonging to 25 nationalities, spanning 20 countries across 5 continents. Our values – Integrity, Commitment, Passion, Seamlessness and Speed bind us all together regardless of geographies and nationalities.

Our HR strategy ongoingly focuses on enhancing stakeholder value through superior organisation and people capability. Today, more than ever before, talent is at a premium, thanks to globalisation and the multi-polar world, both of which afford unique opportunities. At our Group attracting the best talent and engaging them continues to be a key priority. We have made huge investments in not only attracting but developing and retaining our human capital over the long term.

To arrive at an employee proposition that would draw more talent to our Group, we conducted an indepth research aimed at finding out what is our DNA as an employer and what does our employer brand connote. Apart from trust and admiration for the Group as a professional values-driven organisation, what also emerged strikingly was the fact of our diversity – the number of countries and businesses in which we are engaged, that is an enduring characteristic of our Group.

We have therefore positioned ourselves as an employer that offers "a world of opportunities", other factors being a given in our case. I am happy to share with you that our employer brand has attracted more than 50 top-notch professionals from India and across the globe. To provide cross-functional, cross-cultural and cross-country agility and learnings, as well as to strengthen our leadership pipeline, more than 100 colleagues from middle management to senior management have been job-rotated.

A Performance Management Centre at our Group's Headquarters has been set up with dedicated resources to sharpen our high performance culture. This team's sole responsibility is to assist in Institutionalising world-class performance framework and leadership processes.

As in the past our high-calibre Management talent have been put through our Development Assessment Centres and their professional development plans drawn up. Gyanodaya, our Institute of Management Learning continues to provide a good base for new learnings for our people, and honing competencies. Up until now more than 4,500 colleagues have participated in its programmes.

We had said last year that we would introduce ESOP schemes during the course of the year. In this year, we covered 700 employees under ESOP schemes, a significant move, for the first time in the history of our Group. We will cover many more from now on.

"To arrive at an employee proposition that would draw more talent to our Group, we conducted an indepth research aimed at finding out what is our DNA as an employer and what does our employer brand connote. Apart from trust and admiration for the Group as a professional values-driven organisation, what also emerged strikingly was the fact of our diversity – the number of countries and businesses in which we are engaged, that is an enduring characteristic of our Group."

Going forward in the next five years, I see our workforce mix expanding to over 100 nationalities and our senior management team becoming even more global. I visualise a multi-generational workforce able to overcome generational barriers, and effectively, feeding on each one's core offerings of experience, raw energy, risk taking and organisational knowledge. Enhancing our attractiveness as an employer also calls for creating a workspace that accepts and encourages the existence of a sharp sense of individual identity, even within the strong organisational brand and cultural fabric. We want to create top-notch leaders on virtually an assembly-line scale. And lastly, we want to be in that enviable position where the best talent globally wants to join us, just as much as we seek them.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

29th April, 2008

FINANCIAL HIGHLIGHTS

Year ⟶	Unit	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99
Production											
Viscose Staple Fibre	Tonnes	279901	246833	228981	247952	221005	224610	176462	218847	188002	164355
Grey Cement	Mn. Tonnes	15.36	14.42	13.83	12.44	11.85	11.09	9.53	9.10	8.40	5.82
Ready Mix Concrete	Mn. Cu. Mtrs	1.95	1.42	1.07	1.08	0.83	0.61	0.32	0.10	0.07	0.01
White Cement	Tonnes	407882	364649	350174	315368	310578	310163	267915	251594	240492	131979
Sponge Iron	Tonnes	562000	525183	505825	780341	687272	612879	559567	663998	709094	670231
Turnover											
Viscose Staple Fibre	Tonnes	269781	250725	242399	231533	229110	227900	181520	203854	192452	164130
Grey Cement	Mn. Tonnes	@15.54	@14.52	@ 13.99	12.63	11.96	11.16	9.68	9.16	8.42	5.88
Ready Mix Concrete	Mn. Cu. Mtrs	1.95	1.42	1.07	1.08	0.83	0.61	0.32	0.10	0.07	0.01
White Cement	Tonnes	396295	367167	347500	311454	314819	305223	266105	251291	240014	133660
Sponge Iron	Tonnes	557187	571127	478291	772799	676921	612425	562334	673852	822996	565682
Profit & Loss Account										Rs. in Crores	
Net Sales		10215	8572	6653	6229	5213	4606	4372	4453	4273	3757
Other Income		378	282	220	187	229	133	129	108	88	110
PBIDT		**3424**	**2619**	**1597**	**1785**	**1504**	**1136**	**909**	**900**	**739**	**674**
Interest		107	112	103	139	154	169	190	239	257	292
Gross Profit (PBDT)		**3317**	**2507**	**1494**	**1646**	**1350**	**967**	**719**	**661**	**482**	**382**
Depreciation		353	318	292	285	273	254	252	252	237	210
Profit before Tax, Exceptional & Extra Ordinary Items		**2964**	**2189**	**1202**	**1361**	**1077**	**713**	**467**	**409**	**245**	**172**
Exceptional Items		46	37	4	-57	-	-168	-6	-	-	-
Profit before Tax & Extra Ordinary Items		**3010**	**2226**	**1206**	**1304**	**1077**	**545**	**461**	**409**	**245**	**172**
Current Tax		952	692	370	451	291	192	57	50	12	8
Deferred Tax		10	-2	-27	-33	7	-15	52	-	-	-
Net Profit before Extra Ordinary Items		**2048**	**1536**	**863**	**886**	**779**	**368**	**353**	**359**	**233**	**164**
Extra Ordinary Items		185	-	-	-	-	-	-50	18	-	-
Net Profit		**2233**	**1536**	**863**	**886**	**779**	**368**	**303**	**378**	**233**	**164**
Equity Dividend (including CTD)		316	287	209	167	145	103	83	81	72	63
Balance Sheet										Rs. in Crores	
Gross Fixed Assets (incl. CWIP) *		10615	7974	6416	6052	5802	5594	5371	5311	5206	4937
Net Fixed Assets *		7050	4593	3307	3204	3213	3264	3263	3303	3401	3354
Investments		4081	4275	3482	2982	2541	1796	1416	682	683	680
Net Current Assets		815	892	753	745	549	613	733	991	967	1002
		11946	9760	7542	6931	6303	5673	5412	4976	5052	5037
Share Capital		92	92	92	92	92	92	92	92	92	92
Employee Stock Options Outstanding		5	-	-	-	-	-	-	-	-	-
Reserves & Surplus *		8040	6134	4886	4232	3514	2879	2615	2395	2685	2524
Net Worth		8137	6226	4978	4324	3606	2971	2707	2486	2777	2616
Deferred Tax Balance **		607	583	584	599	632	626	641	589	-	-
Loan Funds		3202	2951	1980	2008	2065	2076	2065	1900	2275	2421
		11946	9760	7542	6931	6303	5673	5412	4976	5052	5037
* Excluding Revaluation Reserve		4	4	4	5	5	6	7	18	20	22
Ratios & Statistics											
PBIDT Margin	(%)	32.3	29.6	23.2	27.8	27.6	24.0	20.2	19.7	16.9	17.4
Interest Cover (PBIDT-Tax/Interest)	(x)	23.1	17.2	11.9	9.6	7.9	5.6	4.5	3.6	2.8	2.3
Debt Equity Ratio	(x)	0.39	0.47	0.40	0.46	0.57	0.70	0.76	0.76	0.82	0.93
Dividend per Share	Rs./ Share	30.00	27.50	20.00	16.00	14.00	10.00	9.00	8.00	7.00	6.75
Basic Earning per Share $	Rs./ Share	223	168	94	97	85	40	38	39	25	18
Book Value per Share	Rs./ Share	887	679	543	472	393	324	295	271	303	285
No. of Equity Shareholders	No.	162411	168671	164847	174831	191770	242359	263549	279207	298232	199083
No. of Employees	No.	13200	15023	15156	15363	15971	16648	16912	21473	23345	24407

** Prior to FY01 Deferred Tax provisioning was not required, consequently reserves include Deffered Tax

@ *Excludes traded volumes*

$ *Excluding extra ordinary items*

FINANCIAL HIGHLIGHTS - CONSOLIDATED

Year ⟶	Unit	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03
Production							
Viscose Staple Fibre	Tonnes	279901	246833	228981	247952	221005	224610
Grey Cement	Mn. Tonnes	31.22	29.98	28.43	26.13	12.60	11.91
Ready Mix Concrete	Mn. Cu Mtrs	2.83	1.57	1.07	1.08	0.83	0.61
White Cement	Tonnes	407882	364649	350174	315368	310578	310163
Sponge Iron	Tonnes	562000	525183	505825	780341	687272	612879
Turnover							
Viscose Staple Fibre	Tonnes	269781	250725	242399	231533	229110	227900
Grey Cement	Mn. Tonnes	31.45	30.06	28.60	26.31	12.71	11.98
Clinker	Mn. Tonnes	2.12	2.50	1.46	2.93	0.15	0.21
Ready Mix Concrete	Mn. Cu Mtrs	2.83	1.57	1.07	1.08	0.83	0.61
White Cement	Tonnes	396295	367167	347500	311454	314819	305223
Sponge Iron	Tonnes	557187	571127	478291	772799	676921	612425

Profit & Loss Account						Rs. in Crores
Net Sales	16974	14069	10224	9292	5490	4890
Other Income	462	318	268	245	247	139
PBIDT	**5422**	**4290**	**2337**	**2272**	**1540**	**1149**
Interest	222	229	219	284	195	213
Gross Profit (PBDT)	**5200**	**4061**	**2118**	**1988**	**1345**	**936**
Depreciation	670	610	563	556	306	285
Profit before Tax, Exceptional & Extra Ordinary Items	**4530**	**3451**	**1555**	**1432**	**1039**	**651**
Exceptional Items	46	-	4	-129	1	-169
Profit before Tax & Extra Ordinary Items	**4576**	**3451**	**1559**	**1303**	**1040**	**482**
Current Tax	1473	1097	434	483	291	192
Deferred Tax	-7	-5	-32	-41	11	-29
Net Profit before Extra Ordinary Items	**3110**	**2359**	**1157**	**861**	**738**	**319**
Extra Ordinary Items	236	-	-	-	-	-
Net Profit before Minority Interest	**3346**	**2359**	**1157**	**861**	**738**	**319**
Less: Minority Interest	457	392	116	-19	-	-
Add: Share in Profit / (Loss) of Associate	2	-0.4	-	-	-	-
Net Profit after Minority Interest	**2891**	**1967**	**1041**	**880**	**738**	**319**

Balance Sheet						Rs. in Crores
Gross Fixed Assets (incl. CWIP) *	19258	14481	11927	11312	6333	6061
Net Fixed Assets *	12919	8468	6411	6294	3549	3596
Investments	1661	2272	1352	769	2342	1609
Goodwill	1991	1844	1773	1958	122	120
Deferred Tax Assets	-	-	4	3	32	35
Net Current Assets	580	859	652	674	366	439
	17151	13443	10192	9698	6411	5799
Equity Share Capital	92	92	92	92	92	92
Other Share Capital	29	6	43	43	42	42
Employee Stock Options Outstanding	6	-	-	-	-	-
Reserves & Surplus *	9013	6460	4698	3947	3224	2630
Net Worth	9140	6558	4833	4082	3358	2764
Minority Interest	1276	859	514	500	-	-
Deferred Tax Liability	1158	1153	1162	1182	634	627
Loan Funds	5577	4873	3683	3934	2419	2408
	17151	13443	10192	9698	6411	5799
* Excluding Revaluation Reserve	4	4	4	5	5	6

Ratios & Statistics							
PBIDT Margin	(%)	31.1	29.8	22.3	23.8	26.8	22.8
Interest Cover (PBIDT-Tax/Interest)	(x)	17.8	14.0	8.7	6.3	6.4	4.5
ROACE (PBIT/Avg.CE)	(%)	31.1	31.1	17.8	21.4	20.3	15.4
RONW (PAT/Avg. NW) $	(%)	33.8	34.5	23.4	23.7	24.1	11.9
Debt Equity Ratio	(x)	0.54	0.66	0.69	0.86	0.72	0.87
Basic Earning per Share $	Rs./ Share	290	215	114	96	81	35
Book Value per Share	Rs./ Share	997	715	527	445	366	301

$ Excluding extra ordinary items

MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

The Indian economy recorded yet another year of robust growth, in FY08. The last three years have proved to be one of the best phases for the economy, with growth averaging above 9%. During the latter half of the last fiscal, however, there has been a slowdown in the growth momentum, partly contributed by the deteriorating global economic environment and uncertainty in global financial markets. Nevertheless, India is likely to maintain a high level of growth rate, given the uptrend in the saving and investment rate in the last few years. Your Company has benefitted from the strength in the economy. Key businesses of your Company, Cement and Viscose Staple Fibre, have performed well during the year, even as they faced the challenge of managing rising input costs as global commodity prices, viz. pulp, oil, coal, etc. touched new highs.

KEY STRATEGIC DEVELOPMENTS

Sale of stake in Shree Digvijay Cement Company Limited (SDCC)

Your Company sold its entire equity stake of 53.63% in SDCC to CIMPOR Inversiones SA at a consideration of Rs.322 Crores. SDCC was acquired in 1998 to gain a presence in the Gujarat market. Subsequently, your Company acquired a 6 million TPA capacity in Gujarat through its acquisition of UltraTech Cement in 2004. The divestment of equity stake in SDCC has been done to rationalize its portfolio of cement plants.

Textile Business

Your Company's Textile units at Bhiwani have been transferred to a subsidiary, Grasim Bhiwani Textiles Ltd. w.e.f. 1st October, 2007. The move is aimed at enabling the new entity to have a more focused approach to the development of textile business and pursue emerging growth opportunities in the textile sector.

CONSOLIDATED FINANCIAL PEFORMANCE

Your Company achieved yet another year of record revenue and net profit. Consolidated Net Turnover at Rs.16,974 Crores increased by 21%. The increase in revenue was attributable to higher volumes and increased realisations. Consolidated Profit after Tax (including extraordinary activities) grew appreciably by 47% from Rs.1,967 Crores to Rs.2,891 Crores, despite a substantial increase in raw material and energy costs in all the businesses.

The performance of individual business segments and their outlook for the future are highlighted in subsequent paragraphs.

BUSINESS PERFORMANCE REVIEW

Viscose Staple Fibre (VSF)

	Unit	FY08	FY07	% Change
Installed Capacity	TPA	* 333,975	270,100	24
Production	Tonnes	279,901	246,833	13
Sales Volume	Tonnes	269,781	250,725	8
Net Divisional Revenue	Rs. Crores	2,998.5	2,308.9	30
Average Realisation	Rs./Tonne	103,316	85,729	21
Operating Margins	%	36.6	30.9	—

* *Capacity increased by 63,875 TPA during March 2008*

Performance Review

FY 08 has been a good year for VSF business with all-round improvement in production, sales and profitability. A strong global demand for cellulosic fibres led to higher volumes and significant increase in realisations. On the input side, the pulp prices continued to rise, albeit at a slower pace. Sulphur which is a major component of the cost witnessed increase in prices to unprecedented levels.

Though the year as a whole was good, the last quarter witnessed a reversal of trend. Several adverse macro economic factors like US recession, strengthening of Indian rupee, slowdown of yarn exports from India to Turkey, Brazil etc. led to a drop in the demand for VSF in the last quarter. Coupled with high inventory levels in the value chain, it led to a drop in VSF prices.

In this rapidly changing environment, the business averaged a production growth of 13% and realisation increase of 21%. The operating margins grew from 31% to 37% during the year.

Sector Outlook

The long-term outlook for the VSF business remains positive in line with the overall textiles outlook. In the short term, both demand and realisations are expected to remain subdued. Margins may remain under stress and are likely to see a further decline in the short to medium term due to the impact of increasing input costs, coupled with softening of VSF prices.

Business Outlook

In line with the weak outlook for sector in short term, the VSF business performance is likely to remain restrained. Profitability may be impacted due to lower volumes and weak margins.

The expansion project at the Kharach unit was commissioned in March 2008, taking the total installed capacity of your Company from 270,100 TPA to 333,975 TPA. Your Company is in the process of obtaining requisite approvals for Brownfield expansion at Harihar in Karnatka (31,000 TPA) and Greenfield project at Vilayat in Gujarat (88,000 TPA).

Your Company has been working towards strengthening its captive pulp supply. Towards this objective, its stake in AV Cell, the Canadian pulp JV, has been increased from 16% to 45%. Further, the conversion of AV Nackawic facility in Canada, from paper grade pulp to dissolving grade pulp is underway and is expected to be completed in Q2FY09.

The division forayed into VSF consumer products by launching wipes under the brand names KARA and PRIM. These products have been test launched in select markets and the national roll out is planned in FY 09. Your Company's Research & Application Development Centre at Kharach (Gujarat) continues to nurture the development of new applications and value added products which in time would propel the demand for VSF.

Chemicals

	Unit	FY08	FY07	% Change
Caustic Soda				
- Installed Capacity	TPA	258,000	258,000	—
- Production	Tonnes	188,537	136,685	38
- Sales Volume	Tonnes	187,356	137,677	36
Net Divisional Revenue	Rs. Crores	414.7	319.0	30
ECU Realisation	Rs./Tonne	18,963	19,444	(2)
Operating Margins	%	33.3	25.3	—

Performance Review

The Chemical business recorded an improved performance during the year. Production of caustic soda was at its highest, given the expanded capacity and normal operations. During the previous year, production was affected due to water shortage and shut down of a captive power plant for major repairs. Sales volumes were higher by 36% aided by increased production and higher captive demand from VSF division. The operating margins improved despite a fall in realisations and cost pressure on key inputs, aided by lower power cost and economies of scale.

Sector Outlook

The high growth anticipated in domestic alumina production will lead to a healthy demand for caustic soda. Prices are expected to remain range bound as new capacities get commissioned.

Business Outlook

With various measures taken for reduction in power consumption and rationalization of manpower, the business is expected to perform well.

Cement

	Unit	FY08	FY07	% Change
GREY CEMENT				
Installed Capacity	Mn. TPA	#16.75	13.12	28
Production	Mn. Tonnes	15.36	14.42	7
Sales Volume* $	Mn. Tonnes	15.54	14.52	7
Average Realisation	Rs./Tonne	3,192	2,867	11
RMC				
Installed Capacity	Mn. Cu. Mtrs.	5.59	2.30	143
Sales Volume	Mn. Cu. Mtrs.	1.95	1.43	36
Average Realisation	Rs./ Cu. Mtr.	2,731	2,465	11
WHITE CEMENT				
Installed Capacity	TPA	475,000	475,000	—
Production	Tonnes	407,882	364,649	12
Sales Volume $$	Tonnes	396,295	367,167	8
Average Realisation	Rs./Tonne	6,902	6,458	7
NET DIVISIONAL REVENUE *	Rs. Crores	5,890.4	4,889.2	20
DIVISIONAL OPERATING MARGINS	%	31.9	33.2	—

 # includes 1.3 million TPA grinding unit commissioned in March 08 and debottlenecking of capacity by 2.4 million TPA during the year

** Excludes traded volumes*

$ Includes captive consumption for RMC

$$ Includes captive consumption for value added products

Performance Review

The Cement business has delivered an encouraging performance. Despite capacity constraints, sales volume grew from 14.52 million tonnes in FY 07 to 15.54 million tonnes in FY08, a growth of 7%.

While realisations at Rs.3,192 per tonne improved by 11%, the same was inadequate to meet the impact of sharp rise in energy prices and increase in other input costs. Average fuel cost soared by 31% due to increase in prices of imported coal, petcoke and indigenous coal. Operating margins witnessed a nominal reduction from 33.2% in FY07 to 31.9% in the current year.

Your Company successfully transited the "Birla Plus" brand to "UltraTech Cement – The Engineer's Choice" for a common brand identity across the country.

The Ready Mix Concrete (RMC) business expanded its network at a rapid pace across the country. The number of plants increased from 13 at the start of the year to 31. Consequently sales volumes grew by 36% at 1.95 million cubic meters.

The White Cement division has recorded yet another year of good performance supported by 8% volume growth against the industry growth of 2%. Wall Care Putty, a value added product, grew by 59%.

Performance of Cement Subsidiary – UltraTech Cement Ltd. (UltraTech)

Financial Results (Rs. in Crores)

	FY08	FY07	% Change
Net Turnover*	5,610.7	4,780.9	17
Other Income	99.8	59.2	69
Operating Profit (PBIDT)	1,830.6	1,490.8	23
Interest	75.7	86.8	(13)
Depreciation	239.6	228.7	5
Profit before Tax	1,515.3	1,175.3	29
Total Tax Expenses (net)	503.8	388.7	30
Net Profit after Minority Share	1,010.1	784.9	29

**Exclude traded sales volumes*

UltraTech's performance has been good. Revenues rose by 17% to Rs.5,611 Crores. Domestic cement sales were higher at 14.25 million tonnes, an increase of 7%. Exports of cement and clinker were curtailed to meet the domestic demand and consequently, were lower by 25% from 3.48 million tonnes to 2.61 million tonnes. RMC business, which was started in FY07 in UltraTech, scaled up impressively and volumes grew manifold to 0.89 million cubic meter.

Domestic cement realisations increased by 11% at Rs.3,266 per tonne. Export realisations of cement witnessed an increase of 16%. The gains from better realisations were offset to a large extent by sharp increase in input cost. As a result, operating margins expanded nominally from 30.8% to 32.1%. Costs rose largely on account of rise in raw material and fuel costs.

Profit after Tax grew by 29% crossing the Rs.1,000 Crore mark for the first time.

Outlook for Cement Business

The Cement industry has been growing at a healthy pace. Domestic cement consumption grew by 9.8% during FY08. Large scale investments have been planned in infrastructure during the Eleventh five year plan period. The housing demand will continue to grow with rise in income levels and growing urbanization. The strong demand from infrastructure and housing sector will drive the cement demand. Large capacity expansion plans by various sectors in the industry and incremental demand for commercial space will also contribute to demand growth.

Energy cost which is the largest component of the cement cost, rose sharply during FY08 with galloping coal prices in the international market, rising sea freight and lower availability of linkage coal. Coal availability has become a concern in India as coal production has not been able to keep pace with the rising demand. Significant increase in energy prices may have an adverse impact on margins going forward. New captive thermal power plants and reduced lead distance, post commissioning of new capacities, may moderate the cost increase to some extent.

The industry may witness a surplus of supply over demand on account of large capacity additions planned during the Eleventh Plan period. This is expected to have an impact on domestic prices in calendar year 2009. However, the strong momentum in demand would help in absorbing the increased supply in the long term.

Capex Plan – Cement Business

Debottlenecking at existing locations led to an increase in the capacity by 2.40 million TPA during the year. A cement grinding unit of 1.3 million TPA at Panipat in Haryana was also commissioned during the year. The progress on various projects has been satisfactory. The expansion at Shambhupura plant in Rajasthan (4.4 million TPA) will be operational in H1FY09. The Kotputli plant in Rajasthan (4.5 million TPA) is expected to go on stream in Q3FY09.

A thermal power plant of 23 MW was commissioned at Jawad (M.P.) in March 08. Thermal power plants with capacity of 144 MW are under construction at various locations to reduce dependence on grid and DG power. All the power plants are likely to get commissioned in a phased manner in FY09. Upon commissioning, the total power generation capacity will be 268 MW, which will meet around 80% of the total power requirement.

RMC network is being expanded rapidly and the number of RMC plants will increase from 31 at the end of FY08 to 55 by the end of FY09.

A total capex plan of over Rs.5,100 Crores on capacity expansions, captive thermal power plants, RMCs, modernisation, infrastructure build up etc. is under implementation, out of which Rs.2,900 Crores have already been spent. The balance amount will be spent over the next two years.

UltraTech has a capex plan of Rs.3,700 Crores, which includes 4.9 million TPA project at Tadpatri (Andhra Pradesh), thermal power plants, RMCs, modernization, etc. Out of this, Rs.2,100 Crores have already been spent and the balance amount will be spent over the next two years. The Tadpatri project is progressing satisfactorily and will be operational in H1FY09. UltraTech is putting up 225 MW of thermal power plants at different locations. It is also investing in RMC plants which will increase from 22 at the end of FY08 to 39 by the end of FY09.

Upon completion of the above capex plan of your Company and UltraTech, the aggregate cement capacity will stand augmented at 48.8 million TPA. The aggregate power generation capacity will be 536 MW. The total number of RMC plants will increase to 94.

Sponge Iron

	Unit	FY08	FY07	% Change
Installed Capacity	TPA	900,000	900,000	—
Production	Tonnes	562,000	525,183	7
Sales Volume	Tonnes	557,187	571,127	(2)
Net Divisional Revenue	Rs. Crores	950.1	755.8	26
Average Realisation	Rs./Tonne	15,759	12,679	24
Operating Margins	%	16.8	11.3	—

Performance Review

The Sponge Iron business continued to face shortage of natural gas leading to low capacity utilisations. Production increased by 7% with the use of alternate fuels. Average realisations were higher by 24% given the firm trend in international scrap prices. The impact of higher realisations was partially offset by higher cost of iron ore and use of costly alternate fuels.

Sector Outlook

Given the high growth trajectory of the Indian economy, the demand for steel is expected to remain buoyant. Consequently, sponge iron being an intermediate product will benefit. Scrap prices are on the rise fuelled by a substantial increase in finished steel prices in the global markets. As a result, prices of sponge iron are expected to remain firm.

Business Outlook

The Dahej-Dabhol pipeline has been commissioned during the year. Adequate gas is expected to be available as spur pipeline connecting the same to the existing GAIL pipeline is likely to get commissioned in the first half of FY2009. This will enable higher capacity utilisation and cost optimisation, though pricing of gas being uncertain continues to remain a matter of concern.

Grasim Bhiwani Textiles Limited (GBTL)

During the six months of its operation, GBTL, a subsidiary of the Company, incurred a loss of Rs.4.7 Crores, due to increase in raw material and power costs. Depressed export markets further weakened the performance. A thermal power plant of 8 MW is under construction which will lead to a reduction in power cost. GBTL is taking various measures to enhance operational efficiency and better its performance.

FINANCIAL REVIEW AND ANALYSIS

(Rs. in Crores)

	Consolidated			Standalone		
	FY08	FY07	% Change	FY08	FY07	% Change
Net Turnover	16,973.9	14,069.5	21	10,215.1	8,571.7	19
Other Income	462.3	317.7	46	377.8	281.8	34
Profit Before Interest, Depreciation and Tax	5,422.0	4,290.0	26	3,424.5	2,619.0	31
Interest	222.1	228.6	(3)	107.0	111.8	(4)
Depreciation	670.3	610.0	10	353.3	317.9	11
Exceptional Items	45.7	—	—	45.7	37.1	—
Profit before Tax Expenses	4,575.3	3,451.4	33	3,009.9	2,226.4	35
Total Tax Expenses	1,465.8	1,092.1	34	962.3	690.6	39
Net Profit after Tax (Before Extra Ordinary Activities)	3,109.5	2,359.3	32	2,047.6	1,535.8	33
Extra Ordinary Items	236.7	—	—	185.0	—	—
Net Profit after Tax and Extra Ordinary Activities	3,346.2	2,359.3	42	2,232.6	1,535.8	45
Less: Minority Share Add: Share in Profit / (Loss) of Associate	456.6	391.5	—	—	—	—
	1.8	(0.4)	—	—	—	—
Net Profit	2,891.4	1,967.4	47	2,232.6	1,535.8	45

Consolidated Results

The Consolidated results of your Company include inter alia, the results of its subsidiaries, UltraTech Cement Ltd., UltraTech Ceylinco Pvt. Ltd., Shree Digvijay Cement Co. Ltd.(upto 24th March 08), Grasim Bhiwani Textiles Ltd., share in the joint ventures and associate company. Your Company's consolidated turnover increased by 21% from Rs.14,070 Crores to Rs.16,974 Crores. Operating profit increased by 26% from Rs.4,290 Crores to Rs.5,422 Crores. Net profit including profit from extraordinary activities was higher by 47% at Rs.2,891 Crores.

Standalone Results

Net Turnover

Net turnover at Rs.10,215 Crores grew by 19% during the year, as explained under the Segmental Review and Analysis.

Other Income

Other income increased by 34% from Rs.282 Crores in FY07 to Rs.378 Crores in FY08 on account of higher treasury and other interest income.

Operating Profit (PBIDT)

PBIDT was at Rs.3,425 Crores in FY08 as against Rs.2,619 Crores in FY07, an increase of 31% as elaborated upon under the Segmental Review and Analysis.

Interest

Interest cost reduced by 4% to Rs.107 Crores (net of interest capitalised) due to repayment of debts (on net basis).

Depreciation

Depreciation charges increased from Rs.318 Crores in FY07 to Rs.353 Crores in FY08, an increase of 11%, following a net addition of Rs.817 Crores to the Gross Block.

Exceptional Items

Your Company has written back provision of Rs.46 Crores towards diminution in value of investments in Shree Digvijay Cement Co. Ltd., (SDCC) as your Company sold its stake in SDCC during the year, at a profit.

Total Tax Expenses

The total tax increased by 39% on higher profits earned during the year. The provision for current tax (including fringe benefit tax) was Rs.952 Crores as against Rs.692 Crores in FY07. There was a deferred tax debit of Rs.10 Crores as against credit of Rs.2 Crores in FY07.

Net Profit after Total Tax (Before Extra Ordinary Activities)

Net profit after total tax but before extra ordinary activities rose by 33%, from Rs.1,536 Crores in FY07 to Rs.2,048 Crores in FY08.

Extra Ordinary Items

A gain of Rs.185 Crores was realised from extra ordinary activities, of which Rs.180 Crores was from sale of stake in Shree Digvijay Cement Co. Ltd. and Rs.5 Crores was from transfer of your Company's textile units at Bhiwani to its subsidiary, Grasim Bhiwani Textiles Ltd.

Net Profit including Extra Ordinary Activities

Net Profit including Extra Ordinary Activities stepped up by 45%, from Rs 1,536 Crores in FY07 to Rs.2,233 Crores in FY08.

CASH FLOW ANALYSIS

(Rs. in Crores)

	FY08
Sources of Cash	
Cash from Operations	2,250.8
Increase in Debts	236.0
Net Decrease in Investments	127.1
Non-operating Cash Flow	165.8
Extraordinary Items	381.2
	3,160.9
Uses of Cash	
Capital Expenditure	2,802.6
Increase in Working Capital	159.8
Interest	169.6
Dividend	17.8
Increase in Cash and Cash Equivalent	11.1
	3,160.9

Sources of Cash

Cash from Operations

Cash from operations was Rs. 2,251 Crores in FY08 as compared to Rs. 1,816 Crores in FY07.

Increase in Debts

Rupee Term Loan (TUF scheme) for Rs. 300 Crores and foreign currency loans for Rs.281 Crores were raised primarily to fund capex. Short term borrowings increased by Rs.65 Crores.

Long term debts aggregating Rs. 343 Crores and deferred sales tax loans of Rs. 67 Crores were repaid during the year.

Net Decrease in Investments

During the year, a net sum of Rs.432 Crores was realised from liquidation of investments in mutual funds. Your Company invested Rs. 247 Crores in the equity of subsidiaries and joint ventures. Loans and advances given to subsidiaries, JV and others increased by Rs. 67 Crores.

Non-Operating Cash Flow

Cash flow from non-operating income was on account of dividend and interest income.

Extra Ordinary Items

Sale proceeds from sale of shares of subsidiary, Shree Digvijay Cement Co. Ltd were Rs. 298 Crores.

Proceeds on transfer of textile units at Bhiwani were Rs. 83 Crores.

Uses of Cash

Capital Expenditure

Your Company incurred large capital expenditure on cement and fibre capacity expansion, setting up of thermal power plants in cement business, expansion of RMC network, technology upgradation and normal modernisation in all the businesses.

Increase in Working Capital

Increase in net turnover by 19% during the year led to rise in trade receivables. There is an increase in the accumulated credit of Cenvat and service tax on account of capital goods purchase.

Dividend

During the year Rs.18 Crores of unclaimed dividend was paid.

RISKS AND CONCERNS

Your Company has a comprehensive risk management policy. The risk management inter alia provides for review of the risk assessment and mitigation procedure, laying down procedure to inform / report the Board in the matter and for periodical review of the procedure to ensure that executive management controls the risks through a properly defined framework.

During the year, the Audit Committee, which has been designated by the Board for the purpose, reviewed the adequacy of the risk management framework of the Company, the key risks associated with the businesses of the Company and the measures and steps in place to mitigate the same. The details were thereafter presented to and discussed at the Board Meeting.

Some of the key risks affecting your Company are illustrated below:

Economic Risk

Due to the opening of world trade and diminishing tariffs, your Company is faced with the threat of pressure on margins on products. To counter these, your Company stepped up its focus on value added products by upgrading and expanding manufacturing capacities and increasing R&D. In addition, structural cost optimisation and cost control measures have been initiated.

Competitor Risk

The market is highly competitive with the elimination of fiscal barriers and inroads of large conglomerates into the country with inorganic growth strategies. Your Company continues to focus on increasing its market share and taking marketing initiatives that help customers in making informed decisions.

Project Execution Risk

Your Company is in the process of setting up cement capacities and captive thermal power plants. In the fibre business also, plans to increase the capacity are under implementation. The project execution is largely dependent upon land purchase, project management skills, timely delivery by the equipment suppliers and adherence to schedule by civil contractors. Any delay in project implementation will impact revenue and profit for that period. Your Company is continuously reviewing the project execution to ensure that the implementation schedules are adhered to.

Human Resource Risk

Your Company's ability to deliver value also depends on its ability to attract, train, motivate, empower and retain the best professional talents. These abilities have to be developed across Company's rapidly expanding operations. There is significant competition from emerging service sectors, which poses inherent risks associated with the ability to hire and retain skilled and experienced professionals. Your Company continuously benchmarks

HR policies and practices with the best in the industry and carries out necessary improvements to attract and retain best talent and build intellectual capital.

Foreign Exchange Risk

Your Company's policy is to hedge its long-term foreign exchange risk as well as short-term exposures within the defined parameters. Long-term foreign exchange liability is fully hedged and hedges are on held to maturity basis. As imports (including capital goods import) exceeded exports, your Company has suitably hedged the differential short-term exposure from time to time to appropriately manage the currency risk.

Interest Rate Risk

Your Company is exposed to interest rate fluctuations on its borrowings. It uses a judicious mix of fixed and floating rate debts within the stipulated parameters. Your Company continuously monitors its interest rate exposures and whenever required, uses hedging tools to minimise interest rate risk.

Commodity Price Risk

Your Company is exposed to the risk of price fluctuation on raw materials, energy sources as well as finished goods. However, considering the normal correlation in the prices of raw materials and finished goods, the risk is reduced. Your Company's strategy of backward integration, like pulp and caustic soda for VSF, helps in minimising the effect of increase in prices of raw materials. Setting up of captive power plants aids in controlling the impact of rise in energy cost, which is a major cost element.

Forward integration in value added products for eg., specialty fibre in VSF, ready mix concrete in cement enables to reduce the price fluctuation in the finished goods.

INTERNAL CONTROL SYSTEM

Your Company has appropriate internal control systems for business processes, with regards to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. All operating parameters are monitored and controlled. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors reviews the adequacy and effectiveness of internal control systems and suggests improvement for strengthening them, from time to time.

CONCLUSION

Your Company has been able to create value with continuous increase in profitability year after year emanating from leadership positions in VSF and Cement businesses. Ambitious expansion plans are under way in both of these businesses. This will enable your Company to continue its journey on the growth path.

CAUTIONARY STATEMENT

Statement in this "Management Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts businesses and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent development, information or events or otherwise.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices stem from an inherent desire to improve and innovate and reflects the culture of trusteeship that is deeply ingrained in our value system and form part of the strategic thought process. Our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as transparency and timely disclosure.

In line with this philosophy, Grasim Industries Limited, a flagship of the Aditya Birla Group, continuously strives for excellence through adoption of best governance and disclosure practices. Your Company is fully compliant with all the provisions of Clause 49 of the Listing Agreement of the Stock Exchanges. The details of compliance are as follows:

Compliance with Corporate Governance Guidelines

1. BOARD OF DIRECTORS

(A) Composition of Board

Your Company's Board presently comprises of 9 Directors, 5 of whom are Independent Directors, 2 are Non-Executive Directors and 2 are Whole Time Directors with considerable experience in their respective fields.

Name of Director	*Executive/ Non-Executive/ Independent #*
Mr. Kumar Mangalam Birla	Non-Executive
Mrs. Rajashree Birla	Non-Executive
Mr. M.L. Apte	Independent
Mr. B.V. Bhargava	Independent
Mr. R.C. Bhargava	Independent
Mr. Cyril Shroff	Independent
Mr. S.G. Subrahmanyan	Independent
Mr. Shailendra K. Jain	Whole Time Director
Mr. D.D. Rathi	Whole Time Director & CFO

 # Independent Director means a director defined as such under Clause 49 of the Listing Agreement.

No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are Son & Mother respectively.

(B) Non-Executive Directors' Compensation and Disclosures

All fees / compensation paid to the Non-Executive Directors and Independent Directors are approved by Board of Directors and have shareholders' approval. Details of sitting fees/ compensation paid to them are given at respective places in this report.

(C) Other Provisions as to Board and Committees

Your Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information as specified in Annexure 1A to Clause 49 of the Listing Agreement with the Stock Exchanges is regularly placed before the Board. Agenda and Notes on Agenda are circulated to the Directors in advance of each meeting of the Board of Directors. Where it is not practical to attach or send the relevant information as a part of agenda papers, the same are tabled at the meeting and the presentations are made to the Board. The Members of the Board have complete freedom to express their opinion and the decisions are taken after detailed discussions.

The information periodically placed before the Board inter alia includes: -

- Annual operating plans and budgets and any updates.
- Capital budgets and any updates.
- Quarterly results for the company and its operating divisions or business segments.
- Minutes of meetings of audit committee and other committees of the board.
- The information on recruitment and remuneration of senior officers just below the board level, including appointment or removal of Chief Financial Officer and the Company Secretary.
- Show cause, demand, prosecution notices and penalty notices which are materially important
- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
- Any material default in financial obligations to and by the company, or substantial nonpayment for goods sold by the company.
- Any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order which, may have passed strictures on the conduct of the company.
- Details of any joint venture or collaboration agreement.
- Transactions that involve substantial payment towards goodwill, brand equity, or intellectual property.
- Significant labour problems and their proposed solutions. Any significant development in Human Resources/ Industrial Relations front like signing of wage agreement, implementation of Voluntary Retirement Scheme etc.
- Sale of material nature, of investments, subsidiaries, assets, which is not in normal course of business.
- Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material.
- Non-compliance of any regulatory, statutory or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc.
- Working of the subsidiary companies
- Risk Management Policies of your Company

The Board meets atleast once in a quarter to review the quarterly financial results and operations of your Company. Apart from the above, additional Board Meetings are convened by giving ppropriate notice to address the specific needs of the Company.

During the year under review, the Board met 5 times. The details of Board Meetings held during FY 2007-08 are as under:

Sr.No.	Date of Board Meeting	City	No. of Directors Present
1.	25.04.2007	Mumbai	10
2.	28.07.2007	Mumbai	9
3.	27.10.2007	Mumbai	8
4.	04.12.2007	Mumbai	8
5.	22.01.2008	Mumbai	8

The details of the Directors with regard to the outside directorships and Committee positions as well as attendance at Board Meetings / Annual General Meeting (AGM) are as follows:

Name of Director	No. of Outside Directorships Held[1]		Outside Committee Positions Held[2]		No. of Board Meetings		Attended Last
	Public	Private	Member	Chairman	Held	Attended	AGM@
Mr. Kumar Mangalam Birla	10	12	—	—	5	5	No
Mrs. Rajashree Birla	6	12	—	—	5	5	No
Mr. M.L. Apte	9	2	5	—	5	5	No
Mr. B.V. Bhargava	10	—	7	4	5	5	Yes
Mr. R.C. Bhargava	7	2	4	4	5	4	Yes
Mr. Cyril Shroff	1	1	—	—	5	2	No
Mr. S.G. Subrahmanyan	2	—	1	—	5	5	No
Mr. Shailendra K. Jain	4	—	—	—	5	3	Yes
Mr. D.D. Rathi	7	1	1	—	5	5	Yes

@ AGM *held on 7th July, 2007 at the Registered Office of the Company at Nagda, Madhya Pradesh*

Notes:

1. *Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.*
2. *Only two Committees of the Board viz. the Audit Committee and the Shareholders'/ Investors Grievance Committee are considered.*

(D) Code of Conduct

The Board of Directors play an important role in ensuring good governance and have laid down the Code of Conduct ("the Code") applicable to all Board Members and Senior Management of the Company. The Code is also posted on the website of Company.

Declaration

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, we confirm that the Board Members and Senior Management of the Company have confirmed compliance with the Code for the year ended 31st March, 2008.

For Grasim Industries Limited

D.D. Rathi — Whole Time Director

Shailendra K. Jain — Whole Time Director

II. AUDIT COMMITTEE

(A) Composition of Audit Committee

Your Company has an Audit Committee at the Board level, with the powers and the role that are in accordance with the Clause 49 II (C) and (D) of the Listing Agreement, which acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process.

The composition of the Audit Committee is as follows:

1. Mr. B.V. Bhargava, Chairman
2. Mr. R.C. Bhargava, Member
3. Mr. M.L. Apte, Member

All the members of the Audit Committee are Independent Directors.

Mr. D.D. Rathi, Whole Time Director & CFO is a permanent invitee to the Audit Committee Meetings. The statutory as well as internal auditors of the Company are also invited to the Audit Committee Meetings.

Mr. Ashok Malu, Company Secretary, acts as the Secretary of the Audit Committee.

The Chairman of the Audit Committee was present at the Annual General Meeting of the Company held on 7th July, 2007.

(B) Meetings of Audit Committee

During the year under review, the Audit Committee met 6 times to deliberate on various matters and the details of the composition, attendance by the Committee members and sitting fees paid to them are as follows:

Name of Audit Committee member	No. of Meeting(s)		Sitting Fees Paid#
	Held	Attended	(Rs.)
Mr. B.V. Bhargava	6	6	30,000
Mr. R.C. Bhargava	6	5	25,000
Mr. M.L. Apte	6	6	30,000

#Sitting Fees paid @ Rs. 5,000/- per meeting of the Committee

(C) Powers of Audit Committee

The Audit Committee is endowed with the following powers:

1. To investigate any activity within its terms of reference
2. To seek information from any employee
3. To obtain outside legal or other professional advice
4. To secure attendance of outsiders with relevant expertise, if it considers necessary

(D) Role of Audit Committee

The role of the Audit Committee includes the following:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.
3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.
4. Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
   a. Matters required to be included in the Directors' Responsibility Statement to be included in the Board's report in terms of clause (2AA) of Section 217 of the Companies Act, 1956
   b. Changes, if any, in accounting policies and practices and reasons for the same
   c. Major accounting entries involving estimates based on the exercise of judgement by management
   d. Significant adjustments made in the financial statements arising out of audit findings
   e. Compliance with listing and other legal requirements relating to financial statements
   f. Disclosure of any related party transactions
   g. Qualifications in the draft audit report, if any
5. Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.

6. Reviewing, with the management, performance of statutory and internal auditors, and adequacy of the internal control systems.
7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
8. Discussion with internal auditors any significant findings and follow up thereon.
9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
10. Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults, if any, in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.
12. Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

(E) Review of Information by Audit Committee

The Audit Committee reviews the following information:

1. Management discussion and analysis of financial condition and results of operations;
2. Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
3. Management letters/letters of internal control weaknesses issued by the statutory auditors;
4. Internal audit reports relating to internal control weaknesses;
5. The appointment, removal and terms of remuneration of the internal auditor(s); and
6. Risk assessment and mitigation plans

III. SUBSIDIARY COMPANIES

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee reviews the financial statements and in particular, the investments made by the unlisted subsidiary companies. The minutes of the Board meetings as well as statements of all significant transactions of the unlisted subsidiary companies are placed before the Board of Directors of the Company for their review.

IV. DISCLOSURES

(A) Basis of related party transactions:

Your Company places all the aforesaid details before the Audit Committee periodically.

A comprehensive list of related party transactions as required by the Accounting Standard (AS) 18 issued by the Institute of Chartered Accountants of India, forms part of the Note No. 19 of Part B of Schedule 21 to the Accounts in the Annual Report. These transactions are not likely to have any conflict with the interests of the Company at large.

(B) Disclosure of Accounting Treatment

Your Company has followed all relevant Accounting Standards while preparing the Financial Statements.

(C) Risk Management

Your Company has a comprehensive risk management policy. The risk management inter alia provides for review of the risk assessment and minimization procedure, laying down procedure to inform/ report the Board in the matter and for periodical review of the procedure to ensure that executive management controls the risks through properly defined framework.

During the year, the Audit Committee, who has been designated by the Board for the purpose, reviewed the adequacy of the risk management framework of the Company, the key risks associated with the businesses of the Company and the measures and steps in place to mitigate the same and thereafter the details were presented to and discussed at the Board Meeting. The risk management issues are discussed in the Management Discussion & Analysis.

(D) Proceeds from public issues, right issues, preferential issues, etc.

During the year under review, the Company has not raised any proceeds from public issue, right issue or preferential issue.

(E) Remuneration of Directors

All decisions relating to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with the Shareholders' approval, wherever necessary. Independent / Non-Executive Directors were paid sitting fees of Rs.5,000/- per meeting as remuneration. In the AGM held on 25th August, 2006, the shareholders had approved payment of commission not exceeding 1% per annum of the net profits of the Company to the Non-Executive Directors. Each year the Board fixes the amount to be paid as commission. For FY 2007-08, the Board has approved the payment of Rs.12.50 crores as commission to the Non-Executive Directors. The amount of commission payable is determined after assigning weightage to attendance, type and significance of the meetings to the overall functioning of the Company.

Details of remuneration paid/ to be paid to the Directors for the period under review is as under:

a. Non-Executive/ Independent Directors:

Name of Director	Relationship with other Directors, if any	Commission (Rs.)	Sitting Fees# (Rs.)
Mr. Kumar Mangalam Birla	Son of Mrs. Rajashree Birla	11,25,00,000	25,000
Mrs. Rajashree Birla	Mother of Mr. Kumar Mangalam Birla	45,00,000	25,000
Mr. M L Apte	—	14,50,000	25,000
Mr. B V Bhargava	—	19,00,000	25,000
Mr. R C Bhargava	—	19,75,000	20,000
Mr. Cyril Shroff	—	7,25,000	10,000
Mr. S G Subrahmanyan	—	16,50,000	25,000
Mr. S B Mathur *	—	3,00,000£	20,000

** Ceased w.e.f. 22nd January, 2008*

£ Payable to LIC

 # In addition, Sitting Fees paid @ Rs.5,000/- per meeting of the Board or any Committee of the Board

Details of sitting fees paid for meetings of the Committees of the Board are given at the respective places in this report.

b. Whole Time Directors:

Whole-Time Director	Relation-ship with other Directors, if any	Business relationship with the Company	Remuneration paid during 2007-08			
			All elements of remuneration package, i.e. salary, benefits, bonus, pension, etc. paid during the year	Performance linked incentives, along with performance criteria	Service Contracts, notice period, severance fee	Stock option details, if any
Mr. Shailendra K. Jain	—	Whole Time Director	Rs. 290.10 lacs	Refer Note (a)	Refer Note (b)	Refer Note (c)
Mr. D.D. Rathi	—	Whole Time Director & CFO	Rs. 170.95 lacs			

Notes:

a) The Board has approved payment of performance linked variable pay as under to the Whole Time Directors on achieving of the targets:

   i) Mr. Shailendra K. Jain was paid a sum of Rs.134 lacs

   ii) Mr. D.D. Rathi was paid a sum of Rs.55 lacs

b) Their appointment is subject to termination by three months notice in writing on either side.

c) Details of stock options granted to the Whole Time Directors during the year is set out in Annexure to the Directors' Report.

No significant/material transactions have been made with the Non-Executive Directors vis-à-vis the Company.

All Non-Executive Directors have disclosed their shareholding in the Company. Details of shareholding of Non Executive and/ or Independent Directors are as follows:

Name of Director	No. of Equity Shares held as on 31st March, 2008
Mr. Kumar Mangalam Birla	23,915
Mrs. Rajashree Birla	72,280
Mr. M. L. Apte	130
Mr. B. V. Bhargava	333
Mr. R. C. Bhargava	227
Mr. Cyril Shroff	137
Mr. S. G. Subrahmanyan	100

(F) Management

i) The Management Discussion and Analysis Report forms part of the Annual Report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement.

ii) No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc. that may have a potential conflict with interests of the Company.

(G) Shareholders

i) The Company has provided the details of the Directors seeking reappointment at the end of this Report.

ii) The Company makes presentation to Institutional Investors and Equity Analysts on half yearly basis and also circulates presentations on the Company's performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations hosted on website simultaneously and are available on the website of the Company (www.grasim.com) and the Group's website (www.adityabirla.com).

iii) Shareholders' Grievance Committee

The Company has a "Shareholders' Grievance/ Allotment and Transfer Committee" at the Board level to look into various issues relating to shareholders/investors including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The Committee comprises of the following Directors, viz., Mr. Cyril Shroff, Chairman, Mr. S.G. Subrahmanyan and Mr. D.D. Rathi, as Members.

During the year under review, the Committee met twice to deliberate on various matters referred above. Details of attendance by Directors at the Committee meeting and sitting fees paid to them are as follows:

Name of Committee Member	No. of Meeting(s)		Sitting Fees Paid# (Rs.)
	Held	Attended	
Mr. Cyril Shroff, Chairman	2	1	5,000
Mr. S.G. Subrahmanyan, Member	2	2	10,000
Mr. D.D. Rathi, Member	2	2	—

 # Sitting Fees paid @ Rs. 5,000/- per meeting of the Committee

Mr. Ashok Malu, Company Secretary, acts as Secretary to the Committee

iv) ESOS Compensation Committee

During the year under review an ESOS Compensation Committee comprising of the following Directors, viz. Mr. Kumar Mangalam Birla, Mr. M.L. Apte and Mr. Cyril Shroff was formulated to implement the Employees Stock Option Scheme – 2006 (the Scheme). The Committee has granted 2,18,140 Options to the eligible employees of the Company, in the management cadre, subject to the provisions of the Scheme and other applicable statutory provisions.

v) The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated by your Board to the Officers and Directors of the Company, who are authorised to approve the share transfers/ transmission. Details of share transfers/ transmission approved by the Officers and Directors are placed before the Committee/ Board.

Name and Designation of Compliance Officer: Mr. Ashok Malu, Company Secretary

vi) Details of shareholders' complaints received, number of shares transferred during the year, time taken for effecting these transfers are furnished in the "Shareholder Information" section of this Annual Report.

vii) Compliances by the Company

No strictures/ penalties have been imposed on the Company by the Stock Exchanges or the Securities and Exchange Board of India (SEBI) or any statutory authority on any matters related to capital markets, during the last 3 years.

V. CEO/ CFO CERTIFICATION:

Mr. Shailendra K. Jain, Whole Time Director and Mr. D.D. Rathi, Whole Time Director & CFO of the Company have certified to the Board that:

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief:

i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls for financial reportings and that they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit Committee

i) significant changes in internal control over financial reporting during the year;

ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting.

VI. REPORT ON CORPORATE GOVERNANCE

This Corporate Governance Report forms part of the Annual Report. The Company is fully compliant with all the provisions of Clause 49 of the Listing Agreement of the Stock Exchanges in India.

VII. COMPLIANCE

i) Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement of the Stock Exchanges in India is annexed to the Directors' Report and forms part of the Annual Report.

ii) Status of compliance of Non mandatory requirement

a) The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities.

b) The Company does not have a Remuneration Committee. The remuneration of the Directors is decided and approved by the Board of Directors.

c) "Half Yearly Performance Update" consisting of financial and operational performance for the Half Year ending on 30th September is being sent to the shareholders since 2000- 01 and this practice has continued this year as well.

VIII. GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings (AGMs) were held:

Year	Location	Date	Time
2004 - 05	Registered Office: Birlagram, Nagda (M.P.)	09.07.2005	11.30 a.m.
2005 - 06	- do -	25.08.2006	11.30 a.m.
2006 - 07	- do -	07.07.2007	11.30 a.m.

Whether special resolutions passed in the previous 3 AGMs:

Yes. All the resolutions, including the special resolution(s) set out in the respective Notices were passed by the Shareholders.

Postal Ballot

Whether any special resolution passed last year through postal ballot?

Yes. During the year, consent of the Members of the Company was sought through Postal Ballot by Ordinary Resolution u/s 293(1)(a) of the Companies Act, 1956 for sale of the Company's Textile Units viz. Bhiwani Textiles Mills and Elegant Spinners at Bhiwani, Haryana on a going concern basis or otherwise to Grasim Bhiwani Textiles Ltd., a subsidiary of the Company.

Details of Voting Pattern:

Sr.No.	Particulars	No. of Postal Ballot Forms received	No. of Shares Voted	% of Total Votes
1.	Shares voted giving Assent to the Resolution	5,896	4,34,48,024	99.99
2.	Shares voted giving Dissent to the Resolution	33	536	0.01
3.	Votes rejected	2	37	0.00
	Total	**5,931**	**4,34,48,597**	**100.00**

Date of declaration of result of postal ballot : 19th October, 2007

Person who conducted the postal ballot exercise:

Mr. Anil Jain, a Practicing Chartered Accountant, Nagda (M.P.), was appointed as the Scrutinizer for conducting the postal ballot process.

Whether any special resolution is proposed to be conducted through postal ballot: Will be done as per law.

Procedure for postal ballot:

The postal ballot process was undertaken in accordance with the provisions of Section 192A of the Companies Act, 1956, read with Companies (Passing of Resolution by Postal Ballot), Rules, 2001.

IX. MEANS OF COMMUNICATION

- Quarterly results:

  Which newspapers normally published in :

News Paper	*Cities of Publication*
Business Standard	All Editions
Economic Times	Mumbai
Financial Express	Mumbai
Nai Duniya / Dainik Bhaskar	Indore

  Any website, where displayed : www.grasim.com ; www.adityabirla.com

  - Whether the Company Website displays : Yes
  - All official news releases Presentation made to Institutional Investors/Analysts : Yes
  - General Shareholder information : There is a separate section for this information and the same forms part of Annual Report

Details of the Directors seeking re-appointment in the ensuing Annual General Meeting

Name of Director	Mr. B.V. Bhargava	Mr. Kumar Mangalam Birla	Mr. M.L. Apte
Date of Birth	16.04.1936	14.06.1967	05.10.1932
Date of Appointment	26.03.1997	14.10.1992	06.05.1987
Expertise in specific functional areas	Finance and Management	Industrialist	Industrialist
Qualification	M.Com, L.L.B	A.C.A., M.B.A.	B.A.
No. of Equity Shares held	333	23915	130
List of outside Company Directorships held	1. CRISIL Ltd. 2. Raymond Ltd. 3. Supreme Industries Ltd. 4. J.K. Lakshmi Cements Ltd. 5. SI Group India Ltd. 6. ICICI Lombard General Insurance Co. Ltd. 7. National Commodities and Derivatives Exchange Ltd. 8. Excel Crop Care Ltd. 9. L & T Infrastructure Finance Company Ltd. 10. Grasim Bhiwani Textiles Ltd.	1. Aditya Birla Nuvo Ltd. 2. Birla Sun Life Insurance Co. Ltd. 3. Birla Sun Life AMC Ltd. 4. Century Textiles & Industries Ltd. 5. Essel Mining & Industries Ltd. 6. Hindalco Industries Ltd. 7. Idea Cellular Ltd. 8. PSI Data Systems Ltd. 9. Transworks Information Services Ltd. 10. UltraTech Cement Ltd.	1. Apte Amalgamation Ltd. 2. Bajaj Hindustan Ltd. 3. Kulkarni Power Tools Ltd. 4. New Phaltan Sugar Works Ltd. 5. Standard Industries Ltd. 6. Tata Asset Management Ltd. 7. The Bombay Burmah Trading Corpn. Ltd. 8. The Raja Bahadur International Ltd. 9. Zodiac Clothing Co. Ltd.
Chairman/Member of the Committees of the Board of Directors of the Company	1. Audit Committee- Chairman 2. Finance Committee- Chairman 3. Textile Business Committee- Member	ESOS Compensation Committee- Chairman	1. Audit Committee- Member 2. Textile Business Committee- Member 3. ESOS Compensation Committee – Member
Chairman /Member of the Committees of Directors of other Companies in which he is a Director a) Audit Committee	1. Excel Crop Care Ltd. – Chairman 2. Grasim Bhiwani Textiles Ltd. – Chairman 3. J.K. Lakshmi Cement Ltd. – Chairman 4. National Commodity & Derivatives Exchange Ltd. –Member 5. Raymond Ltd. – Member 6. SI Group India Ltd. –Member	-	1. Standard Industries Ltd. - Member 2. The Bombay Burmah Trading Corp. Ltd. - Member 3. Zodiac Clothing Co. Ltd. - Member
b) Shareholders/Investors Grievance Committee/ Share Transfer Committee	1. CRISIL Ltd. –Member 2. SI Group India Ltd. –Member	-	Zodiac Clothing Co. Ltd.

Note: Pursuant to Clause 49 of the Listing Agreement, only two committees viz. Audit Committee and Shareholders' Grievance Committee have been considered.

SHAREHOLDER INFORMATION

1. Annual General Meeting

Date and Time	:	2nd August, 2008 at 12.30 P.M.
Venue	:	Grasim Staff Club Registered Office, Birlagram-456 331 Nagda, Madhya Pradesh, India

2. Financial Calendar

Financial reporting for the quarter ending June 30, 2008	:	End July, 2008
Financial reporting for the quarter/half year ending September 30, 2008	:	End October, 2008
Financial reporting for the quarter ending December 31, 2008	:	End January, 2009
Financial reporting for the year ending March 31, 2009	:	End April, 2009
Annual General Meeting for the year ending March 31, 2009	:	End July/August, 2009

3. Dates of Book Closure : 24th July, 2008 to 2nd August, 2008 (Both days inclusive)

4. Dividend Payment Date : On or after 6th August, 2008

5. Registered Office & Share Department : Birlagram – 456 331, Nagda,
Madhya Pradesh, India
Tel: (07366) 246760-246766, 255042, 256556
Fax: (07366) 244114 / 246024
E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints:
grasimshares@adityabirla.com
Website: www.grasim.com / www.adityabirla.com

6 (a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 0232.	Bourse de Luxembourg, Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai – 400051
2. National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai - 400051		Name and Address of Debenture Trustees: State Bank of India Securities & Services Division Mumbai Main Branch, Mumbai Samachar Marg Mumbai – 400 023.

Note: Listing fees for the year 2008-09 has been paid to the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd. Listing fees for the GDRs has been paid to Bourse de Luxembourg for the calendar year 2008.

6 (b) Overseas Depository for GDRs : Citibank N.A
Depository Receipt Services
111, Wall Street, 5th Floor
NEW YORK, NY – 10043
Tel.: 001-212-6572026;
Fax: 001-212-8252029

6 (c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services,
Ramnord House,
77, Dr. Annie Besant Road, Worli,
Mumbai – 400 025
Tel.: 91-22-24975301;
Fax: 91-22-24937620

7. Stock Code :

	Reuters	**Bloomberg**
Bombay Stock Exchange (500300)	GRAS.BO	GRASIM IN
National Stock Exchange (GRASIM)	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRAS.LU	GRSD LI

8. Stock Price Data :

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (in Rs.)	Close	Avg. Vol (in Nos)	High	Low (in Rs.)	Close	Avg. Vol (in Nos)	High	Low (in US$)	Close
Apr-07	2,529.0	2,025.0	2,442.3	38,905	2,550.0	2,030.0	2,447.6	113,727	61.0	47.2	59.5
May-07	2,565.0	2,400.1	2,501.8	33,784	2,580.0	2,401.6	2,500.3	106,251	62.3	58.0	60.5
Jun-07	2,674.0	2,335.0	2,637.9	27,508	2,675.0	2,326.1	2,636.0	89,367	65.5	57.0	65.0
Jul-07	3,062.0	2,612.1	2,957.6	59,286	3,060.0	2,510.0	2,957.1	146,177	76.9	65.0	74.5
Aug-07	3,031.0	2,650.0	2,935.6	24,543	3,037.0	2,566.3	2,946.9	82,508	75.9	65.2	75.0
Sep-07	3,552.0	2,890.0	3,513.4	40,954	3,560.0	2,890.0	3,511.1	117,699	89.5	72.1	89.0
Oct-07	4,074.0	3,300.0	3,704.1	29,207	4,051.0	3,352.6	3,708.8	114,510	99.0	85.0	97.0
Nov-07	3,949.8	3,400.0	3,792.9	21,124	3,943.0	3,400.0	3,802.8	84,302	100.0	87.0	99.3
Dec-07	3,890.0	3,491.1	3,651.6	16,470	3,890.0	3,492.2	3,662.2	115,789	99.0	86.5	94.0
Jan-08	3,830.0	2,500.0	2,948.7	29,950	3,825.0	2,570.0	2,951.5	100,908	95.0	70.0	75.6
Feb-08	3,155.0	2,670.0	2,888.4	18,716	3,155.0	2,661.2	2,881.3	60,939	79.0	69.0	72.8
Mar-08	2,930.0	2,555.0	2,574.7	33,057	2,949.8	2,555.0	2,575.3	99,176	75.0	63.0	67.0

9. Stock Performance:


1200
1000
800
600
400
200
0
4000
3500
3000
2500
2000
1500
1000
500
0
Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08
Grasim
Sensex

10. Stock Performance and Returns:

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**23.0**	**112.1**	**679.4**
BSE Sensex	19.7	140.9	413.1
NSE Nifty	23.9	132.6	384.0

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**23.0**	**28.5**	**50.8**
BSE Sensex	19.7	34.1	38.7
NSE Nifty	23.9	32.5	37.1

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address)

: In-house Share Transfer
Registered with SEBI as Category II -
Share Transfer Agent vide
Registration No. INR 000003688

Share Department
Grasim Industries Limited
Birlagram – 456 331, Nagda,
Madhya Pradesh
Tel: (07366) 246760-246766, 256556
Fax: (07366) 244114/246024
E-Mail: E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

12. Share Transfer System:

Share transfers in physical form are registered and returned within a period of 10 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 1000 shares in physical form under one transfer deed. One Director jointly with two Officers has been authorized to approve the transfers exceeding 1000 shares under one transfer deed.

Transfer Period (in days)	2007-08			2006-07		
	No. of transfers	No. of shares	%	No. of transfers	No. of shares	%
1 – 15	2,454	106,572	60.6	3,144	125,111	64.4
16 – 20	67	6,532	3.7	103	11,719	6.0
21 – 30	1,142	62,775	35.7	1,104	57,472	29.6
Total	**3,663**	**175,879**	**100.0**	**4,351**	**194,302**	**100.00**

13. Investor Services:

Complaints received during the year

Nature of complaints	2007-08		2006-07	
	Received	Cleared	Received	Cleared
Relating to Transfer, Transmission, Dividend, Interest, Demat & Remat and Change of address etc.	24	24	27	27

14. Distribution of Shareholding as on 31st March :

No. of Equity Shares held	2008				2007			
	No. of Share holders	% of Share holders	No. of Shares held	% share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
1-100	140,428	86.5	4,025,411	4.4	145,781	86.4	4,250,650	4.6
101-200	11,324	7.0	1,635,161	1.7	11,827	7.0	1,704,807	1.9
201-500	7,052	4.3	2,195,708	2.4	7,352	4.4	2,293,723	2.5
501-1000	1,957	1.2	1,366,466	1.5	2,058	1.2	1,439,129	1.6
1001-5000	1,122	0.7	2,185,100	2.4	1,152	0.7	2,234,336	2.4
5001-10000	122	0.1	876,749	1.0	141	0.1	1,019,270	1.1
10001 & above	406	0.2	79,389,633	86.6	360	0.2	78,731,919	85.9
Total	162,411	100.0	91,674,228	100.0	168,671	100.00	91,673,834	100.00

15. Categories of Shareholding as on 31st March:

Category	2008				2007			
	No. of Share holders	% of Share holders	No. of Shares held	% Share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
Promoters & Persons Group	23	0.0	23,089,160	25.2	23	0.0	23,089,160	25.2
Mutual Funds & UTI	190	0.1	7,992,922	8.7	175	0.1	7,924,604	8.6
FIs and Banks	207	0.1	10,760,961	11.7	208	0.1	10,477,418	11.5
FIIs	314	0.2	20,380,173	22.2	253	0.2	21,389,929	23.3
GDRs	1	0.0	10,618,934	11.6	1	0.0	10,075,679	11.0
Corporates	1,772	1.1	4,090,507	4.5	1,956	1.2	3,390,301	3.7
NRIs/OCBs	4,927	3.0	3,443,267	3.8	5,078	3.0	3,508,303	3.8
Indian Public	154,977	95.4	11,298,304	12.3	160,977	95.4	11,818,440	12.9
Total	162,411	100.0	91,674,228	100.0	168,671	100.0	91,673,834	100.0

16. Dematerialisation of Shares and Liquidity : 86.67% of outstanding Equity (including 11.58% of capital in the form of Global Depository Receipts) has been dematerialised as on 31st March, 2008. Equity Shares of the Company are available for dematerialisation through both the depositories viz. National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

ISIN for Grasim's Equity Shares - INE047A01013

ISIN for Grasim's GDR - US3887061030 CUSIP No. 388706103

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDRs/Warrants and Convertible Bonds : 10,618,934 GDRs (Previous Year 10,075,679) are outstanding as on 31st March 2008. Each GDR represents one underlying equity share. There are no warrants/convertible bonds outstanding as at the year-end.

19. Plant Locations:

Fibre & Pulp Plants

Staple Fibre Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel : (07366) 246760-246766
Fax : (07366) 244114 / 246024

Harihar Polyfibres & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123, Karnataka
Tel : (08373) 242171-75
Fax : (08373) 242875
(08192) 247555

Birla Cellulosic
Birladham, Kharach,
Kosamba 394120
Dist. Bharuch (Gujarat)
Tel : (02646) 270001-5
Fax : (02646) 270010, 270310

Chemical Division
Birlagram 456 331
Nagda, Madhya Pradesh
Tel: 07366 245501 – 03
Fax: 07366 246767 /
245845 / 246097

Cement Plants

Aditya Cement
Adityapuram
Sawa – Shambhupura Road
Dist. Chittorgarh,
Rajasthan 312613
Tel : (01472) 2220192-197
Fax : (01472) 2220289

Grasim Cement
Grasim Vihar,
Village P.O., Rawan
Tehsil: Sigma,
Dist. Raipur (C.G.)
Tel : (07726) 288217-20
Fax : (07726) 288215, 288209

Grasim Cement Division – South
Reddipalayam PO
Dist. Ariyalur 621704, T.N.
Tel : (04329) 249240
Fax : (04329) 249253

Rajashree Cement
Aditya Nagar,
Malkhed Road,
Gulbarga 585292, Karnataka
Tel : (08441) 288888
Fax : (08441) 288624/ 288365

Vikram Cement
Dist. Neemuch,
Khor 458 470 (M.P.)
Tel : (07420) 230830, 235557
Fax : (07420)235524

Birla White
Rajashree Nagar,
P.O. Kharia Khangar
Tehsil: Bhopalgarh
Dist. Jodhpur 342606 (Rajasthan)
Tel : (02920) 264040 – 47
Fax : (02920) 264244 / 264222

Others Plants
Sponge Iron Division

Vikram Ispat
Salav, Dist. Raigad 402 202
Maharashtra
Tel : (02144) 260110 / 260119
Fax : (02144) 260104, 260122

Vikram Woollens
GH I to IV,
Ghironghi, Malanpur
Dist. Bhind (M.P.) 477117
Tel : (07539) 283602, 283603
Fax : (07539) 283339
Fax : (01664) 242575, 243717

20. Investor Correspondence:

Share Department
Grasim Industries Limited
Registered Office:
Birlagram – 456 331, Nagda (M.P.)
Tel: (07366) 246760-246766, 256556
Fax: (07366) 244114/246024
E-Mail: E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

21. Per Share Data:

	2007-08	2006-07	2005-06	2004-05	2003-04
Net Earning (Rs. Crs.) @	2047.6	1535.8	863.2	885.7	779.3
Cash Earning (Rs. Crs.) @	2369.7	1814.8	1127.9	1229.3	1059.3
EPS (Rs) @	223.3	167.5	94.1	96.6	85.0
EPS Growth (%)	33.3	77.9	(2.5)	13.7	112.0
CEPS (Rs.) @	258.4	197.9	123.0	134.1	115.5
Dividend Per Share (Rs.)	30.0	27.5	20.0	16.0	14.0
Dividend Payout (%)	15.5	18.7	24.2	18.9	18.6
Book Value Per Share (Rs.)	887.5	679.0	542.9	471.6	393.2
Price to Earning*	11.5	12.5	21.9	12.6	12.6
Price to Cash Earnings*	10.0	9.5	6.0	11.0	10.8
Price to Book Value*	2.9	3.1	3.8	2.6	2.7

* *Based on Stock Price as on 31st March*

@ *Before extra ordinary items*

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Unpaid/Unclaimed Dividends

1. In terms of Section 205A of the Companies Act, 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj, Gwalior 474009 (M.P.) by submitting an application in the prescribed form.
2. Pursuant to Sections 205A & 205C of the Companies Act, 1956, unclaimed equity dividend for the financial years 1995-96 to 1999-2000 has been transferred by the Company to the Investor Education & Protection Fund (IEPF) constituted by the Central Government. No claim by the Shareholders shall lie against IEPF in respect of the said unclaimed amount.
3. Shareholders are advised that dividends for the financial year 2000-2001 onwards, which remains unpaid / unclaimed over a period of 7 years, is to be statutorily transferred by the Company to IEPF. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as once unclaimed dividend is transferred to IEPF, no claim by the Shareholders shall lie in respect thereof against IEPF or the Company.
4. Shareholders who have not yet encashed their dividend warrants for the years 2000-2001 to 2006-07 may approach the Share Department of the Company for revalidation / issue of duplicate dividend warrants quoting reference of their Ledger Folio numbers. Unclaimed dividend for the year 2000-2001 is due for transfer to IEPF later during the year.

ECS Facility

Company is providing facility of "Electronic Clearing Service" (ECS) for payment of dividend to shareholders residing in selected cities. Shareholders holding shares in physical form are requested to provide details of their bank account for availing ECS facility in the form attached to the Notice of the Annual General Meeting. However, if the shares are held in dematerialized form, the ECS mandate has to be communicated to the respective Depository Participant (DP). Changes, if any, in the details furnished earlier may also be communicated to the Company or DP, as the case may be.

Share Transfer / Dematerialisation

1. Share transfer requests are acted upon within 10 days from the date of their receipt at the Share Department. In case no response is received from the Company within 30 days of lodgement of transfer request, the lodger should immediately write to the Share Department of the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

2. Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of receipt at the Share Department of the Company.

3. Equity Shares of the Company are under compulsory demat trading by all investors with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding, so as to avoid inconvenience in future.

Correspondence with the Company

Shareholders / Beneficial Owners are requested to quote their Folio No. / DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondence regarding shares and debentures of the Company should be addressed to the Share Department of the Company at its Registered Office at Birlagram, Nagda - 456331 (M. P.) and not to the Corporate Finance Division or to any other office(s) of the Company. Shareholders can send such correspondence, which do not require signature verification for processing, through E-mail on "shares@adityabirla.com".

Shareholders can lodge their complaints on E-Mail ID: grasimshares@adityabirla.com

Non-Resident Shareholders

Non-resident Shareholders are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialized form: -

- Indian address for sending all communications, if not provided so far;
- Change in their residential status on return to India for permanent settlement;
- Particulars of the Bank Account maintained with a bank in India, if not furnished earlier.
- RBI Permission number with date to facilitate prompt credit of dividend in their Bank Accounts.
- E-mail ID and fax no.(s), if any.

General Information

1. In terms of the regulations of NSDL & CDSL, bank account details of beneficial owners of shares in demat form will be printed on the dividend warrants as furnished by the Depository Participant. The Company will not entertain requests for change of such bank details printed on their dividend warrants. In case of any changes in your bank details, please inform to your DP now /immediately.

2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address / Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder.

   Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.

3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.

4. In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to the Company along with original or certified copy of FIR / Acknowledged copy of Police complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

7. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be downloaded from the website of the Company or obtained from the Share Department of the Company by sending written request through any mode including e-mail on **"shares@adityabirla.com"**.

9. Members are requested to visit the Company's website '***www.grasim.com***' for –

   - information on investor services offered by the Company.
   - downloading of various forms/formats viz. Nomination form, ECS Mandate form, formats of Affidavits and Indemnity Bonds, etc.

10. Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

SOCIAL REPORT

TRANSCENDING BUSINESS

Sweep your gaze in large parts of India's hinterland. Here you encounter conditions that causé you pain and concern as well. It is here that the poorest of the poor live – in India's villages. A whopping 64% of India's population is housed here. It is here that you find India's poverty and high points of distress.

As a Group we have been and continue to be extremely sensitive to societal needs. In our own small way, we try to bring in some relief and make a difference to the lives of the weaker sections of society who live close to our plants. We try to provide health care and raise life expectancy, and reduce infant mortality. Through our endeavours in education, we lift literacy rates. Through empowerment and training processes, we promote sustainable livelihood.

All of your Company's social projects are carried out under the umbrella of the Aditya Birla Centre for Community Initiatives and Rural Development. These are spearheaded by Mrs. Rajashree Birla, your Director. For the year 2007-08 we have considerable progress as indicated.

Health Care:

- At the medical camps conducted, 41,112 villagers were medically examined and those afflicted treated for their ailments.
- 2,359 students from 26 schools benefited from special health check up camps.
- At eye camps conducted by us 2,414 cataract operations were performed and 1,179 people were provided with spectacles for better sight. Aditya Cement (Chittor) is honored to be first Industrial Unit in the area, to have successfully completed 4,065 Eye Surgery Operations at Mega Eye Surgery Camps every year.
- 176 patients diagnosed with tuberculosis were treated and cured.
- Provided free facility for ECG to more than 100 patients from rural areas.
- We put the smile back on the face of 260 children through cleft-lip surgery.
- At the Artificial Limb Fitment Camp, 170 physically impaired persons were provided with artificial limbs fitment.
- In collaboration with the Indian Red Cross Society, blood donation camps were organized at the various plants, where 241 donors participated.
- 457 persons were provided with oral health care.
- An MOU has been signed between Gujarat State AIDS Control Society and Jan Kalyan Tryst, Kharach to start an Integrated Counseling and Testing Centre at Jan Kalyan Hospital for HIV/AIDS Counselling and testing.
- Provision of safe drinking water through water filter plants (reverse osmosis plants) and water tanks has been made in 16 villages.
- At the Company run hospitals at its various plants, over 2.7 lacs of people are given medical care at extremely subsidized rates.

Mother and child Care:

- Immunized 48,754 children against polio and 3,4642 children against other diseases including Hepatitis B.
- Family planning awareness campaigns with free condom distribution was undertaken in 25 slums in Nagda. 2,268 have opted for family planning operations.
- Special care for lactating and pregnant women was provided, covering 26,000 women. 776 women were accorded prenatal and post natal care and nutrition programs.

Education:

- At Nagda through our direct intervention areas, the drop out rate has reduced significantly from 40% to 15%. Over 575 children were enlisted at our Balwadis. 1,845 children are currently studying in Balwadis run by your company.
- Kasturba Gandhi Balika Vidyalaya, supported by Kagina Jan Seva Trust at Udgi, Selam is providing quality education and shaping the life of 100 girls from rural areas.
- 560 children from different schools participated in 'Pratibha Karanji', a programme that identifies and encourages talent of the rural school children.
- At Kagina Industrial Training Centre, recognized by Department of Employment & Training, Government of Karnataka, this year 102 students were trained in various trades such as Electrical, Fitter & Electronic Mechanic and were successfully placed.
- At the Rural Development Centre of Aditya Cement, 72 girls were imparted basic training in computers to strengthen computer literacy.
- Training and capacity building was undertaken for 104 adult literacy trainers.
- The Bal Sanskar Kendras at Birla Cellulosic are growing in number every year and currently have enlisted 340 children.
- Midday meals are being provided to all the school children in the areas we work by the Government with our active participation.

Sustainable livelihood:

- Our Agriculture Programmes maintain a two way thrust – enhancing productivity and reducing the dependency on the monsoon. Through our programmes, over 6,000 farmers benefited.
- Sustainable living and organic farming is becoming a way of life with the construction and adoption of bio-gas units. 100 units were created this year.
- Immunized 19,282 animals in animal husbandry camps and treated 320 animals in veterinary camps.
- 18 milk collection centres are maintained supplemented by a dairy at Nagda, providing supplementary income to more than thousand rural families.
- 8 water harvesting structures were created and the existing ones were repaired and maintained to support more than 50,000 people.
- 1,885 people attended various skill development and vocational training programmes to enhance employment prospects.

Women Self-Help Groups:

- Tailoring training Centers specially catering to single mothers, physically challenged, scheduled castes and other women from the weaker sections of the society, have enabled over 1,535 women eke a livelihood for themselves. Many of them have also been provided sewing machines at subsidized rates.
- 211 Self Help Groups formed by us have empowered 2,550 women through savings, skills – training and income generation.
- At Ansuya Mahila Atma Gaurav Kendra, running at Kharach, 210 women were trained this year in tailoring, embroidery and knitting skills.

Social Welfare:

- Under the mass marriage programmes we reached out to 159 couples.
- The Drug De-addiction campaign including a de-addiction centre at Grasim Cement, Bhatinda has been instrumental in addressing the prevalent problem of drug addiction.

- Several campaigns and awareness programs were organized on issues ranging from domestic violence to alcohol addiction to Panchayati Raj Institution as well as to encourage cultural and sports activities.

Infrastructure :

- Infrastructure development is supported by your company through the construction and repair of approach roads, setting up troughs and drinking water structures, health centres and facilities for the under-served communities, including construction of low cost toilets.
- More than 43% of water stored in the 4 dams built by your company at Nagda, is used for irrigation and other civic purpose for the rural community and township.
- Under the 12th Finance Commission, 20% of the total cost was born by your company to create village infrastructure for 3 villages around Kharach.
- In partnership with District Administration, your Company constructed toilets for 1,023 BPL families for Arneeyapant Panchayat, Chittor.
- A bus stand to provide service and support to more than 2,500 villagers from 3 villages around Khor was constructed.
- The 'Jal Nirmal Project', supported by The World Bank was completed for 2 Gram Panchayats covering 10 villages, around Malkhed.

Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care. We believe and act on an ethos of generosity and compassion, characterized by a willingness to build a society that works for everyone.



At our vocational training centre



A pre-schooler at our balwadi



At our vocational training centre



Rural water harvesting

ENVIRONMENT REPORT

We have always believed in being caring corporate citizens wherever we operate. Within our philosophy the concept of caring for the planet is embedded. We are committed to sustainable development. We believe that economic growth and environmental protection are inextricably linked.

We are signatories to the Global Compact, a UN Sponsored initiative and we subscribe to the triple-bottom line accountability. So we regard social, economic and environmental responsibility as integral elements that drive business.

All of your Company's Plants in the Cement, Viscose Staple Fibre, Pulp and Textile businesses are ISO 14001 EMS Certified and adhere to OHSAS 18001 standards.

Professional Environmental Auditors, such as KPMG Peat Marvick, Det Norske Veritas, the State Pollution Control Board's certified auditors conduct in-depth environmental audit at our Plants. Their Audit Reports validate our commitment to environment conservation. Additionally, trained environment systems auditors conduct periodic checks.

The OEKO TEX – 100 Certification for our Viscose Staple Fibre endorses that all products manufactured under the "Birla Cellulose" brand meet the highest ecological requirements established for products that come into direct contact with the skin and is free of any harmful substance.

State-of-the-art automated industrial Effluent Treatment Plants (ETP) operate across all of your Company's manufacturing units. The treated effluent inclusive of treated sewage is recycled and is used for horticulture, irrigation and wetting coal-ash handling.

Waste disposal at the VSF and Pulp Plants is attained through a number of processes including ETP sludge dryers to facilitate burning in the existing coal fired boilers. This results in lower coal requirement.

The recycling digester pre-heater steam condense boiler feed water in the De-mineralized water plant also lead to significant energy savings.

At the Grasilene Division at Harihar, adoption of new technologies like Desuperheating water pumps, Gland sealing water pump and Tube heat exchanger in the Viscose Refrigeration section among others conserves energy.

Power saving is attained through • the energy efficient pumps for MSFE Spinbath circulation, • ejector and vacuum pump combination in place of three-stage steam based ejector system for Viscose Flash Deaerator for reduction in Steam consumption, • energy efficient pumps for Simplex Water Pumps for Power saving and **Auto on-off system for Viscose Disintegrator.**

Towards becoming a Carbon positive Company, the Division is pursuing two Clean Development Mechanism (CDM) projects

Process modification has yielded a significant reduction in the consumption of chemicals.

To prevent air borne effluents escaping into the atmosphere, equipments like Scrubbers, Cyclones, Condensers, Carbon Sulphide Recovery, Sulphur Recovery Plant and Electrostatic Precipitators are well in place. An elaborated aeration activated sludge process operates in our Plants to stave off air-pollution.

The installation of In-line Optical Brighteners and Analyzers for controlled chlorination and improving the process efficiency has considerably lowered chlorine effluent generation.

The Gypsum sludge, generated in the operational process, is sold to the cement sector while the fly-ash is utilized for manufacturing bricks within a 100 km radius of the plant. These fly-ash bricks are also availed of in the new construction at the plant.

Cleaner technologies have been absorbed. New generation electro-static precipitators, pulse jet-bag filters to control emission levels along with on-line opacity meters installed at all the major project stacks enable control and monitor emission levels. Our intent is to ensure that these are at the minimum.

Our blending technology gives us the flexibility to use low-grade limestone which would otherwise be an environment waste, to match the desired cement attributes in our cement mix. Waste water is recycled for cooling the mills in the plant.

The Mining operation for our Cement Plant in the South is a unique example in the judicious use of limestone and restoration of environment and ecology. The top soil being removed from the mining site is used in selected sites for reclamation and agro forestry activities. We have introduced Ripper Dozer as mining equipment in our Mines. This is a very environment-friendly method of mining without dust and noise pollution.

Your Company's Cement Plant at Shambhupura in Rajasthan has an Environment Management Programme based on air deck blasting technique that has been implemented for conservation of Heat Energy at mines to reduce the consumption of explosives/heat energy in blasting of limestone. Through the implementation of Environment Management Programme, the Power consumption, which was 97.0 in 1998-98 has been reduced to 73.18 kWh/Ton of cement in 2007-08.

Your Company is increasingly moving to alternate fuels, such as pet coke which is a by-product of oil refineries and low grade lime stones.

In the Cement sector, we are the first Company in India to use various wastes like tyre chips, petroleum sludge, chemical waste, agriculture waste and hazardous waste as fuel feed stock.

The Roller Press commissioned at Bhatinda has helped to further increase Fly Ash absorption in cement.and reduced power consumption of Cement Mill.

In continuation of our commitment for improving DUCT emissions we have modified our existing Single Cyclone system to Multi Cyclone system in DRI discharges for reducing the dust emissions by 25 percent.

You will be delighted to know that we have set up a unique processing plant that helps convert Municipal solid waste into fuel, near Jaipur in Rajasthan. It is designed to process about 400 to 500 TPD of Municpal solid waste and generates around 130 to 140 TPD of refuse-derived fuel in the form of fluff. This is then fired in the precalciner at Vikram Cement. It replaces fuel to the extent of 10% to 15%.

Your Company is the first cement company in the world which has got carbon credits. We have been issued carbon credits of 22,290 Certified Emission Reductions (CER) on 18th Dec. 2006 for a CDM project relating to the substitution of conventional fuel by agriculture and tyre wastes at Grasim South Reddipalayam, Tamil Nadu. This project is expected to generate around 50000 CERs with full potential as approved by UNFCC, every year for the next 9 years.

We have opted for rain-water harvesting in a big way. Our measures include, collecting rain-water in the lower benches of some of our captive limestone mines, water recharging projects, creation of water bodies in the catchment areas for rain-water storage. This way we also provide water to communities that live in proximity to our Plants.

In sum, in the words of Theodore Roosevelt, "To waste, to destroy, our natural resources, to skin and exhaust the land instead of using it so as to increase its usefulness, will result in undermining in the days of our children the very prosperity which we ought by right to hand down to them amplified and developed". We bear this in mind. Always.

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the 61st Annual Report and Audited Accounts of the Company for the year ended 31st March 2008.

COMPANY'S STANDALONE FINANCIAL RESULTS

(Rs. in crores)

	2007-08	2006-07
Gross Turnover	11,551.6	9,572.7
Gross Profit	3,317.5	2,507.2
Less: Depreciation	353.3	317.9
Profit before extraordinary gain and tax expenses	2,964.2	2,189.3
Write back of provision for diminution in value of Investment / loans	45.7	37.1
Profit before Tax	3,009.9	2,226.4
Tax Expenses	962.3	(690.6)
Net Profit after Tax from ordinary activities	2,047.6	1,535.8
Extraordinary Items		
Profit on sale of shares of a Subsidiary Company	180.3	—
Profit on transfer of textile units at Bhiwani	4.7	—
Net Profit after Tax	2,232.6	1,535.8
Add:		
Debenture Redemption Reserve written back	82.9	38.5
Investment Allowance Reserve written back	—	0.1
Balance brought forward from Previous Year	965.3	878.4
Surplus available for Appropriation	3,280.8	2,452.8
Appropriation:		
General Reserve	1,900.0	1,200.0
Interim Dividend	—	252.1
Proposed Dividend	275.0	—
Corporate Tax on Dividend	41.4	35.4
Balance carried to Balance Sheet	1,064.4	965.3
	3,280.8	2,452.8

Your Company has posted an impressive performance during the year under review. Its turnover increased by 21% at Rs.11,552 crores. Net Profit (before Extraordinary items) rose appreciably by 33% at Rs.2,048 crores. Cement and VSF businesses continued to be the growth drivers.

The performance of the VSF business has been encouraging. Sales volumes recorded an increase of 8% at 269,781 tons. Despite the steep rise in input costs, Operating margins were higher due to realisations being up by 21% at Rs.103,316 per ton.

The Cement business recorded a good performance. Both Production and Sales volumes grew by 7% at 15.36 Mn. tons and 15.54 Mn. tons respectively. The share of blended cement increased from 62% to 68%. Higher volumes and economies of scale contributed to profitability. However, the sharp hike in fuel cost led to lower operating margins. The Company continued its efforts to achieve over 100 percent capacity utilisation to meet the growing demand. RMC (Ready Mix Concrete) volumes expanded by 36%, buoyed by the rapid expansion in RMC network. The White Cement performance too has been good. Production was higher by 12% at 407,882 tons, while Sales volumes extended by 8% at 396,295 tons.

The Sponge Iron business posted improved performance. Production at 562,000 tons reflected an increase of 7%. Sales volumes, however, were lower by 2% at 557,187 tons. Realisations expanded by 24% owing to a surge in global scrap prices. The gains on this account were offset by higher prices of iron ore, naptha and propane. The non-availability of adequate quantity of natural gas and its pricing continued to remain an area of concern.

The Chemical business put up a moderate performance. Production of caustic soda, which was affected in the corresponding year due to the breakdown of a captive power plant, grew by 38% at 188,537 tons. Sales volumes too moved in tandem, growing by 36% at 187,356 tons. But for the cost pressure on key inputs and fall in realisation, its performance would have been better.

COMPANY'S CONSOLIDATED FINANCIAL RESULTS

Your Company has posted an excellent performance for the year ended 31st March 2008 on the consolidated basis as well. Higher capacity utilisation, improved sales volumes and realisations drove the enhanced performance. Your Company's consolidated revenue was at Rs.17,037 crores, a rise of 20%. Net Profit (after minority share) rose appreciably by 46% at Rs.2,891 crores. Your Company's performance has been driven by its VSF and Cement businesses and its subsidiaries.

DIVIDEND

Your Board has recommended a dividend of Rs.30 per share (last year: Rs.27.50), and seeks your approval for the same. The total outgo of the dividend to be paid to the shareholders will be Rs.316.44 crores (inclusive of Corporate Tax on Dividend), as against Rs.287.46 crores paid in the previous year.

EMPLOYEE STOCK OPTION SCHEME (ESOS)

Details of Employee Stock Options granted pursuant to Employee Stock Option Scheme 2006 (ESOS 2006), as also the disclosures in compliance with Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 are set out in the Annexure 'A' to this Report.

DEBENTURES AND TERM LOANS

Your Company has raised long term loans (Rupee term loans and Foreign currency loans) aggregating Rs.581 crores during the year. The funds were utilized / will be utilized to meet the requirements of capital expenditure and other approved purposes. Debentures and term loans aggregating Rs.343 crores were repaid during the year.

AWARDS & ACCOLADES

Your Company's pursuit of excellence has earned for it national and international honours. Some of the significant accolades received during the year were:

- *India's Best Managed Company in 2007-08 (Materials Sector) – Award by Business Today based on a study by Ernst & Young*
- *Forbes Asia's Fabulous 50 Companies - Grasim was adjudged one of the Best of Asia Pacific's Biggest Listed Companies*
- *Safety Innovation Award by Quality Forum of The Institute of Engineers (India) bestowed on Staple Fibre Division, Nagda, Madhya Pradesh*
- *IMC Ramkrishna Bajaj National Quality Special Award for Manufacturing Excellence 2007 conferred upon Grasilene & Pulp Divisions, Harihar, Karnataka*
- *IMC Ramkrishna Bajaj National Quality Award for Manufacturing Excellence 2007 awarded to Vikram Ispat, Salav, Maharashtra*
- *State Energy Conservation Award – 2007 (Second Prize) & CII Energy Efficient Unit received by Cement South, Reddipalayam, Tamilnadu*
- *FICCI's Outstanding Achievement of Environmental Sustainability of Business Award – 2006-07 received by Cement South, Reddipalayam, Tamilnadu*

RESEARCH AND DEVELOPMENT

To foster technical excellence and to maintain its leadership position through development of value added products, your Company continues to accord a high priority to R&D. A steadfast focus on Research and Development is an ongoing major driver of its leadership position in an increasingly competitive business environment.

Introduction of new products, alternative technologies and improving the technical efficiencies is the focus of the Research & Development activities of your Company's Pulp & Fibre Business. The Company has established R&D facilities for Plantations at Harihar, for Fibre at Nagda and for downstream value chain at Kharach. Your Company is now setting up a Pulp Research Institute at Harihar to complement Forest Research Institute for plantation and thus cater to the needs of the Company's growing operations in Pulp & Plantations sector. To cater to the specific segments of consumer markets in Textile Sector, R&D work had been taken up at Birla Research Institute for several fibre variants such as anti-bacterial, perfumed, thermo regulating and flame retardant fibre. The trial production of these variants is being taken up for market establishment. In the area of application development, Textile Research & Application Development Centre (TRADC) was successful in developing innovative apparels / made-ups, generally produced in developed countries for production by Indian value chain and supply to international brands. Some innovative processing techniques were developed by the Company for the first time in the world, for use of solvent spun fibres in knit wears and also for developing self stretching fabrics without spandex. To promote use of non-wovens, a prototype plant with an unique technology developed for producing high performance non-wovens for repeat usage has been successfully tried. A semi-commercial plant for market development of these products is being established.

Your Company's Cement Business' thrust is on increasing the use of industrial waste in the cement manufacturing process. Keeping this in mind, the Company's research facility has developed processes for use of industrial wastes as raw mix component and maximizing fly ash absorption in PPC. In order to utilize limestone reserves to the full extent, R&D efforts were made towards utilization of limestone with high sulphur content. Efforts were also made towards development of methodology for determining fly ash content in PPC and compatibility interaction between cement and new generation super plasticizers. All these efforts have resulted in improving product quality and increasing customer satisfaction. Our future plans are towards development of new products and utilization of waste fuels.

HUMAN RESOURCES

At your Company, employees continue to be the key driving force of the organization and remain a strong source of our competitive advantage. We believe in aligning business priorities with the aspirations of employees leading to the development of an empowered and responsive human capital. We strive to create a work environment which encourages innovation and creativity.

Through our strong Employer Brand, we were able to attract more than 1030 employees to the Company who have become part of our competent and committed workforce. Appropriate measures are being planned by the Company to ensure talent retention and employee engagement.

Your Company continued to support learning and development initiatives to enhance the functional as well as the behavioural competencies of our people. At 'Gyanodaya' - The Aditya Birla Institute of Management Learning, over 260 executives were enlisted for various high quality learning interventions. These programs supplemented with a combination of developmental assignments, classroom and web based training, has enabled our people to continuously learn, develop and grow.

Our performance management system is primarily based on competencies and values. We closely monitor growth and development of top talent in your Company, to align personal aspirations with the organization purpose.

CORPORATE GOVERNANCE

Your Company fully adheres to the standards set out by the Securities and Exchange Board of India's Corporate Governance practices and has implemented all of its stipulations. As required by Clause 49 of the Listing Agreement of Stock Exchanges, a detailed report on Corporate Governance forms part of this Annual Report. The Company's Statutory Auditor's Certificate dated 29th April, 2008 in terms of Clause 49 of the Listing Agreement is annexed to and forms part of this Annual Report.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm that:-

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period ;

iii) the directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

The performance of UltraTech Cement Limited, your Company's key subsidiary, was encouraging. Domestic Cement sales were higher at 14.25 Mn. tons, an increase of 7%. However, exports of Cement and Clinker were down by 25% from 3.48 Mn. tons to 2.61 Mn. tons. Net Profit was higher by 29% at Rs.1,008 crores.

During the year under review, your Company has transferred w.e.f. 1st October, 2007, the Company's textile units at Bhiwani (Haryana), as a going concern, to its separate subsidiary, Grasim Bhiwani Textiles Limited (GBTL). In its first accounting period of six months ended 31st March 2008, GBTL has posted a net loss of Rs. 4.68 crores. Efforts are on to improve the performance of GBTL.

Your Company has sold its entire holding of 7.58 crore equity shares representing 53.63% of the capital of Shree Digvijay Cement Company Limited (SDCCL) to Cimpor Inversiones S.A., Spain at Rs.42.50 per share. With the completion of the said sale on 25th March, 2008, SDCCL has ceased to be a subsidiary of the Company. Profit of Rs.180 crores resulting from the stake sale has been shown in Profit & Loss Account as "Extraordinary item".

The Statement pursuant to Section 212 of the Companies Act, 1956 containing the details of the Company's subsidiaries is attached.

In terms of the approval granted by the Government of India, Ministry of Corporate Affairs, New Delhi u/s 212 (8) of the Companies Act, 1956 vide its letter No. 47/207/2008 - CL- III dated 24th April, 2008, copies of the Balance Sheet, Profit & Loss Account, Reports of the Board and the Auditors of all the Subsidiary Companies have not been attached to the Balance Sheet of the Company as at 31st March, 2008. Pursuant to the said approval, a gist of the financial performance of the Subsidiary Companies is disclosed in this Annual Report. However, the related detailed information of the annual accounts of the Subsidiary Companies will be made available to the holding and subsidiary companies' investors seeking this information at any point of time. The annual accounts of the Subsidiary Companies will also be kept for inspection by any investor at the Registered Office of the Company and that of the Subsidiary Companies concerned.

CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared by your Company in accordance with the applicable Accounting Standards (AS-21, AS-23 and AS-27) issued by the Institute of Chartered Accountants of India and the same together with Auditors' Report thereon form part of the Annual Report.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

In accordance with the provisions of Section 217(2A) read with Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are to be set out in the Directors' report, as an addendum thereto. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and accounts as set out therein, are being sent to all members of the Company excluding the aforesaid information about the employees. Any member, who is interested in obtaining such particulars about employees, may write to the Company Secretary at the Registered Office of the Company, and the same will be sent by post.

Additional information on Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956 is set out in a separate statement, attached to this report (Annexure 'B') and forms part of it.

DIRECTORS

Mr. S.B. Mathur resigned from the Board, effective 22nd January, 2008, consequent to the withdrawal of his nomination by Life Insurance Corporation of India. The Board places on record its sincere appreciation of the valuable services rendered by him during his tenure as a Director of the Company.

Mr. B.V. Bhargava, Mr. Kumar Mangalam Birla and Mr. M.L. Apte retire from office by rotation and being eligible, offer themselves for re-appointment. A brief resume, expertise and details of other directorships of these Directors forms part of the report on Corporate Governance Section.

AUDITORS

The Board, on the recommendation of the Audit Committee, has proposed that M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai, be re-appointed as the Statutory Auditor of the Company and to hold office till the conclusion of the next Annual General Meeting of the Company. M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai have forwarded their certificate to the Company, stating that their re-appointment, if made, will be within the limit specified in that behalf in Sub-section (1B) of Section 224 of the Companies Act, 1956.

M/s. A.F. Ferguson & Co., Chartered Accountants, Mumbai, were appointed as the Branch Auditors of the Company to audit the Accounts in respect of the Company's Cement business consisting of all Cement manufacturing units, Grinding units, Ready Mix Concrete units, Cement Marketing Division and White Cement Division from the conclusion of the previous Annual General Meeting until the conclusion of the ensuing Annual General Meeting. M/s. A.F. Ferguson & Co., have expressed their inability to be re-appointed as Branch Auditors of the Company. The Board, on the recommendation of the Audit Committee, has proposed that M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai, be appointed as the Branch Auditors of the Company to audit the Accounts in respect of the Company's Cement business consisting of all Cement manufacturing units, Grinding units, Ready Mix Concrete units, Cement Marketing Division and White Cement Division and to hold office till the conclusion of the next Annual General Meeting of the Company.

The Board, on the recommendation of the Audit Committee, has also proposed that M/s. Vidyarthi & Sons, Chartered Accountants, Gwalior, be re-appointed as the Branch Auditor of Vikram Woollens Division of the Company.

Your Directors request you to appoint the auditors for the current year and fix their remuneration.

COST AUDITORS

In pursuance of Section 233-B of the Companies Act, 1956, your Directors have appointed M/s R. Nanabhoy & Co., Mumbai, M/s R.J. Goel & Co., Delhi, M/s K.G. Goel & Co., Jaipur and M/s N.D. Birla & Co., Ahmedabad as the Cost Auditors to conduct the Cost Audit of Pulp & Fibre, Caustic Soda, Sulphuric Acid, Cotton Textile and Cement for the year 2008-09, subject to the approval of the Central Government.

APPRECIATION

Your Directors wish to place on record their appreciation of the dedication and commitment of your Company's employees to the growth of your Company. Their unstinted support has been and continues to be integral to your Company's ongoing success. Your Directors wish to thank the Central and State Governments, its bankers, shareholders and business associates for their continued co-operation and support.

For and on behalf of the Board

Kumar Mangalam Birla
Chairman

Mumbai, 29th April, 2008

ANNEXURE 'A' TO THE DIRECTORS' REPORT

	Nature of disclosure	Particulars
a)	Options granted	2,18,140
b)	The pricing formula	Tranche 1 : The exercise price was determined by averaging the daily closing price of the Company's equity shares during the 7 days immediately preceding the date of grant and discounting it by 30%. Exercise price - Rs.1,928 per option Tranche 2 : The exercise price was determined on the basis of closing market price, immediately prior to the date of grant. Exercise price -Rs.2,885 per option
c)	Options vested	Nil
d)	Options exercised	Nil
e)	The total number of shares arising as a result of exercise of options	Not applicable
f)	Options lapsed	Nil
g)	Variation of terms of options	Nil
h)	Money realized by exercise of options	Not applicable
i)	Total number of options in force	2,18,140
j)	Employee-wise details of options granted: i). Senior managerial personnel:	1. Shri Shailendra K.Jain, Whole Time Director : 22,640 2. Shri D.D. Rathi, Whole Time Director & CFO : 15,100
	ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year	None
	iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	None
k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with Accounting Standard (AS) 20 'Earning per share'.	Not applicable, since no option has been exercised till date

<table>
<tr><td>l)</td><td>Difference between the employee compensation cost computed using the intrinsic value of the stock options and the employee compensation cost that shall have been recognized if the fair value of the options had been used.

The impact of this difference on profits and on EPS of the company</td><td>Rs.3.33 crores

<table>
<tr><th>Particulars</th><th colspan="2">Rs. Crores</th></tr>
<tr><td>Net Profit</td><td colspan="2">2,047.57</td></tr>
<tr><td><u>Add:</u> Intrinsic value Compensation Cost</td><td colspan="2">4.90</td></tr>
<tr><td><u>Less:</u> Fair Value Compensation Cost</td><td colspan="2">8.23</td></tr>
<tr><td>Adjusted Net Profit</td><td colspan="2">2,044.24</td></tr>
<tr><td>Earnings Per share (Rs.)
(Basic and diluted)</td><td><u>Basic</u></td><td><u>Diluted</u></td></tr>
<tr><td>As reported :</td><td>223.32</td><td>223.24</td></tr>
<tr><td>As adjusted :</td><td>222.95</td><td>222.88</td></tr>
</table>
</td></tr>
<tr><td>m)</td><td>(i) Weighted-average exercise prices and weighted-average fair values of options whose exercise price equals the market price of the stock</td><td><u>Options granted under Tranche II</u>
Weighted average exercise price (Rs.) : 2,885.00
Weighted average fair value (Rs.) : 1,104.12</td></tr>
<tr><td></td><td>(ii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price exceeds the market price of the stock</td><td>Nil</td></tr>
<tr><td></td><td>(iii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price is less than the market price of the stock</td><td><u>Options granted under Tranche I</u>
Weighted average exercise price (Rs.) : 1,928.00
Weighted average fair value (Rs.) : 1,315.18</td></tr>
<tr><td>n)</td><td>A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information:</td><td></td></tr>
<tr><td></td><td>(i) risk-free interest rate (%)</td><td>7.78</td></tr>
<tr><td></td><td>(ii) expected life (No. of years)</td><td>5</td></tr>
<tr><td></td><td>(iii) expected volatility (%)</td><td>33.40</td></tr>
<tr><td></td><td>(iv) dividend yield (%)</td><td>2.38</td></tr>
<tr><td></td><td>(v) the price of the underlying share in market at the time of option grant</td><td>Tranche 1: Rs.2,728
Tranche 2: Rs.2,885</td></tr>
</table>

ANNEXURE 'B' TO THE DIRECTORS' REPORT

Information under Section 217(1) (e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rule, 1988 and forming part of the Directors' Report for the year ending 31st March, 2008

A CONSERVATION OF ENERGY

a) Energy Conservation measures taken

The Company is continuously engaged in the process of energy conservation through improved operational and maintenance practices. Following measures have been taken by different units of the company:

i) Viscose Staple Fibre Units

- Installation of PHE for cooling of Spin Bath feed to PC / BC of Crystallizer.
- Installation of LFC MSFE for N.WM. Production at Line-10.
- Installation of Screw Compressor i.p.o. reciprocating compressor.
- Installation of Flow meter for Caustic addition to facilitate direct use of 480gpt caustic.
- Adoption of Acid absorption Crystallizer i.p.o. of steam based Crystallizer in Auxiliary PC2.
- Replacement of 125 watt street light Luminaries with 36 watt CFL.
- Installation of Ejector and Vacuum pump combination in place of Three stage steam based ejector system for Viscose Flash Deaerator.
- Installation of Auto on-off system for Viscose Disintegrator.
- Installation of Energy Efficient Pumps for MSFE Spinbath Circulation.

ii) Pulp Units

- Installation of separate lighting transformer to optimize the lighting voltage at 380-390 volts.
- Installation of variable frequency drive for induced & forced draft fan in fludized bed saw dust boiler to reduce power consumption.
- Replacement of Energy efficient florescent lamps in place of conventional lamps - Phase II.
- Installation of steam and power conservation in evaporator by effective utilization of flash vapour and modifying condensate pumping system.
- Installation of temperature transmitters and control valves for evaporator NCG line.
- Installation of new technology soot blowers in recovery boiler for reduced steam consumption.

iii) Cement Units

- Installation of high efficiency screw compressors.
- Modification of separator for vertical roller mill of chalk grinding.
- Use of grinding aid in new clinker grinding VRM to increase mill output.
- Use of VVFD in IF Fans, FD Fans and air cooled condenser fans of thermal power plant.
- Water Injection in preheater cyclones.
- Installation of V- Separator.
- Installation of new generation high efficiency Roller press.
- Modification of Preheater cyclones to reduce the pressure Drop.
- Installation of inverter drives.
- Use of fuel efficient and Higher Capacity Mining Equipments.
- Use of Municipal Solid Waste.

iv) **Chemical Units**

- — Addition of Cell Elements to Electrolyzer.
- — Installation of Online Energy Monitoring System.
- — Installation of Variable Frequency Drives.
- — Installation of Screw Air Compressor.
- — Installation of Energy Efficient Light Fittings.
- — Replacement of low efficient Aux. Transformer with energy efficient Transformer.

v) **Textile Units**

- — Variable Frequency Drives in Humidification Plant.
- — Installation of High Efficiency Pump in Humidification Plant.
- — Replacement of conventional to high efficient gurndfos pump in soft water.

b) **Additional investment and proposals, if any, being implemented for reduction of consumption of energy:**

i) **Viscose Staple Fibre Units**

- — Replacement of old pumps with energy efficient pumps.
- — Installation of Higher Efficiency Pumps in Evaporation Section in Auxiliary.
- — Installation of Screw compressor in place of reciprocating compressor in Viscose.
- — Installation of supply side air management system with air receiver, PC visualizations Kit and accessories in Energy Centre.
- — Installation of Variable Frequency Drive for Refrigeration Condenser and Brine supply 'Pumps.
- — Installation of energy efficient lighting systems.
- — Replacement of Radicon Gearbox & Motor by SEW / NORD make Geared Motor in Viscose Gear Pumps.
- — Replacement of V-belts with Flat belts in Ammonia compressors of Refrigeration system.
- — Installation of PHE to recover Waste Heat from Boiler CBD condensate in Power plant.

ii) **Pulp Units**

- — Power conservation in Degasser pumps of demin plant.
- — Installation of Heat exchanger to reduce steam and caustic consumption.

iii) **Cement Units**

- — Installation of gas analyzer for monitoring complete combustion of fuel.
- — Additional modules in air heater for increased heat recovery.
- — Installation of SPRS.
- — Installation of V- Separator.
- — Increased Fly Ash absorption and Blended Cement production.

iv) **Chemical Units**

- — Additions of electrolyzer & replacement of cell Elements.
- — Installation of Variable Frequency Drives.
- — Installation of Harmonics Filter Bank.

c) **Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:**

The above measures have resulted/ will result in reduction in fuel & power consumption, increase in productivity and reduction in energy cost

d) **Total Energy Consumption and Energy Consumption per Unit of Production:**

As per Form "A" attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption in Form "B"

RESEARCH & DEVELOPMENT (R&D)
FORM "B"

1 **Specific areas in which R&D carried out by the Company:**

Viscose Staple Fibre Units

— Development of several fibre variants such as anti-bacterial, perfumed, thermo regulating and flame retardant fibres.

— Innovative processing techniques for use of solvent spun fibre for knit wears and for developing self stretching fibres.

— Technology for producing high performance non-woovens for repeat usage.

Cement Units

— Installation of Roto seal packer for ultra sonic sealing of bag's mouth for Wall Care Putty.

— Vertical Roller mill commissioning for cement grinding.

— A sealing materials with heat reflecting property for roofs and water tanks - Kool N Seal.

— Development of cement plant concentrate.

— Use of Mineralisers.

— Use of Performance improver to enhance Quality.

— Increased use of Fly Ash Content in PPC without effecting quality.

— Use of CFD technique for optimising Plant operations.

2 **Future Plan of Action**

Viscose Staple Fibre Units

— To establish Pulp Research Institute at Harihar

Cement Units

— To develop new improved version of Wall Care Putty.

— Improvement of adhesive properties of level plast and reduce setting time.

— Commercialisation of alternative fuels usage.

— Optimisation of chemistry of raw mix and fuel mix to improve Mines life.

— Installation of waste heat recovery system for Power Generation.

3 **Expenditure on R & D**

Expenditure	**Rs. Crs.**
a. Capital	1.39
b. Recurring	8.90
	10.29

c. Total R & D Expenditure as a percentage of turnover 0.10%

4 **Technology Absorption, Adoption and Innovation**

The latest technology adopted for improving productivity and product quality and reducing consumption of scarce raw material and fuels.

Information regarding technology imported during the last five years:

— Prototype plant being established for producing high performance non-woovens using unique technology developed by Company.

— Installation of loop duct and TCS system through M/s Taiheiyo Engineering Corporation, Japan for both kiln lines of White cement division.

— Participation in national and international conferences.

— Imparting training to personnel by foreign technicians in various manufacturing techniques by foreign and Indian experts and technology suppliers

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on Foreign Exchange earnings and outgo is contained in Schedule 22(4) and (5) of accounts. The Company is exporting Viscose Staple Fibre, Chemicals, Cement, Textiles and Plant & Machinery and has taken successful initiatives for increasing exports.

FORM 'A'

Total Energy Consumption and Energy Consumption per unit of Production

(A) POWER & FUEL CONSUMPTION

	Unit	Current Year	Previous Year (Rev)
1. Electricity			
a) Purchased - Unit	'000	518605	531764
Total amount	Rs in lacs	21803.52	22392.80
Rate per Unit	Rs./Unit	4.20	4.21
b) Own Generation			
I) Through Diesel Generator - Unit	'000	188897	223471
Unit per Liter of Diesel Oil	Units/Ltr.	4.00	4.07
Cost / Unit	Rs./Unit	5.49	4.90
II) Through Steam Turbine - Units	'000	1129135	1082335
Units per Kg. Of Steam	Co-generation of Steam & Power		
Cost / Unit (Cost of fuel and duties only)	Rs./Unit	2.26	2.16
2. Coal (Slack, Steam & ROM including Lignite Coal & other Alternative Fuel)			
For Co-generation of Steam & Power	Tonne	1898802	1544604
For Process in Cement Plants	Tonne	1544962	1441353
Total amount	Rs in lacs	110050.18	80723.40
Average rate	Rs./Tonne	3195.64	2703.43
3. Furnace Oil (Including LSHS)			
Quantity	K. Ltrs.	53646	60966
Total amount	Rs in lacs	10411.64	10617.96
Average rate	Rs./K. Ltrs.	19408	17416
4. Light Diesel Oil (LDO)			
Quantity	K. Ltrs.	971	1163
Total amount	Rs in lacs	288.67	327.67
Average rate	Rs./K. Ltrs.	29737	28182
5. High Speed Diesel Oil (HSD)			
Quantity	K. Ltrs.	1301	1036
Total amount	Rs in lacs	424.69	349.35
Average rate	Rs./K. Ltrs.	32655	33736
6. Internal Generation			
Steam			
a) From Chemical Recovery Boiler in Rayon Pulp plants			
Quantity	Tonne	581418	593701
Total Cost	Rs in lacs	56.73	43.43
Rate/Unit (Cost of Oil used for firing support in Boiler)	Rs./Tonne	9.76	7.31
b) From Waste Heat Boiler in Sulphuric Acid Plants:			
Quantity	Tonne	192102	187931
Total Cost	Rs in lacs	N.A.	N.A.
Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION :

Name of the Product	Unit	Electricity (Units) Current Year	Electricity (Units) Previous Year	Coal/Petcoke (Kg.) Current Year	Coal/Petcoke (Kg.) Previous Year	Steam (Tonne) Current Year	Steam (Tonne) Previous Year
1. Viscose Staple Fibre (incl. for intermediate & by products)							
Standard	Per Tonne	1,500.00	1,500.00	—	—	12.50	12.50
Actual	Per Tonne	1,173.82	1,180.54	—	—	9.34	9.42
2. Caustic Soda (For Cell House only) Membrane Cell Plant							
Standard	Per Tonne	2,400.00	2,400.00	—	—	—	—
Actual	Per Tonne	2,187.00	2,177.00	—	—	—	—
3. Cement							
Grey							
Standard	Per Tonne	120.00	120.00	220.00	220.00	—	—
Actual	Per Tonne	77.62	78.27	97.00	96.00	—	—
White							
Actual	Per Tonne	118.77	120.70	0.12	0.13	—	—
4. Textiles							
Actual							
Yarn	Per 100 Kg.	616.55	576.77	—	—	0.39	0.34
Fibre Dyeing	Per 100 Kg.	—	—	—	—	0.35	0.31
Cloth	Per 100 Kg.	453.65	482.76	—	—	0.78	0.98
5. Stable Bleaching Powder (SBP)							
Standard	Per Tonne	230.00	230.00	—	—	0.28	0.28
Actual	Per Tonne	131.00	132.00	—	—	0.15	0.14
6. Poly Aluminium Chloride							
Standard	Per Tonne	75.00	75.00	—	—	0.33	0.33
Actual	Per Tonne	63.00	71.00	—	—	0.27	0.25
7. Chlorosulphonic Acid							
Standard	Per Tonne	125.00	125.00	—	—	0.33	0.33
Actual	Per Tonne	53.00	114.00	—	—	0.10	0.10

Note : Form 'A' is not applicable to Sponge Iron Division.

AUDITORS' REPORT

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

1. We have audited the attached Balance Sheet of GRASIM INDUSTRIES LIMITED as at 31st March 2008 and also the Profit & Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditors' Report) Order, 2003 ("the Order") issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we annex hereto a statement on the matters specified in paragraphs 4 and 5 of the Order.

4. On the basis of written representations received on 31st March, 2008 from the directors of the Company and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

5. Further to our comments in the Annexure to paragraph 3 of above, we report that

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books. Proper returns adequate for the purpose of our audit have been received from the branches not visited by us;

   c) The reports on accounts of the branches audited by the other Auditors have been forwarded to us and have been appropriately dealt by us in preparing our report;

   d) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;

   e) In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon as appearing in Schedule of Accounting Policies and Notes on Accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

      i) in the case of Balance Sheet, of the state of affairs of the Company as at 31st March 2008;

      ii) in the case of the Profit & Loss Account, of the profit for the year ended on that date; and

      iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For G.P. KAPADIA & CO.
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Date: 29th April, 2008

ANNEXURE TO AUDITORS' REPORT

(Referred to in paragraph 3 of our report of even date)

1. (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

   (b) Fixed Assets have been physically verified by the management according to the regular programme of periodical verification in phased manner which in our opinion is reasonable having regard to the size of the Company and the nature of its fixed assets. The discrepancies noticed on such physical verification were not material.

   (c) No substantial part of fixed assets has been disposed off during the year, which has bearing on the going concern status of the Company.

2. (a) As explained to us, inventories were physically verified during the year by the management at reasonable intervals.

   (b) In our opinion and according to information and explanations given to us, the procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company is maintaining proper records of its inventories and no material discrepancies were noticed on physical verification.

3. The Company has neither granted nor taken any secured or unsecured loans to and from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, the clauses 4 (iii) (b) to (g) of the Order are not applicable.

4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of goods. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control.

5. In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register maintained under Section 301 of the Companies Act, 1956. Accordingly, the clause 4 (v) (b) of the Order is not applicable.

6. In our opinion and according to the information and explanations given to us, the Company has not accepted deposits in terms of the provision of Section 58A and Section 58AA of the Companies Act, 1956.

7. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 in respect of the Company's products to which the said rules are made applicable and are of the opinion that prima facie the prescribed records have been made and maintained. We have, however, not made a detailed examination of the said records with a view to determine whether they are accurate or complete.

9. (a) In our opinion and according to the information and explanations given to us, undisputed statutory dues including Provident Fund, Investors Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Custom Duty, Excise Duty, Service Tax, Cess and any other statutory dues have been regularly deposited in time during the Year with the appropriate authorities.

(b) (i) In our opinion and according to the information and explanations given to us, no undisputed amounts payable in respect of aforesaid dues were outstanding as at March 31,2008 for a period of more than six months from the day they became payable.

(ii) In our opinion and according to the information and explanations given to us, the dues in respect of Sales Tax, Income Tax, Custom duty, Excise Duty, Service Tax and Cess that have not been deposited with the appropriate authorities on account of dispute and the forum where the disputes are pending given below:

Sr. No.	Name of the statute (Nature of Dues)	Forum where dispute is pending	Amount (Rs. in Crs.)	Period
1	Central Sales Tax Act & Value Added Tax Act (Tax)	Supreme Court, High Court	25.58	1979-2008
		Tribunal	3.38	1991-2006
		Appellate Authorities	16.75	1997-2008
		Assessing Authorities	0.70	2002-2006
2	IncomeTax Act, 1961 (Tax)	Supreme Court, High Court	0.47	2006-2007
3	Customs Act,1962 (Duty)	Appellate Authorities	0.01	2006-2007
		Assessing Authorities	12.19	1985-2005
4	Central Excise Act, 1944 (Duty / Penalty)	Supreme Court, High Court	22.47	1993-2008
		Tribunal	16.99	1993-2008
		Appellate Authorities	1.45	2001-2003
		Assessing Authorities	4.95	1995-2007
5	ServiceTax Under the Finance Act, 1994 (Tax)	Tribunal	4.54	1997-2006
		Appellate Authorities	0.15	2004-2007
		Assessing Authorities	2.65	1997-2007
6	Cess under Various Acts (Cess/Interest)	Supreme Court, High Court	17.26	2004-2008
		Assessing Authorities	1.67	1990-2008

10. The Company does not have accumulated losses as at the end of the financial year and has not incurred cash losses in the current financial year and the immediately preceding financial year.

11. The Company has not defaulted in repayment of any dues to financial institutions or banks or debenture holders.

12. According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13. The Company is not a chit fund or a nidhi / mutual fund / society, therefore, the clause 4 (xiii) of the Order is not applicable to the Company.

14. In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Therefore, the provisions of clause 4(xiv) of the Order are not applicable to the Company.

15. In our opinion, on the basis of information and explanations given to us, the terms and conditions on which the Company has given guarantees for loan taken by others from bank and other financial institution are not prima-facie prejudicial to the interest of the Company.

16. In our opinion, on the basis of information and explanations given to us, the term loans were applied for the purpose for which the loans were obtained.

17. According to information and explanations given to us, and on an overall examination of Balance Sheet of the Company, funds raised on short term basis have, prima facie, not been used during the Year for long term investment.

18. The Company has not made any preferential allotment of shares to any parties or companies covered in the register maintained under Section 301 of the Companies Act, 1956 during the year.

19. On the basis of records made available to us, the Company has created securities in respect of debentures issued/outstanding during the year.

20. The Company has not raised any money through a public issue during the year

21. Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud on or by the Company has been noticed or reported during the course of the audit.

For G.P. KAPADIA & CO.
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Date : 29th April, 2008

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of conditions of corporate governance procedures implemented by Grasim Industries Limited during the year ended 31st March, 2008, as stipulated in Clause 49 of the listing agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our responsibility was limited to the review of procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

On the basis of our review and according to the information and explanation given to us, and representation made by the management, the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement(s) with Stock Exchanges have been complied with in all material respects by the Company.

We state that no investor grievance for a period exceeding one month against the Company as on 31st March, 2008 is pending as per the records maintained by the Shareholders' Grievance / Allotment and Transfer Committee of the Board.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For G.P. KAPADIA & CO.
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Date: 29th April, 2008

BALANCE SHEET AS AT 31ST MARCH, 2008

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	1A	91.69		91.69
Employee Stock Options Outstanding	1B	4.90		-
Reserves and Surplus	2	8,044.12		6,138.35
			8,140.71	6,230.04
Loan Funds				
Secured Loans	3	2,350.40		2,291.00
Unsecured Loans	4	851.47		660.56
			3,201.87	2,951.56
Deferred Tax Liabilities [Note 14, Sch. 21(B)]			606.87	582.55
TOTAL			11,949.45	9,764.15
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	5	7,588.40		6,770.97
Less: Depreciation / Amortisation		3,564.89		3,380.53
Net Block		4,023.51		3,390.44
Capital Work-in-Progress		3,026.31		1,192.35
			7,049.82	4,582.79
Fixed Assets held for disposal			4.14	14.33
Investments	6		4,080.79	4,274.70
Current Assets, Loans and Advances				
Interest accrued on Investments		0.70		0.70
Inventories	7	978.44		824.14
Sundry Debtors	8	711.98		576.48
Cash and Bank Balances	9	127.47		116.38
Loans and Advances	10	1,140.49		824.69
		2,959.08		2,342.39
Less:				
Current Liabilities and Provisions				
Liabilities	11	1,604.17		1,266.86
Provisions	12	540.21		183.20
		2,144.38		1,450.06
Net Current Assets			814.70	892.33
TOTAL			11,949.45	9,764.15
Accounting Policies and Notes on Accounts	21 & 22			

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2008

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2008

	Schedules			Rs. in Crores Previous Year
INCOME				
Gross Sales		11,551.56		9,572.71
Less: Excise Duty		1,336.51		1,001.00
Net Sales			10,215.05	8,571.71
Interest and Dividend Income	13		165.77	113.27
Other Income	14		212.07	168.49
Increase / (Decrease) in Stocks	15		130.22	(16.62)
			10,723.11	8,836.85
EXPENDITURE				
Raw Materials Consumed	16		2,828.93	2,219.14
Manufacturing Expenses	17		2,196.85	1,841.19
Purchases of Finished and Other Products			97.40	321.16
Payments to and Provisions for Employees	18		550.07	458.51
Selling, Distribution, Administration and Other Expenses	19		1,701.73	1,414.37
Interest	20		107.00	111.84
Depreciation and Amortisation [Note 1, Sch. 5]			353.27	317.91
			7,835.25	6,684.12
Less: Self Consumption			76.36	36.53
			7,758.89	6,647.59
Profit before Tax & Exceptional Items			2,964.22	2,189.26
Write back of provision for diminution			45.68	37.10
Profit before Tax from Ordinary Activities			3,009.90	2,226.36
Provision for Current Tax			(940.26)	(682.15)
Deferred Tax			(9.62)	1.83
Fringe Benefit Tax			(12.45)	(10.23)
Profit after Tax from Ordinary Activities			2,047.57	1,535.81
Extra Ordinary Items :				
Profit on transfer of Textile Units at Bhiwani			4.76	-
Profit on Sale of Shares of a Subsidiary Company			180.27	-
Profit after Tax			2,232.60	1,535.81
Debenture Redemption Reserve no longer required			82.92	38.56
Investment Allowance Reserve no longer required			-	0.05
Balance brought forward from Previous Year			965.33	878.37
Profit available for Appropriation			3,280.85	2,452.79
Appropriations:				
Interim Dividend			-	252.10
Proposed Dividend			275.02	-
Corporate Dividend Tax			41.42	35.36
General Reserve			1,900.00	1,200.00
Balance carried to Balance Sheet			1,064.41	965.33
			3,280.85	2,452.79
Basic earnings per share before Extra Ordinary Items (Rs.)			223.32	167.50
Diluted earnings per share before Extra Ordinary Items (Rs.)			223.24	167.50
Basic earnings per share after Extra Ordinary Items (Rs.)			243.49	167.50
Diluted earnings per share after Extra Ordinary Items (Rs.)			243.42	167.50
Accounting Policies and Notes on Accounts	21 & 22			

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2008

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

			Rs. in Crores Previous Year
SCHEDULE 1A			
A. SHARE CAPITAL			
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15 % "A" Series	**1.50**	1.50
100000	8.57 % "B" Series	**1.00**	1.00
300000	9.30 % "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid up			
91674228	Equity Shares of Rs.10 each fully paid (Previous Year 91673834 Equity Shares) Of the above, 29532500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19360258 (Previous Year 19359864) Equity Shares of Rs.10 each issued as fully paid up for acquiring the cement business of Aditya Birla Novo Ltd. pursuant to Scheme of Arrangement without payment being received in cash.	**91.67**	91.67
B. SHARE CAPITAL SUSPENSE			
15257	Equity Shares (Previous Year 15651) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Aditya Birla Nuvo Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02
	Total Issued, Subscribed and Paid up Share Capital including Share Capital Suspense	**91.69**	91.69

SCHEDULE 1B

EMPLOYEE STOCK OPTIONS OUTSTANDING

Employee Stock Options Outstanding	**16.12**	—
Less : Deferred Employees Compensation Expenses	**11.22**	—
	4.90	—

Outstanding Employee Stock Options exercisable into 218140 Equity Shares of Rs. 10 each fully paid up. [Note 17 of Schedule 21 (B)]

SCHEDULE 2

RESERVES AND SURPLUS

		Balance as at 31st March, 2007	Addition during the year	Deduction/ Adjustments during the year	Balance as at 31st March, 2008
1.	Capital Reserve				
	— On Revaluation of Fixed Assets	3.89	—	0.29*	3.60
	— Capital Subsidy	1.53	—	0.34	1.19
2.	Amalgamation Reserve	1.38	—	—	1.38
3.	Preference Share Capital Redemption Reserve	1.48	—	—	1.48
4.	Debenture Redemption Reserve	100.42	—	82.92	17.50
5.	Share Premium Account	823.32	—	—	823.32
6.	General Reserve	4,241.00	1,900.00	9.76#	6,131.24
7.	Surplus as per Profit and Loss Account	965.33	99.08	—	1,064.41
		6,138.35	1,999.08	93.31	8,044.12
	Previous year	4,890.39	1,286.96	39.00	6,138.35

*Deduction/adjustment on account of :

a) Assets sold/discarded	Rs. 0.05 Crores
b) Depreciation provided on revalued block	Rs. 0.24 Crores
Total	Rs. 0.29 Crores

\# Adjustment on adoption of AS 15 (Revised) - [Note 16, Sch. 21(B)]

SCHEDULES FORMING PART OF ACCOUNTS

Rs. in Crores

		Previous Year
SCHEDULE 3		
SECURED LOANS		
Non-Convertible Debentures (Note 1)	70.00	501.69
Loans and advances from Banks:		
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company	348.30	246.51
Documentary Demand Bills/ Usance Bills under Letter of Credit discounted	161.83	84.69
Rupee Term Loans (Note 2[a]&[b])	432.70	143.90
Foreign Currency Loans (Note 3)	1,298.58	1,270.66
Buyer's Credit (Note 4)	38.99	—
Other Loans:		
Rupee Term Loan (Note 2[c])	—	38.30
Deferred Sales Tax Loans secured by first available charge on the assets of Cement Units I & II at Jawad [subject to the charge of the Non-Convertible Debentures and Loans referred in Note 1 & 3(a) below]	—	5.25
	2,350.40	2,291.00

Notes:

1. Non-Convertible Debentures		
A Non-Convertible Debentures are secured by first pari-passu charge on the fixed assets, both present and future, of the specified divisions:		
a) 12.60% - XXIII Series Non-Convertible Debentures (redeemed at par in three annual instalments of 33%, 33% and 34% respectively of the face value of the debentures, commenced from 17th August,2005) were secured on a plot of land situated in Maharashtra and on the fixed assets of the divisions as mentioned in Note 5 below (*)	—	26.69
b) i) 8.35% - XXXI Series Non-Convertible Debentures (redeemable at par on 5th July, 2009); and	50.00	60.00
ii) 8.20% - XXXII Series Non-Convertible Debentures (redeemable at par on 20th July, 2009)	20.00	40.00
Debentures under (b) above are secured on the fixed assets of the divisions as mentioned in Note 5 below (*)		
c) i) Floating Rate (14% minus CMT 1 per annum) - XXXIII Series Non-Convertible Debentures (redeemed at par on 13th August, 2007)	—	50.00
ii) 7.55% - XXXIV Series Non-Convertible Debentures (redeemed at par on 20th August, 2007);	—	25.00
iii) 6.75% - XXXV Series Non-Convertible Debentures (redeemed at par on 9th November, 2007); and	—	100.00
iv) 6.08% - XXXVI Series Non-Convertible Debentures (redeemed at par on 11th January 2008)	—	100.00
Debentures under (c) above were secured on the fixed assets of the divisions as mentioned in Note 5 below (*).		
B MIBOR Linked Non - Convertible Debentures	—	100.00
	70.00	501.69
2. *a) Rupee Term Loans from Banks are secured by exclusive charge on certain fixed assets of:		
i) Fibre Divisions at Nagda, Harihar and Kharach	14.96	18.70
ii) Fibre/Pulp Divisions at Nagda & Harihar	117.74	125.20
b) Rupee Term Loan from Bank to be secured by first pari passu charge on fixed assets, both present and future, of one or more divisions of the Company	300.00	—
	432.70	143.90

SCHEDULE 3 (Contd.)

			Rs. in Crores Previous Year
	c) Rupee Term loan from LIC was secured by first charge on movable fixed assets, of Textile division at Malanpur and the erstwhile Textile Divisions at Bhiwani	—	38.30
		432.70	182.20
3.	a) Foreign Currency Loans are secured by first pari passu charge on the fixed assets, both present and future, of the divisions as mentioned in Note 5 below (*)	1,270.66	1,270.66
	b) Foreign Currency Loans to be secured by first pari passu charge on the fixed assets, both present and future, of one or more divisions of the Company	27.92	—
		1,298.58	1,270.66
4.	Buyer's Credit to be secured by exclusive charge on certain fixed assets of one or more divisions of the Company	38.99	—

*5. Secured by charge on fixed assets, both present and future, of Grasim Cement Division at Raipur, Chemical Division at Nagda, Cement Division-South at Reddipalayam, Aditya Cement Division at Shambhupura, Vikram Cement Division at Jawad, Rajashree Cement Division at Malkhed, White Cement Division at Kharia Khangar, Grasim Cement Division (formerly, Birla Super Cement Division) at Hotgi, Grasim Cement Division (formerly, Birla Plus Cement Division) at Bathinda, Birla Super Bulk Terminal Division at Doddaballapur, Vikram Ispat Division at Salav, Fibre & Pulp Divisions at Harihar, Staple Fibre Division at Nagda, Engineering & Development Division at Nagda and Staple Fibre Division at Kharach [excluding certain specific fixed assets of Fibre / Pulp Divisions at Nagda, Harihar & Kharach which are exclusively charged for the loans mentioned in Note 2 (a) above].

SCHEDULE 4

UNSECURED LOANS

		Rs. in Crores Previous Year
From Banks:		
Buyer's Import Credit	190.87	73.54
Against Documentry Bills Discounted Against Usance Bills	—	1.97
Other Loans and Advances:		
From Banks:		
Foreign Currency Loans	318.25	184.58
Export Packing Credit	4.01	—
From Others:		
Deferred Sales Tax Loans	338.34	400.47
	851.47	660.56
Includes amounts repayable within one year	180.45	132.55

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 5

FIXED ASSETS

Rs. in Crores

S. No.	PARTICULARS	GROSS BLOCK As at 31.03.07	Additions	Deductions	As at 31.03.08	DEPRECIATION/AMORTISATION Upto 31.03.07	Deductions	For the Year	Upto 31.03.08	NET BLOCK As at 31.03.08	As at 31.03.07
1.	Freehold Land	140.79	67.59	0.21	208.17	-	-	-	-	208.17	140.79
2.	Leasehold Land	134.20	14.44	-	148.64	10.60	-	2.21	12.81	135.83	123.60
3.	Buildings	541.85	92.21	16.50	617.56	136.42	6.98	16.90	146.34	471.22	405.43
4.	Workers' Quarters under Government Subsidised Schemes	0.55	-	-	0.55	0.48	-	-	0.48	0.07	0.07
5.	Railway Sidings	96.20	0.60	0.11	96.69	42.79	0.06	4.33	47.06	49.63	53.41
6.	Plant & Machinery	5,520.45	817.82	176.23	6,162.04	2,996.09	136.39	299.08	3,158.78	3,003.26	2,524.36
7.	Ships	64.12	-	7.56	56.56	35.71	4.00	2.91	34.62	21.94	28.41
8.	Furniture, Fittings & Office Equipments	208.83	28.94	22.94	214.83	128.48	18.81	18.44	128.11	86.72	80.35
9.	Vehicles etc.	53.37	13.71	6.45	60.63	26.11	3.66	6.62	29.07	31.56	27.26
10.	Intangible Assets - Computer Software	10.61	14.32	2.20	22.73	3.85	0.51	4.28	7.62	15.11	6.76
		6,770.97	1,049.63	232.20	7,588.40	3,380.53	170.41	354.77	3,564.89	4,023.51	3,390.44
	Previous Year	6,114.12	762.38	105.53	6,770.97	3,109.49	47.63	318.67	3,380.53		
	Capital work-in-progress (including Advances & Pre-operative Expenses)									3,026.31	1,192.35
										7,049.82	4,582.79

Notes:

		Rs. in Crores	Previous Year
1.	Depreciation & amortisation for the year	354.77	318.67
	Less: Transferred to pre-operative expenses	1.26	0.37
	Less: Additional depreciation on revalued assets withdrawn from capital reserve	0.24	0.39
		353.27	317.91

2. Buildings include value of shares of Rs.3,750 (Previous year Rs. 3,750) issued by the co-operative housing society under its bye-laws, in the name of Company's nominees.

3. Execution of documents in respect of plots of land amounting to Rs. 0.39 Crores (Previous Year Rs. 40.24 Crores) is pending.

4. Workers' quarters include those mortgaged with state governments against subsidies received.

5. Buildings include Rs. 15.13 Crores (Previous Year Rs.15.13 Crores) towards shares and debentures for right of exclusive use, possession and occupation of office space.

6. Assets amounting to Rs. 111.26 Crores (Previous year Rs. 105.47 Crores) are held on co-ownership with other companies.

7. Fixed assets include assets of Rs.19.40 Crores (Previous Year Rs.17.96 Crores) not owned by the Company.

8. Plant and machinery include assets given on operating lease amounting to Rs. 25.54 crores (Previous Year Rs.25.54 Crores).

9. Capital work in progress includes advance against capital orders, technical know-how and supervision fees, machinery under installation/in transit, construction materials purchases, other assets under erection and pre-operative expenses.

10. Leasehold land includes mining rights.

		Rs. in Crores Previous Year
11. Pre-operative Expenses pending allocation / appropriation :		
Power & Fuel	4.19	0.73
Repairs to Other Assets	0.27	0.11
Salaries, Wages, Bonus, Gratuity, etc.	19.15	6.58
Contribution to Provident & Other Funds	0.73	0.16
Employees' Welfare Expenses	0.72	0.09
Rent and Hire Charges	0.73	0.60
Rates & Taxes	4.73	0.37
Insurance	2.42	0.96
Stationery, Printing, Postage and Telephone Expenses	0.67	0.33
Travelling & Conveyance	3.29	2.83
Legal and Professional Charges	1.45	2.15
Depreciation	1.26	0.37
Miscellaneous Expenses	16.61	10.69
Interest on Loans and Debentures	61.56	13.15
	117.78	39.12
Less : Gain on forward cover cancellation	7.10	0.65
Balance Transferred to Fixed Assets/ Capital Work in Progress	110.68	38.47

SCHEDULE 6

INVESTMENTS

LONG TERM

				Previous Year
1. Government and Trust Securities (At Cost)				
i) Government Securities				
Unquoted -				
Securities deposited with Government Departments			0.02	0.02
ii) Trust securities -				
Quoted -				
600000	6.75% US 64 Bonds of Rs. 100 each of The Unit Trust of India		6.16	6.16
2. Shares, Bonds and Debentures				
A TRADE INVESTMENTS				
Equity Shares - Fully paid (At Cost)				
a) Quoted				
3345816	Aditya Birla Nuvo Limited Rs. 10/- each	68.37		68.37
171013894	Idea Cellular Limited Rs. 10/- each (refer note 2)	171.01		171.01
		239.38		239.38
b) Unquoted - (At Cost)				
13988570	Thai Rayon Public Company Limited, Thailand of Thai Baht 1 each	1.07		1.07

SCHEDULE 6 (Contd.)				Rs.in Crores Previous Year
5000	P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62625 (US $100) each	0.40		0.40
45000	A V Cell Inc., Canada Class 'A' Shares of total value of Canadian Dollar 7.5 Million (Previous Year 15000 shares of Canadian Dollar 2.5 mn)	26.86		6.88
45000	A V Nackawic Inc., Canada Class 'A' Shares of total value of Canadian Dollar 9 Million	34.51		34.51
149250	Alexandria Carbon Black Co., S.A.E. of L.E. 100 each	14.99		14.99
-	Birla Jingwei Fibres Co. Ltd. total value of RMB 114473783	66.05		66.05
4000	Birla Lao Pulp & Plantations Company Ltd. of US$ 1000 each (Previous Year 2000 shares)	17.43		9.29
		161.31		133.19
			400.69	372.57
B	OTHER INVESTMENTS			
a)	Quoted - Fully Paid (At Cost):			
	Equity Shares :			
1925992	Larsen & Toubro Ltd. of Rs. 2 each	23.10		23.10
29369025	Hindalco Industries Ltd. of Re. 1 each (Previous year 23034530)	109.45		48.64
b)	Quoted - Partly Paid (At Cost):			
	Equity Shares :			
-	Hindalco Industries Ltd. of Re. 1 each (Fully paid up during the year; Previous Year 6334495, 50% paid up @ Rs. 48/- per share)	-		30.41
		132.55		102.15
c)	Unquoted - Fully Paid:			
	i) Equity Shares (At cost) :			
422496	Indophil Textile Mills Inc., Philippines of Peso 10 each	0.04		0.04
8250000	Thai Carbon Black Public Company Limited, Thailand of Thai Baht 1 each	2.18		2.18
2500	Birla International Ltd. - Isle of Man of CHF 100 each	0.53		0.53
7799500	Aditya Birla Science & Technology Company Ltd. of Rs.10 each	7.80		7.80
	ii) Preference Shares (At cost) :			
2500000	3.50% Cumulative Redeemable Preference Shares of Rs. 100 each of Aditya Birla Health Services Limited	25.00		25.00
		35.55		35.55
			168.10	137.70

SCHEDULE 6 (Contd.)

No.	Particulars			Rs.in Crores Previous Year
3.	**Shares In Subsidiary Companies**			
	Quoted - Fully Paid - Equity Shares of Rs.10 each (At Cost)			
-	Shree Digvijay Cement Company Limited (Previous year 75816681)	-		117.72
	Less: Provision against diminution	-		45.68
		-		72.04
60211890	UltraTech Cement Limited (Previous year 58489469)	2,188.01		2,029.58
		2,188.01		2,101.62
	Unquoted -			
	a) Fully Paid - Equity Shares of Rs.10 each (At Cost)			
6500000	Samruddhi Swastik Trading And Investments Limited	6.50		6.50
49000	Sun God Trading And Investments Limited	0.05		0.05
50000	Harish Cement Limited	0.10		0.10
20040000	Grasim Bhiwani Textiles Limited (Previous Year Nil)	60.02		-
	b) Fully Paid - Preference Shares of Rs. 100 each (At Cost)			
100	Sun God Trading And Investments Limited (Rs.10,000/-; Previous Year Rs. 10,000/-)			
		66.67	2,254.68	2,108.27
	CURRENT (At Cost or Fair Value, whichever is less)			
	Quoted - Fully Paid: Debentures			
	Subsidiary Company:			
250	6.00% NCD of UltraTech Cement Ltd of face value of Rs.10,00,000/- each	24.07		24.07
100	6.25% NCD of UltraTech Cement Ltd of face value of Rs.10,00,000/- each	9.65		9.65
		33.72		33.72
	Unquoted - Fully Paid:			
	a) Subsidiary Company:			
-	8 % NCD of Shree Digvijay Cement Company Ltd. Series I face value of Rs. 100 each. (Previous Year 2000000)	-		15.58
-	8 % NCD of Shree Digvijay Cement Company Ltd. Series II face value of Rs. 100 each. (Previous Year 2000000)	-		16.40
	b) Units of Debt Schemes of various Mutual Funds	1,217.42		1,584.28
			1,251.14	1,649.98
			4,080.79	4,274.70
	Aggregate Book Value of :		-	
	Quoted Investments		2,599.82	2,483.03
	Unquoted Investments		1,480.97	1,791.67
			4,080.79	4,274.70
	Aggregate Market Value of Quoted Investments		8,025.73	7,329.31

Notes:

1. No. of Units of Various Mutual Funds - Debt Schemes purchased and redeemed during the year 13031561587
2. Pursuant to undertaking given to some financial institutions and others, the promoter can not dispose off, their holding in Idea Cellular Limited (Idea) below 51%, without prior approval of lenders of Idea, till such time the loans given to Idea by these lenders are repaid in full.

SCHEDULES FORMING PART OF ACCOUNTS

			Rs.in Crores Previous Year
SCHEDULE 7			
INVENTORIES			
(As valued and certified by the Executives of the respective Divisions)			
Stores and Spare parts, Packing Materials and Fuels		381.11	280.67
Raw Materials		308.03	341.07
Finished Goods		216.22	119.70
By Products		5.81	9.76
Process Stock		63.80	70.20
Waste/Scrap		3.47	2.74
		978.44	824.14
SCHEDULE 8			
SUNDRY DEBTORS			
Exceeding six months :			
Good and Secured	0.48		0.14
Good and Unsecured	4.47		5.10
Doubtful and Unsecured	1.10		1.12
	6.05		6.36
Less: Provision for Doubtful Debts	1.10		1.12
		4.95	5.24
Others			
Good and Secured	338.73		193.46
Good and Unsecured	368.30		377.78
		707.03	571.24
		711.98	576.48
SCHEDULE 9			
CASH AND BANK BALANCES			
Cash balance on hand		1.21	0.71
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	126.00		115.41
Deposit Accounts*	0.25		0.25
		126.25	115.66
In Government Treasury Saving Account		0.01	0.01
		127.47	116.38

Note :

* Deposits include
(a) Rs. 0.11 Crore (Previous Year Rs. 0.04 Crore) lodged as security with Government Department
(b) Rs. 0.02 Crore (Previous Year Rs. 0.03 Crore) earmarked for Employees' Security Deposit, and
(c) Rs. 0.02 Crore (Previous Year Rs. 0.01 Crore) as Interest accrued.

SCHEDULE 10			
LOANS AND ADVANCES (Considered Good)			
Unsecured			
Deposits with Bodies Corporate		9.86	4.87
Deposits and Balances with Government and other Authorities (including accrued interest)		64.23	50.54
Other Deposits		116.81	65.18
Advances to Subsidiaries (Note below)		408.52	374.26
Advances recoverable in cash or in kind or for value to be received (Due from (a) Director of the Company Rs. 0.11 Crore, Previous Year Rs.0.11 Crore, Maximum outstanding during the Year Rs. 0.11 Crore, Previous Year Rs. 0.17 Crore (b) Private Limited Company in which a director of the company is a Director Rs 1.60 Crore, Previous Year Rs. 1.60 Crore, Maximum outstanding during the Year Rs. 1.60 Crore, Previous Year Rs. 1.60 Crore)		541.06	329.84
Advance Fringe Benefit Tax (Net of Provision)		0.01	-
		1,140.49	824.69

Note: Amounts at the year end and Maximum Balances outstanding during the year from Companies under the same management.

Rs.in Crores

	Outstanding Balance		Maximum Balance O/S	
	Current year	Previous year	**Current year**	Previous year
Shree Digvijay Cement Co. Ltd.	-	23.52	23.60	156.78
Samruddhi Swastik Trading & Investments Ltd.	339.25	339.81	339.86	343.19
UltraTech Cement Ltd.	1.06	0.13	3.85	4.08
Harish Cement Ltd.	15.81	10.80	15.81	10.80
Grasim Bhiwani Textiles Limited	52.40	-	52.40	-

SCHEDULE 11
CURRENT LIABILITIES

		Current year	Previous Year
Sundry Creditors :			
a) Micro, Small & Medium Enterprises [To the extent identified with available information Note 9 of Sch.21(B)]	2.63		-
b) Others	1,184.13		903.11
		1,186.76	903.11
Security and Other Deposits		215.68	162.58
Unpaid Dividend (Amount transferable to Investor Education and Protection Fund, when due)		5.77	5.63
Other Liabilities		161.84	160.36
Interest accrued but not due on Debentures / and Loans		34.12	35.18
		1,604.17	1,266.86

SCHEDULE 12
PROVISIONS

	Current year	Previous Year
Retirement Benefits	96.42	74.14
Provision for Mines Restoration Expenditure	0.25	0.12
Proposed Dividend	275.02	-
Corporate Dividend Tax	41.42	-
Provision for Taxation (Net of Advance Tax)	127.10	108.94
	540.21	183.20

SCHEDULE 13
INTEREST AND DIVIDEND INCOME

	Current year	Previous Year
i) On Investments		
Interest (Gross) on :		
Government and other Securities	2.57	4.23
Dividend (Gross) from :		
a) Trade Investments	7.84	9.93
b) Investment in Subsidiary Companies	-	33.62
c) Others	75.97	37.88
ii) Others : Interest (Gross) on:		
Bank and Other Accounts (Tax deducted at source Rs.8.44 Crores, Previous year Rs.2.71 Crores)	79.39	27.61
	165.77	113.27

SCHEDULES FORMING PART OF ACCOUNTS

			Rs.in Crores Previous Year
SCHEDULE 14			
OTHER INCOME			
Export Incentives		2.53	3.84
Rent Received (Tax deducted at source Rs. 0.59 Crore, Previous Year Rs.0.22 Crore)		2.24	3.66
Lease Rent		0.46	3.24
Processing Charges (Tax deducted at source Rs.0.17 Crore, Previous Year Rs.0.27 Crore)		7.17	12.07
Insurance Claims		3.32	1.45
Profit on Sale of Current Investments (Net)		72.40	49.41
Profit on Sale of Long Term Investments (Net)		-	1.88
Profit on Sale of Fixed Assets & Assets held for Disposal (Net)		20.99	4.62
Excess Provisions written back (Net)		24.01	24.21
Prior Period Adjustment (Net)		0.05	-
Exchange Rate Difference (Net)		1.08	-
Scrap / Waste Sales (Net of Excise Duty Rs.2.10 Crore, Previous year Rs. 1.55 Crore)		27.85	22.88
Miscellaneous Receipts		49.97	41.23
		212.07	168.49
SCHEDULE 15			
INCREASE / (DECREASE) IN STOCKS			
Closing Stock			
Finished Goods		216.22	119.70
By-Products		5.81	9.76
Process Stock		63.80	70.20
Waste/Scrap		3.47	2.74
		289.30	202.40
Opening Stock			
Finished Goods		119.70	161.65
By-Products		9.76	3.61
Process Stock		70.20	52.54
Waste/Scrap		2.74	2.08
		202.40	219.88
Add: (Increase) / Decrease in Excise Duty on Stocks		(10.63)	0.86
Stock transfer on transfer of Textile Units at Bhiwani		53.95	-
		130.22	(16.62)
SCHEDULE 16			
RAW MATERIALS CONSUMED			
Opening Stock	341.07		276.00
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	2,807.16		2,294.63
		3,148.23	2,570.63
Less:			
Sales / Stock transfer on transfer of Textile Units at Bhiwani	11.27		10.42
Closing Stock	308.03		341.07
		319.30	351.49
		2,828.93	2,219.14

		Rs.in Crores Previous Year
SCHEDULE 17		
MANUFACTURING EXPENSES		
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	483.22	442.62
Power and Fuel	1,476.51	1,196.14
Processing Charges	136.34	129.34
Repairs to Buildings	20.69	15.34
Repairs to Machinery (excluding Spare Parts and Components)	58.59	46.90
Repairs to Other Assets	21.50	10.85
	2,196.85	1,841.19
SCHEDULE 18		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages & Bonus, etc.	486.69	406.60
Contribution to Provident and Other Funds	34.76	30.80
Welfare Expenses	23.72	21.11
Employee compensation expenses under ESOP	4.90	-
	550.07	458.51
SCHEDULE 19		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Commission to Selling Agents	41.55	37.94
Brokerage and Discount	76.84	68.16
Freight, Handling and Other Expenses	1,049.38	919.40
Advertisements & Publicity	195.76	131.38
Insurance	17.43	20.20
Rent (including Lease Rent)	15.07	10.80
Rates and Taxes	49.31	30.88
Stationery, Printing, Postage and Telephone Expenses	18.59	16.72
Travelling and Conveyance	43.45	37.99
Legal and Professional charges	28.61	21.41
Bad debts written off	0.22	0.48
Provision for Bad & Doubtful Debts	0.48	0.10
Research contribution (including Expenses)	8.90	3.66
Donations (including Rs. 2.80 Crs contribution to General Electoral Trust)	30.64	12.64
Directors' Fee	0.04	0.04
Directors' Commission	12.50	10.00
Exchange Rate difference (Net)	-	1.26
Prior period Adjustments (Net)	-	3.14
Miscellaneous Expenses	112.96	88.17
	1,701.73	1,414.37
SCHEDULE 20		
INTEREST		
On Fixed Loans and Debentures	75.96	78.17
Other Interest	31.04	33.67
	107.00	111.84

SCHEDULE 21

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(A) Significant Accounting Policies:

1. **Accounting Concepts:**

   The financial statements are prepared under the historical cost convention (except for certain fixed assets which are revalued) on accrual basis, in accordance with the applicable mandatory Accounting Standards and as per the relevant provisions of the Companies Act, 1956.

2. **Fixed Assets:**

   Fixed assets are stated at cost (including other expenses related to acquisition and installation) less accumulated depreciation/amortisation adjusted by revaluation of certain fixed assets.

3. **Fixed Assets held for disposal:**

   Fixed assets held for disposal are stated at lower of net book value and net realisable value.

4. **Foreign Currency Transactions:**

   Foreign currency transactions are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities in foreign currency existing at balance sheet date are translated at year-end exchange. Exchange differences, including premium or discount on forward exchange contracts, arising till the commissioning of fixed assets, relating to borrowed funds and liabilities in foreign currency for acquisition of the fixed assets are adjusted to the cost of fixed assets. Premium or discount on forward exchange contract is amortised as expense or income over the life of the contract. All other exchange differences are recognised in profit and loss account.

5. **Financial Derivatives:**

   Financial Derivative instruments such as Swaps and Options, are used to hedge risks associated with fluctuations in foreign exchange and interest rates. The derivative contracts are closely linked with the underlying transactions and are intended to be held to maturity. The underlying transactions are recorded as per terms of the financial derivative contracts.

6. **Treatment of expenditure during construction period:**

   Expenditure during construction period is included under Capital Work in Progress and the same is allocated to the respective fixed assets on the completion of its construction.

7. **Investments:**

   Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made for permanent diminution if any in the value.

8. **Inventories:**

   Inventories are valued at the lower of cost and net realisable value except waste/scrap which is valued at net realisable value. The cost is computed on weighted average.

   Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Obsolete, defective and unserviceable inventories are duly provided for.

9. **Research and Development expenditure:**

   Revenue expenditure is charged to the profit and loss account and capital expenditure is added to the cost of fixed assets in the year in which it is incurred.

10. **Depreciation/Amortisation:**

    Depreciation/Amortisation charge is provided for on the following basis:

    a) On fixed assets (other than revalued assets) - on written down value method in respect of Viscose Staple Fibre Division Nagda, Engineering Division Nagda and erstwhile Bhiwani Textiles Mills, Bhiwani and on Straight Line Method in respect of assets of other Divisions including Power Plants at Nagda; applying the rates / useful life specified in Schedule XIV of the Companies Act, 1956, except as stated hereunder:

Asset	Estimated useful life
Leasehold Land	over the period of lease
Capital expenditure on assets not owned	5 years
Motor Cars	5 years
Computer Software	3 years

    Continuous process plants as defined in Schedule XIV have been classified on technical assessment and depreciation provided accordingly.

SCHEDULE 21(Contd.)

b) In respect of revalued fixed assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

c) In respect of fixed assets added/disposed of during the year on pro-rata basis with reference to the month of addition/deduction except in case of new projects where it is provided on the basis of days of use.

11. Impairment of Assets:

Carrying amount of assets is reviewed at each Balance Sheet date if there is indication of impairment based on the internal and external factors.

The assets are treated as impaired when the carrying amount of assets exceeds its recoverable amount and such impairment loss is charged to Profit & Loss account in the year in which such impairment is identified. The impairment loss recognised in prior accounting period(s) is reversed to the extent of decrease in the impairment loss.

12. Revenue Recognition:

Sales revenue is recognised on transfer of the significant risks and rewards of ownership of the goods to the buyer and stated at net of sales tax, VAT, trade discounts and rebates but includes excise duty. Income from services is recognised as the services are rendered, based on agreement/arrangement with the concerned parties. Dividend income on investments is accounted for when the right to receive the payment is established. Interest income is recognised on time proportion basis. Export incentives, certain insurance, railway and other claims, where quantum of accruals cannot be ascertained with reasonable certainty, are accounted on acceptance basis.

13. Employee Benefits:

a) Short term employee benefits and contribution to defined contribution plans are recognised as an expense on accrual at the undiscounted amount in the profit and loss account.

b) Post employment and other long term employee benefits are recognised as an expense, at the present value of the amounts payable determined using actuarial valuation techniques, in the profit and loss account for the year. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the profit and loss account.

c) Employees Stock Option Scheme: The intrinsic value of options granted under Employee Stock Option Scheme has been recognised as deferred compensation cost and amortised over the vesting period.

14. Government Grants:

Capital grants relating to specific assets are reduced from the gross value of the fixed assets and capital grants for Project Capital Subsidy are credited to Capital Reserve.

Revenue grants are credited to Profit and Loss account or deducted from the related expenses.

15. Borrowing Cost:

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such fixed assets are ready for its intended use and other borrowing costs are charged to Profit and Loss account.

16. Provision for Current and Deferred Tax:

Provision for current tax & fringe benefits tax is made on the basis of estimated taxable income and fringe benefits respectively for the current accounting period in accordance with the provisions of Income tax Act, 1961.

Deferred tax resulting from timing difference between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent there is a reasonable certainty that the deferred tax assets will be adjusted in future.

17. Mines Restoration Expenditure

The Company provides for the expenditure to restore the mines based on technical estimates by internal/ external specialists. The total estimate of restoration expenditure is apportioned over the estimated quantities of total mineral reserves and provision is made based on the minerals mined during the year.

18. Operating Leases:

Leases where significant portion of risk and reward of ownership are retained by the Lessor are classified as Operating Leases and lease rentals thereon are charged to Profit and Loss account.

19. Provisions / Contingencies

A provision is recognised when there is a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on best estimate of the amount required to settle the obligation at the Balance Sheet date. Contingent liabilities are not recognised and are disclosed in the Notes on Accounts.

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 21(Contd.)

(B) NOTES ON ACCOUNTS

			Rs.in Crores Previous Year
1.1	Contingent Liabilities not provided for in respect of :		
	a) Claims not acknowledged as debts (Net of tax Rs. 182.91 Crores, Previous year Rs. 190.54 Crores)	266.42	273.38
	b) Uncalled liability on quoted equity shares	-	30.41
	c) Custom duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of tax Rs. 0.28 Crores, Previous year Rs. 0.59 Crores)	0.43	0.89
	d) Custom duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs. 5.36 Crores (Previous year Rs. 5.68 Crores) is furnished.	10.81	10.81
1.2	Letter of Undertaking cum Indemnity, Corporate Guarantee given to Bank/FI for finance provided to subsidiary company	80.00	-
2	The Ministry of Textiles, vide its orders dated 30th June, 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.		
3	Estimated amount of Contracts remaining to be executed on capital account and not provided (net of Rs. 360.87 Crores advance paid , Previous year Rs. 760.71 Crores).	910.69	2,494.23

4 Land, Building and Plant & Machinery of some of the Units were revalued on 1st April, 1974, 1st April, 1980, 1st April, 1982 and 1st April,1985 by approved valuers on the basis of assessment about the then current value of the similar assets. As a result book value of such assets was increased by Rs. 116.40 Crores which had been transferred to Capital Reserve, out of which unamortised balance is Rs.3.60 Crores.

5 The Company has sold its total holding of 75816681 equity shares representing 53.63% of issued equity share capital of its subsidiary company, Shree Digvijay Cement Company Ltd.(SDCCL) at a price of Rs.42.50 per share to Cimpor Inversiones S.A.. Accordingly, SDCCL has ceased to be a subsidiary of the Company w.e.f. 25th March, 2008. Profit on Sale of Shares of SDCCL amounting to Rs 180.27 Crores is reported as extra ordinary item in Profit and Loss account.

6 In terms of Company's Shareholder's approval, the Textile Units at Bhiwani have been transferred w.e.f. 1st October, 2007 to a subsidiary, Grasim Bhiwani Textiles Limited on a going concern basis as slump sale, at a consideration of Rs. 83.16 Crores, based on independent valuer's report.

The financial statements of the Company for the year ended 31st March, 2008 do not include the figures of the erstwhile Textile Units at Bhiwani for a period of six months from 1st October, 2007 to 31st March, 2008. Impact of the same is not material on the Company's financial statements for the year ended 31st March, 2008.

7 During the year, the Company has invested Rs. 19.98 Crores for acquiring 30000 'A' Class equity shares of A V Cell Inc., Canada, a joint venture of the Company, resulting in increase in the Company's holding from 16.67% to 25%.

8 Advances recoverable in cash or in kind include:

a) Payments made to / on behalf of Bina Power Supply Co. Ltd. Rs. 9.34 Crores (Previous Year Rs.9.34 Crores), are intended to be adjusted against the value of the Equity Shares to be issued in the event of implementation of the related project after getting all regulatory approvals.

b) Advance to A V Nackawic Inc., Canada Rs 27.91 Crores against additional equity to be issued.

c) Payments made to employees by way of Loans and Advances in the nature of loan where no interest is charged or interest is charged at a rate less than the rate prescribed in Section 372A of the Companies Act,1956.

	Rs. in Crores
Outstanding as on 31st March, 2008	8.32
Maximum balance outstanding during the year	11.19

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 21(Contd.)

9 As required by Section 22 of The Micro, Small and Medium Enterprises Development Act, 2006 the following information is disclosed:

Sr. No.	Particulars	2007-08	Previous Year 2006-07
			Rs. in Crores
a)	i) Principal amount remaining unpaid at the end of the accounting year	2.63	—
	ii) Interest due on above	0.01	
b)	The amount of interest paid by the buyer along with amount of payment made to the suppliers beyond the appointed date	—	—
c)	The amount of interest accrued and remaining unpaid at the end of financial year	0.01	—
d)	The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding interest specified under this Act.	—	—
e)	The amount of further interest remaining due and payable in succeeding years, until such interest is actually paid	—	—

10 The following are included under other heads of expenses in the Profit and Loss account :

		2007-08	2006-07
i)	Stores and Spares Consumed	31.72	48.01
ii)	Power & Fuel	29.49	24.62
iii)	Repairs to Machinery	15.92	7.61
iv)	Repairs to Buildings	0.08	0.17
v)	Repairs to Other Assets	0.52	0.05
vi)	Salaries, Wages, Bonus & Gratuity	1.65	1.35
vii)	Contribution to Provident and Other Funds	0.10	0.07
viii)	Welfare Expenses	0.02	0.03
ix)	Insurance	0.02	0.04
x)	Royalty & Cess	89.43	84.59
xi)	Rates & Taxes	9.68	10.00
xii)	Ship Operation and Management charges	6.96	4.47
xiii)	Others	2.17	3.65

11 **Auditors' Remuneration**

		2007-08	2006-07
			Rs.
a)	Statutory Auditors:		
	Audit fee	2921360	2918240
	Tax audit fee	955060	673440
	For certification and other work	1154563	897920
	Reimbursement of expenses	163741	192173
b)	Branch Auditors:		
	Audit fee	4230354	3440156
	Tax audit fee	30337	19081
	For certification and other work	1335114	1142603
	Reimbursement of expenses	293649	169054
c)	Cost Auditors:		
	Audit fee	374159	435344
	For certification and other work	2360	6097
	Reimbursement of expenses	39517	31914

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 21(Contd.)

12 (a) **Whole-Time Directors' Remuneration * :**

		Rs. in Lakhs Previous Year
Salary	549.52	389.11
Contribution to Provident Fund & Other Funds	47.39	36.73
Perquisites	53.14	19.93
	650.05	445.77

* Excluding Contribution to Gratuity Fund.

(b) **Commission to directors other than Whole-Time Directors**	1,250.00	1,000.00

Computation of net profit in accordance with Section 198 of the Companies Act, 1956

	Rs. in Crores
Profit before tax and extra ordinary items as per profit and loss account	3,009.90
Add :	
Managerial Remuneration	6.50
Directors' Fee	0.04
Commission to directors other than whole-time directors	12.50
	3,028.94
Less :	
Write-back of provision for dimunition in value of loans	45.68
Profit on Sale of Current Investments (Net)	72.40
	118.08
Net Profit	2,910.86
Commission	
- Amount	12.50
- Percentage to net profit	0.43%

13 **Earnings per share:**

Net profit for the period from ordinary activities attributable to equity shareholders	Rs. in Crores	2,047.57	1535.81
Net profit for the period (after extra ordianry items) attributable to equity shareholders	Rs. in Crores	2,232.60	1535.81
Weighted average number of equity shares outstanding	Numbers	91689485	91689485
Weighted average Potential Equity Shares on exercise of option	Numbers	29813	—
(A) **Basic earnings per share (face value of Rs.10 each)**			
From ordinary activities	Rs.	223.32	167.50
After extra ordinary items	Rs.	243.49	167.50
(B) **Diluted earnings per share (face value of Rs.10 each)**			
From ordinary activities	Rs.	223.24	167.50
After extra ordinary items	Rs.	243.42	167.50

14 **Deferred Tax Assets and Liabilities as on 31st March, 2008 are as under:**

		Rs. in Crores
Deferred Tax Assets:		
Accrued Expenses deductible on payment basis	40.10	30.62
Expenses allowable in installments in Income Tax	7.24	8.35
Others	0.42	7.69
	47.76	46.66
Deferred Tax Liabilty :		
Accumulated Depreciation	654.63	629.21
Net Deferred Tax Liability	606.87	582.55

SCHEDULE 21(Contd.)

15 Details of Company's interest in its Joint Ventures, having Joint Control , as per the requirement of AS-27 on Financial Reporting of Interest in Joint Ventures is as under :

Rs. in Crores

	Particulars	Idea Cellular ,Ltd.	Birla Jingwei Fibres Company Ltd.	Birla Lao Pulp & Plantation Company Ltd.	AV Cell Inc., Canada	AV Nackawic Inc., Canada
	% Share Held	6.49%	31.00%	40.00%	25.00%	45.00%
a	Assets	832.46	103.09	16.22	67.87	246.98
b	Liabilities	598.14	30.25	0.17	39.80	189.53
c	Income	448.99	113.75	0.28	89.44	269.69
d	Expenses	376.64	106.52	1.76	87.93	285.60

16 **Retirement Benefits**

The Company has been recognising, accruing and accounting the Retirement Benefits as per the erstwhile Accounting Standard AS-15 on " Retirement Benefits" till 31st March, 2007.

The Institute of Chartered Accountants of India (ICAI) had revised AS-15 on "Employees Benefits" and had made it mandatory from the accounting periods commencing on or after 7th December, 2006. Accordingly the Company has decided for adoption of revised AS-15 w.e.f. 1st April , 2007.

In accordance with the transitional provisions of revised AS 15, the incremental liability at the beginning of the current financial year amounting to Rs 0.19 Crores (net of tax of Rs 0.10 Crores) in respect of Gratuity and Rs 9.57 Crores (net of tax of Rs 4.93 Crores) in respect of compensated absence has been adjusted against General Reserve.

A Defined Benefit Plans :

a) Gratuity: The employees' gratuity fund scheme is managed by a Trust. The present value of obligation is determined based on actuarial valuation using the projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up final obligation.
The amount recognised in respect of gratuity (funded by the Company) is as under:

		Rs. in Crores Current Year
(i)	Present value of the funded defined benefit obligation at the end of the period	174.20
	Fair value of plan assets	139.88
	Net Liability / (Assets)	34.32
(ii)	The amounts recognized in salary, wages and employee benefits in the Profit and Loss account as follows in respect of gratuity :	
	Current service cost	9.41
	Interest on defined benefit obligations	12.53
	Expected return on plan assets	(10.71)
	Net Actuarial (gain) / loss recognised during the period	23.88
	Net Cost	35.11
	Less: Capitalised as pre-operative expenses in respect of Projects	0.33
	Net charge to Profit and Loss account	34.78
(iii)	**Actual return on plan assets**	
	Expected return on plan assets	10.71
	Actuarial gain / (loss) on plan assets	2.96
	Actual return on plan assets	13.67

SCHEDULE 21(Contd.)

	Rs. in Crores Current Year
(iv) Reconciliation of present value of the obligation and the fair value of the plan assets:	
Opening defined benefit obligation as on 1st April, 2007	149.02
Current service cost	9.41
Interest cost	12.53
Actuarial (gain) / loss	26.84
Extinguished liability (on transfer of Textile Units at Bhiwani to a subsidiary)	(10.55)
Benefits paid	(13.05)
Closing defined benefit obligation as on 31st March, 2008	174.20
(v) Change in fair value of the plan assets	
Opening fair value of the plan assets	148.73
Expected return on plan assets	10.71
Actuarial (gain) / loss	2.96
Extinguished liability (on transfer of Textile Units at Bhiwani to a subsidiary)	(10.55)
Contributions by the employer	1.08
Benefits paid	(13.05)
Closing fair value of the plan assets	139.88
(vi) Experience Adjustments	
Defined benefit obligation	174.20
Plan assets	139.88
Surplus / (Deficit)	(34.32)
Experience adjustment on plan liabilities	10.69
Experience adjustment on plan assets	2.96
(vii) Investment details of plan assets	
Government of India Securities	38%
Corporate Bonds	21%
Insurer Managed Fund	52%
Others (Net of current liabilities of Rs 18.53 Crores on account of amount to be transferred due to transfer of Textile Units at Bhiwani and gratuity payable in respect of retired / resigned employees during the year)	-11%
Total	100%

(viii) There are no amounts included in the fair value of plan assets for:

i) Company's own financial instrument

ii) Property occupied by or other assets used by the Company

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

(xi) Principal actuarial assumptions at the Balance Sheet date (31st March, 2008)	
Discount rate	7.75%
Estimated rate of return on plan assets	7.50%
The estimates of future salary increases are considered taking into account inflation, seniority, promotion and other relevant factors.	8.00%

Since this is the first year of implementation of Revised AS-15, the previous year figures are not given.

b) The obligation for compensated absence is recognised in the same manner as gratuity, amounting to Rs. 9.09 Crores for the year ended 31st March, 2008.

SCHEDULE 21(Contd.)

B Defined Contribution Plans -

Amount recognized as expense and included in the Schedule 18 - "Contribution to Provident & Other Funds - Rs 34.76 Crores.

17 Under the Employee Stock Option Scheme 2006 (ESOS - 2006), the Company has granted 218140 Options to its eligible employees in Two Tranches, the details of which are as follows:

(A) **Employee Stock Option Scheme:**

Particulars	Tranche I	Tranche II
No. of Options	201530	16610
Method of Accounting	Intrinsic Value	Intrinsic Value
Vesting Plan	Graded Vesting - 25% every year	Graded Vesting - 25% every year
Exercise Period	5 Years from the date of Vesting	5 Years from the date of Vesting
Grant Date	23rd August, 2007	25th January, 2008
Grant Price (Rs. Per Share)	1928	2885
Market Price on the date of Grant of Option (Rs.)	2728	2885

(B) **Movement of Options Granted:**

	2007-08
Options Outstanding at beginning of the year	—
Granted during the year	218140
Exercised during the year	—
Lapsed during the year	—
Options Outstanding at the end of the year	218140
Options unvested at the end of the year	218140
Options exercisable at the end of the year	—

(C) **Fair Valuation:**

The fair value of options used to compute proforma net income and earnings per equity share has been done by an independent firm of Chartered Accountants on the date of grant using Black-Scholes Model.

The Key assumptions in Black-Scholes Model for calculating fair value as on the date of grant are:

1) Risk Free Rate — 7.78 %
2) Option Life — Vesting Period (1 Year) + Average of exercise period
3) Expected Volatility — Tranche I : 33%, Tranche II : 36%
4) Expected Growth in Dividend — 2.38%

The weighted average fair value of the option, as on date of grant, works out to Rs 1298 per stock option.

Had the compensation cost for the stock options granted under ESOS 2006 been determined, based on fair-value approach, the Company's net profit and earnings per share would have been as per the proforma amounts indicated below:

Rs. in Crores

Particulars	2007-08	
	(Before extra ordinary items)	(After extra ordinary items)
Net Profit (As Reported)*	2,047.57	2,232.60
Add: Compensation Expenses under ESOS included in the Net Profit	4.90	4.90
Less: Compensation Expenses under ESOS as per fair value	8.23	8.23
Net Profit (fair value basis)	2,044.24	2,229.27
Basic Earning per Share (As Reported) - Rs. / Share	223.32	243.49
Basic Earning per Share (Fair value basis) - Rs. / Share	222.95	243.13
Diluted Earning per Share (As Reported) - Rs. / Share	223.24	243.42
Diluted Earning per Share (Fair value basis) - Rs. / Share	222.88	243.05

SCHEDULE 21(Contd.)

18 **Segment Reporting**

a. **Primary Segment Reporting (by business segment)**

1 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	—	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	—	Caustic Soda & Allied Chemicals
Cement	—	Grey & White Cement
Sponge Iron	—	Sponge Iron
Textiles	—	Fabrics & Yarn

2 Inter-segment transfers of independent marketable products are at market rates.

3 Information about Business Segments (For the Current Year 2007-2008) :

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Eliminations	Total Company
A		REVENUE							
	1a	Gross Sales (External)	3,142.15	309.85	6,839.38	1,095.49	164.69		11,551.56
	1b	Gross Sales (Inter-segment)	41.76	164.61	2.20		0.19	(208.76)	—
		Total Gross Sales	3,183.91	474.46	6,841.58	1,095.49	164.88	(208.76)	11,551.56
	2a	Other Income	81.10	15.60	44.39	14.59	11.07	(0.89)	165.86
	2b	Unallocated Corporate Other Income							211.98
		Total Other Income	81.10	15.60	44.39	14.59	11.07	(0.89)	377.84
	3	Total Revenue	3,265.01	490.06	6,885.97	1,110.08	175.95	(209.65)	11,929.40
B		RESULTS							
	1	Segment Result (PBIT)	1,012.02	114.01	1,677.64	125.55	(0.72)		2,928.50
	2	Unallocated Corporate Income/(Expenses)							142.72
	3	Interest Expense							(107.00)
	4	Profit before Exceptional Items & Tax							2,964.22
	5	Exceptional Items: Write back of prov. for diminution in value of Investment							45.68
	6	Profit Before Tax from Ordinary Activities							3,009.90
	7	Provision for Current Tax							(952.71)
	8	Deferred Tax							(9.62)
	9	Profit after Tax from Ordinary Activities							2,047.57
	10	Extra Ordinary Items							
		Profit on transfer of Textile unit at Bhiwani							4.76
		Profit on Sale of shares of subsidiary co.							180.27
	11	Net Profit for the period							2,232.60
C		OTHER INFORMATION							
	1	Segment Assets	1,955.46	354.40	6,586.40	532.17	28.72		9,457.15
	2	Unallocated Corporate Assets							4,636.68
	3	Total Assets							14,093.83
	4	Segment Liabilities	273.53	22.26	1,127.13	73.33	5.56		1,501.81
	5	Unallocated Corporate Liabilities							4,451.31
	6	Total Liabilities							5,953.12
	7	Capital Expenditure	350.75	47.27	2,462.62	14.45	15.90		2,890.99
	8	Unallocated Corporate Capital Expenditure							6.63
	9	Total Capital Expenditure							2,897.62
	10	Depreciation & Amortisation	85.09	24.04	198.69	34.33	7.00		349.15
	11	Unallocated Corporate Depreciation & Amortisation							4.12
	12	Total Depreciation & Amortisation							353.27
	13	Significant Non Cash Expenses other than Depreciation & Amortisation							4.90

SCHEDULE 21(Contd.)

Information about Business Segments (For previous year 2006-2007) :

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Eliminations	Total Company
A	REVENUE							
1a	Gross Sales (External)	2,407.90	217.39	5,810.08	877.29	260.05	—	9,572.71
1b	Gross Sales (Inter-segment)	41.88	145.90	1.03	—	0.46	(189.27)	—
	Total Gross Sales	2,449.78	363.29	5,811.11	877.29	260.51	(189.27)	9,572.71
2a	Other Income	42.47	16.13	40.59	18.24	19.47	(0.43)	136.47
2b	Unallocated Corporate Other Income							145.29
	Total Other Income	42.47	16.13	40.59	18.24	19.47	(0.43)	281.76
3	Total Revenue	2,492.25	379.42	5,851.70	895.53	279.98	(189.70)	9,854.47
B	RESULTS							
1	Segment Result (PBIT)	638.42	60.05	1,448.21	50.39	(4.63)		2,192.44
2	Unallocated Corporate Income / (Expenses)							108.66
3	Interest Expense							(111.84)
4	Profit before Exceptional Items & Tax							2,189.26
5	Exceptional Items:							
	Write back of prov. for diminution in value of Loan			37.10				37.10
6	Profit Before Tax from Ordinary Activities							2,226.36
7	Provision for Current Tax							(692.38)
8	Deferred Tax							1.83
9	Net Profit for the Period							1,535.81
C	OTHER INFORMATION							
1	Segment Assets	1,440.95	326.94	3,894.38	594.03	168.79		6,425.09
2	Unallocated Corporate Assets							4,789.12
3	Total Assets							11,214.21
4	Segment Liabilities	230.23	22.45	817.70	41.82	42.62		1,154.82
5	Unallocated Corporate Liabilities							3,829.35
6	Total Liabilities							4,984.17
7	Capital Expenditure	203.67	98.82	1,296.87	18.20	41.76		1,659.32
8	Unallocated Corporate Capital Expenditure							1.40
9	Total Capital Expenditure							1,660.72
10	Depreciation & Amortisation	73.89	20.53	174.77	34.71	9.18		313.08
11	Unallocated Corporate Depreciation & Amortisation							4.83
12	Total Depreciation & Amortisation							317.91
13	Significant Non Cash Expenses other than Depreciation & Amortisation							

b. **Secondary Segment Reporting (by geographic segment) - Being insignificant, not given.**

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 21(Contd.)

19 **Related Party Transactions :**

a. Parties where control exists -

<u>Subsidiaries:</u>

Sun God Trading And Investments Ltd.
Samruddhi Swastik Trading And Investments Ltd.
Shree Digvijay Cement Company Ltd.
UltraTech Cement Ltd.
Dakshin Cements Ltd.
UltraTech Ceylinco (Pvt) Ltd.
Harish Cement Ltd.
Grasim Bhiwani Textiles Ltd.

b. Other Related Parties with whom transactions have taken place during the year :

<u>Joint Ventures :</u>

Idea Cellular Ltd.
AV Cell Inc., Canada
A V Nackawic Inc., Canada
Birla Jingwei Fibres Co. Ltd., China
Birla Lao Pulp & Plantations Company Ltd., Laos

<u>Associate :</u>

Aditya Birla Science & Technology Company Ltd.

<u>Key Management Personnel:</u>

i) Shri Shailendra K. Jain, Whole-Time Director
Relatives of Shri Shailendra K. Jain :
— Smt. Niharika Jain, Wife
— Shri Suvvrat Jain, Son
— Shri Devavrat Jain, Son

ii) Shri D D Rathi, Whole-Time Director
Enterprise where significant influence exists:
— Vishal Industries and Chemicals Pvt. Ltd.

c. **Nature of Transactions**

Rs. in Crores

	Particulars	Subsidiaries	Joint Ventures	Associate	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	50.08	Nil	Nil	Nil	Nil	Nil	50.08
		215.83	*0.01*	*Nil*	*Nil*	*Nil*	*Nil*	*215.84*
2.	Interest and other Income Received / Receivable	47.55	Nil	0.38	Nil	Nil	Nil	47.93
		2.16	*Nil*	*Nil*	*0.01*	*Nil*	*Nil*	*2.17*
3.	Purchases of goods / Payment for other services	65.06	143.02	5.18	6.50	0.06	0.01	219.83
		313.01	*123.94*	*Nil*	*4.46*	*0.06*	*0.01*	*441.48*
4.	Finance Provided	57.40	Nil	6.63	Nil	Nil	Nil	64.03
		173.49	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*173.49*
5.	Repayment against Finance Provided	0.62	Nil	Nil	Nil	Nil	Nil	0.62
		65.41	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*65.41*
6.	Interest paid	Nil	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
7.	Dividend Received	Nil	Nil	Nil	Nil	Nil	Nil	Nil
		33.62	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*33.62*
8.	Sale of Fixed Assets	0.18	0.01	Nil	Nil	Nil	Nil	0.19
		0.29	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*0.29*
9.	Purchase of Fixed Assets	5.74	Nil	Nil	Nil	Nil	Nil	5.74
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
10.	Outstanding Balances as on 31st March :							
	Investments (Debentures)	33.72	Nil	Nil	Nil	Nil	Nil	33.72
		65.70	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*65.70*
	Debtors	4.82	Nil	Nil	Nil	Nil	Nil	4.82
		0.61	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*0.61*
	Loans & Advances	408.52	27.96	10.26	0.11	Nil	1.60	448.45
		374.26	*Nil*	*3.63*	*0.11*	*Nil*	*1.60*	*379.60*
	Creditors	4.21	Nil	Nil	Nil	Nil	Nil	4.21
		30.47	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*30.47*
	Unsecured Loan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
11.	Guarantees and Collaterals	80.00	Nil	Nil	Nil	Nil	Nil	80.00
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*

Note: Previous Year figures are given in italics

SCHEDULE 21(Contd.)

20 **Disclosure of Derivative Instruments**

(i) Derivative Instruments (for hedging foreign currency exposure) as on 31st March 2008:

(In Mln.)

Particulars	Purpose	Currency	Current Year	Previous Year	Cross Currency
A. Forward Contracts	Exports	USD	5.00	—	INR
	Import	USD	—	2.00	INR
		JPY	—	127.10	INR
	Buyers Credit	USD	13.55	—	INR
		JPY	1,043.88	995.71	INR
		Euro	0.70	—	INR
	Capital Imports	USD	5.06	11.60	INR
		JPY	—	496.40	USD
		Euro	11.28	18.34	USD
B. Options	Buyers Credit	USD	5.50	—	INR
	Capital Imports	USD	—	19.50	INR
		Euro	3.50	4.00	USD
C. Currency & Interest Rate Swaps	ECB	USD	75.00	75.00	INR
		JPY	31,615.20	27,229.00	INR
	Buyers Credit	JPY	3,179.84	—	INR

(ii) Unhedged Foreign Currency Exposure as on 31.03.2008

(In Mln.)

Type of Exposure	Purpose	Currency	Current Year	Previous Year	Cross Currency
A. Exposure in USD	Buyers Credit	USD	4.71	—	INR
	Imports	USD	7.12	3.02	INR
B. Exposure in Crosses	Buyers Credit	JPY	236.50	—	INR
	Imports	Euro	0.17	0.58	INR
		JPY	0.21	—	INR

Rs. Crores

21 Provisions made for Mines closure/ restoration	Current Year	Previous Year
Opening Balance	0.12	—
Add: Provision made during the year	0.13	0.12
Less: Utilised during the year	—	—
Closing Balance during the year	0.25	0.12

22 All the amounts in rupees have been rounded off to Rupees Crores with lacs in decimals as approved under Section 211 (1) of the Companies Act, 1956 vide approval letter No.3/62/81-CL-VI dated 03-09-1981 of the Government of India, Ministry of Law, Justice and Company Affairs. Figures of Rs.50,000 or less have been shown at actuals in brackets.

23 Previous year's figures have been regrouped and rearranged whereever necessary to conform to this year's classification.

24 Additional information required under Part II of Schedule VI to the Companies Act, 1956 is as per Schedule 22.

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 22

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

1. CAPACITY & PRODUCTION

	Products	Unit	Licensed/ Registered* Capacity		Installed Capacity		Production# (Quantity)	
			2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
1.	Viscose Staple Fibre/Polynosic/ HWM/ /Hi-Performance/ Speciality Fibre	Tonne	393500	325750	333975	270100	279901	246833
2.	Sulphuric Acid (Captive & Intermediate Products)	Tonne	396070	298070	222295	191750	231216	213442
3.	Carbon-di-Sulphide (Captive & Intermediate Products)	Tonne	78865	67615	52610	42915	50109	45179
4.	Rayon Grade Pulp	Tonne	72000	72000	70000	70000	73648	73231
5.	Rayon Grade Caustic Soda	Tonne	258000	258000	258000	258000	188537	136685
6.	Stable Bleaching Powder	Tonne	45000	45000	15000	15000	21583	20855
7.	Man-Made Fibre Fabrics @	Mtr. (in 000's)	Looms	600 Looms	Looms	146 Looms	8413	15179
8.	Man-Made Fibre Yarn @	Kg. (in 000's)	25000 Spindles	117500 Spindles	8832 Spindles	44064 Spindles	5382	8211
9.	Cement	Tonne	19654290	18354356	16750000	13115290	15363809	14417941
10.	Ready Mix Concrete	Cu. Mtr.			5593056	2303100	1953323	1421647
11.	White Cement	Tonne	475000	475000	475000	475000	407882	364649
12.	Putty	Tonne			200000	200000	115868	74561
13.	Industrial Machinery	Tonne	25000	25000	15950	15950	##	##
14	Poly Aluminium Chloride	Tonne	66000	66000	36000	36000	31405	25621
15	Chloro Sulphonic Acid	Tonne	49500	49500	16500	16500	17713	14756
16	Sponge Iron	Tonne	2500000	900000	900000	900000	562000	525183

Notes:

(a) * Registered capacities are those capacities for which registrations are granted pursuant to the schemes of delicensing.

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) # Includes third party processing

(d) Installed capacities indicated above include those vested in the Company consequent to the Scheme of arrangement. Necessary applications have been submitted to obtain endorsement of the name of the Company.

(e) ## Quantitative data can not be given as production represents fabrication, machining, etc. against individual orders for made to order machines/ equipment.

(f) @ Capacities of erstwhile textile units at Bhiwani transferred to GBTL w.e.f 1/10/2007. Man-made Fibre yarn capacities shown for 2007-08 pertain to Vikram Wollens unit of the Company.

SCHEDULE 22 (Contd.)

2. TURNOVER AND STOCKS

(Value Rs. in Crores)

	Products	Unit	Turnover				Stock					
			2007-08		2006-07		As on 31.3.2008		As on 31.3.2007		As on 31.3.2006	
			Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value
1.	Viscose Staple Fibre	Tonne	266801 2980*	3014.12	246540 4185*	2263.12	13647	113.67	3527	24.07	6944	41.27
2.	Rayon Grade Pulp	Tonne	73289*		74235*		1641	3.96	1282	2.88	2286	4.83
3.	Rayon Grade Caustic Soda	Tonne	93710 93646*	175.48	60355 77322*	113.38	3894	4.76	2713	3.39	2600	3.53
4.	Stable Bleaching Powder	Tonne	21641	20.82	20652	21.68	441	0.32	499	0.38	296	0.23
5.	Man-Made Fibre Fabrics #	(000' Mtr.) (000' Mtr.)	8956 17*	103.16	16441 38*	185.54	-	-	1909	18.65	1819	18.30
6.	Man-Made Fibre Yarns #	Kg. (in 000's)	3360 1934*	60.92	5087 3113*	73.91	99	1.91	455	6.35	445	6.06
7.	Industrial Machinery	Tonne		18.76		15.03						
8.	Poly Aluminium Chloride	Tonne	29112 919*	25.99	24952 826*	23.08	2695	2.77	1321	1.27	1479	1.32
9.	Chlorosulphonic Acid	Tonne	17707	18.16	14872	9.80	77	0.06	71	0.04	187	0.12
10.	Cement	Tonne	15129402 482060*	5721.46	14849228 438889*	5026.68	162924	40.28	174073	38.50	129832	23.22
11.	Ready Mix Concrete	Cu. Mtr.	1950952 2519*	530.30	1424061	352.32	-	-	-	-	-	-
12.	White Cement	Tonne	371276 25019*	302.04	350889 16278*	266.84	20038	10.14	8451	4.16	10969	4.37
13.	Putty	Tonne	113894 71*	264.45	71822 52*	164.60	6881	7.04	4978	5.54	2291	2.60
14.	Sponge Iron	Tonne	557187	1021.24	571127	842.56	12598	21.16	7785	11.01	53729	52.46
15.	Others @			274.66@		214.17@		10.15		3.47		3.34
				11551.56		9572.71		216.22		119.70		161.65

Notes:

1. * Inter-Divisional transfers / Captive Consumption
2. @ Includes Service Income Rs. 8.16 Crores (Previous Year Rs.9.29 Crores), Tax deducted at source Rs. 0.90 Crore (Previous Year Rs. 1.49 Crore).
3. # Stock Transfer on account of transfer of textile units at Bhiwani - Man made fabrics -2428, Yarn - 444

SCHEDULE 22 (Contd.)

3. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS: (Value Rs. in Crores)

		Unit	2007-08		2006-07	
			Quantity	Value	Quantity	Value
a)	Raw Materials Consumed:					
	Pulp Wood	Tonne	224622	93.94	223316	90.74
	Dissolving Pulp	Tonne	210679	809.63	176288	618.64
			73330*		74235*	
	Caustic Soda	Tonne	69837	117.86	65999	119.32
			90186*		73478*	
	Sulphur	Tonne	124664	162.68	121924	53.93
	Salt	Tonne	302477	35.09	224126	23.23
	Hydrated Lime	Tonne	16463	5.43	15895	4.98
	Man-made Fibre Yarn	Kg.(in 000's)	1366	21.76	2003	33.08
			2899*		1360*	
	Cotton/ Man-made Fibres	Kg.(in 000's)	3036	20.81	4304	33.22
			1876*		4170*	
	Lime Stone	Tonne	17179919	150.48	16470965	142.46
	Clinker	Tonne	77550	14.65	27790	15.29
			935840*		905417*	
	Gypsum	Tonne	704433	72.77	727913	71.73
	Fly Ash	Tonne	2365533	106.13	1641418	81.72
			8321*			
	Laterite, Hametite etc	Tonne	636813	45.67	591230	29.70
	Steel Plates, Sheets etc.	Tonne	1108	6.56	1323	6.13
	Natural Gas	SMQ('000)	152613	109.64	159149	128.47
	Naptha	Tonne	25755	84.55	22620	63.87
	Propane	Tonne	18591	61.22	6790	20.85
	Iron Ore Pellets	Tonne	162000	86.28	236681	125.35
	Iron Ore Lumps	Tonne	716065	363.65	563344	225.50
	Others			460.13		330.93
				2,828.93		2,219.14
	* Consumption of own Production					
b)	Purchase of Finished Goods:					
	Fabrics	Mtr.(in 000's)	1079	15.92	1389	21.16
	Cement	Tonne	236504	79.41	914418	292.99
	Ready Mix Concrete	Tonne	148	0.04	2414	0.60
	Caustic Soda Lye	Tonne	—	—	1105	2.06
	Viscose Staple Fibre	Tonne	—	—	476	3.54
	Others			2.03		0.81
				97.40		321.16
c)	Imports at CIF Value :					
	Raw Materials			563.86		539.00
	Finished Goods			—		—
	Spare Parts, Components & Coal			272.34		189.37
	Capital Goods			558.82		154.97

SCHEDULE 22 (Contd.)

d) Total Value of Raw Materials, Stores, Spare Parts and Components consumed:

(Value Rs. in Crores)

	Raw Materials				Stores, Spare parts, Components etc.			
	2007-08		2006-07		2007-08		2006-07	
	Value	%	Value	%	Value	%	Value	%
Imported	603.07	21.32	595.34	26.83	50.48	9.80	56.24	11.46
Indigenous	2225.86	78.68	1623.80	73.17	464.46	90.20	434.39	88.54
	2828.93	100.00	2219.14	100.00	514.94	100.00	490.63	100.00

4. EXPENDITURE IN FOREIGN CURRENCY	2007-08	2006-07
i) Technical know-how and Services	16.28	7.28
ii) Professional and Consultancy Fees	1.82	5.64
iii) Interest and Commitment Charges on Foreign Currency Loans/Debentures	14.55	8.32
iv) Others	7.01	5.32

5. EARNINGS IN FOREIGN EXCHANGE:	2007-08	2006-07
i) Export of Goods - On F.O.B basis	377.81	272.90
ii) Technical Know-how & Service charges	0.38	0.44
iii) Interest and Dividend	8.58	7.27
iv) Others	0.09	0.07

6. DIVIDEND TO NON-RESIDENT SHAREHOLDERS :

Year	No. of Shareholders	No. of Shares held	Amount of dividend remitted (Rs. in lacs)
For FY 2004-05	5266	35178152	5,628.51#
For FY 2005-06	5284	32641132	6,528.22#
For FY 2006-07 (interim)	5374	34997629	9,624.35#

Includes dividend sent to Bankers / Mandatees of Non-Resident Shareholders as under:

	Rs. in lacs
For FY 2004-05	5,203.80
For FY 2005-06	5,997.83
For FY 2006-07 (interim)	8,895.32

Signatures to Schedules '1' to '22'

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2008

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet abstract and General Business Profile

1 Registration Details

Registration No. 10-00410 State Code 10

Balance Sheet Date 31-03-08

2 Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

3 Position of Mobilisation and Development of funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
140938405	140938405

Sources of Funds :

Paid up Capital	Reserves & Surplus
916895	80441327
Secured Loans	**Unsecured Loans**
23503998	8514651

Application of Funds :

Net Fixed Assets	Investments
70539677	40807863
Net Current Assets	**Miscellaneous Expenditure**
8147014	NIL
Accumulated Losses	
NIL	

4 Performance of the Company (Amount in Rs. Thousands)

Turnover	Total Expenditure
115515629	87212145
+ - Profit / (Loss) before Tax	**+ - Profit / (Loss) after Tax**
30098926	22326014
Earnings per Share (Rs.)	**Dividend Rate (%)**
223.32	300.00

5 Generic names of three principal products / services of the Company (As per monetary terms)

a) Item Code No. 550410-00

Product Description STAPLE FIBRE

b) Item Code No. 252329-01

Product Description GREY PORTLAND CEMENT

c) Item Code No. 720310-00

Product Description SPONGE IRON

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2008

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH,2008

Rs. in Crores

		Current Year		Previous Year	
A.	**Cash Flow from Operating Activities**				
	a. Net profit before tax and exceptional item	2,964.22		2,189.26	
	Adjustment for :				
	Depreciation	353.27		317.91	
	Interest expenses	107.00		111.84	
	Interest Income	(81.96)		(31.84)	
	Dividend Income	(83.81)		(81.43)	
	Provision for Bad and Doubtful debts	0.48		—	
	Employee Compensation Expenses under ESOP	4.90		—	
	Profit/Loss on sale of Fixed Assets (Net)	(20.99)		(4.62)	
	Profit on sale of Long Term Investment (Net)			(2.70)	
	Profit on sale of Current Investments (Net)	(72.40)		(49.41)	
	b. Operating profit before working capital changes	3,170.71		2,449.01	
	Adjustments for :				
	Trade and other receivables	(380.31)		(314.56)	
	Inventories	(214.94)		(73.41)	
	Assets Held for Disposal	10.19		(1.57)	
	Trade Payables	425.24		306.17	
	c. Cash generated from Operations	3010.89		2365.64	
	Direct Taxes Paid (Net)	(919.86)		(632.97)	
	Cash from operating activities				
	Net Cash from Operating Activities		2,091.03		1,732.67
B.	**Cash Flow from Investing Activities**				
	Purchase of fixed assets	(2,820.77)		(1,660.72)	
	Sale of fixed assets	18.22		62.52	
	Purchase of Investments	(276.97)		(836.28)	
	Sale of Investments	471.23		95.40	
	Loans & Advances to Joint Ventures, Subsidiaries & others	(67.16)		93.82	
	Interest received	81.96		32.60	
	Dividend received	83.81		81.43	
	Net Cash from / (used in) investing activities before Extra Ordinary Items	(2,509.68)		(2,131.23)	
	Extra Ordinary Items				
	- Sales proceeds from sale of shares of subsidiary - Shree Digvijay Cement Company Limited.	298.00			
	- Proceeds on transfer of Textile Units at Bhiwani	83.16		—	
	Net Cash from / (used in) investing activities		(2,128.52)		(2,131.23)
C.	**Cash Flow from Financing Activities**				
	Proceeds from borrowings	674.21		1293.61	
	Repayments of borrowings	(438.23)		(346.06)	
	Interest paid	(169.62)		(109.39)	
	Dividends paid	(17.75)		(417.73)	
	Corporate dividend tax	—		(61.07)	
	Net Cash from / (used in) financing activities		48.61		359.36
	Net increase/(Decrease) in Cash and Cash equivalent		11.12		(39.20)
	Cash and Cash equivalent at beginning of the year		116.38		155.58
	Less : Cash balance of Textile Units at Bhiwani transferred		0.03		
	Cash and Cash equivalent at the end of the year		127.47		116.38
	(Cash and cash equivalent represent Cash and Bank balances)				

Note : Previous year figures have been regrouped/recast wherever necessary

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2008

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

	Name of the Subsidiary Company	Dakshin Cements Limited #	Grasim Bhiwani Textiles Limited	Harish Cement Limited	Samruddhi Swastik Trading And Investments Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited*	UltraTech Ceylinco Private Limited #
1	Financial year of the Subsidiary ended on	31.03.2008	31.03.2008	31.03.2008	31.03.2008	31.03.2008	31.03.2008	31.03.2008
2	Holding Company's Interest							
	i) Equity Shares of Rs.10 each							
	a) Number of Shares Fully paid	50,000	20,040,000	50,000	65,00,000	49,000	67689068	40,000,000
	b) % Share held by Grasim Industries Limited and its Subsidiaries	100%	99.95%	100%	100%	100%	54.38%	80%
	ii) 15% Redeemable Cumulative Preference Shares							
	a) Number of Shares (Face Value Rs.100 each) Fully Paid up	-	-	-	-	100	-	-
	b) % Share held by Grasim Industries Limited and its Subsidiaries	-	-	-	-	100%	-	-
		Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs
3	Net aggregate amount of Profit/(Losses) of the Subsidiary, so far as they concern members of Grasim Industries Limited							
	i) For the Financial Year of Subsidiary							
	a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL	NIL	NIL	-	152.26
	b) Not dealt with in the accounts of the Holding Company	NIL	(468.34)	NIL	283.89	NIL	54,793.83	165.75
	ii) For the previous Financial years of the Subsidiary since it became the holding Company's Subsidiary							
	a) Dealt with in the accounts of the Holding Company	NIL	NA	NIL	NIL	NIL	4253.33	366.23
	b) Not dealt with in the accounts of the Holding Company	NIL	NA	NIL	761.72	NIL	49,928.81	312.23
4	As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212(5) of the Companies Act, 1956, is not applicable.	NA	NA	NA	NA	NA	NA	NA
	Changes in the interest of the Holding Company between the end of the subsidiary's financial year and 31st March, 2008							
	Number of shares acquired							
	Material changes between the end of the subsidiary's financial year and 31st March, 2008							
	a) Fixed assets (net additions)							
	b) Investments (Net)							
	c) Moneys lent by the subsidiary							
	d) Moneys borrowed by the subsidiary company other than for meeting current liabilities							

The Ministry of Company Affairs, Government of India, New Delhi vide its order issued under section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the accounts of subsidiaries of the Company. However, annual accounts of the subsidiary companies and the related detailed information will be made available to the investors of the company and the subsidiaries of the Company seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

* % shareholding includes 6.01% shares held by Samruddhi Swastik Trading and Investments Limited, a subsidiary of the Company and accordingly profit/(losses) dealt with & not dealt with in the accounts of holding company figures are on the basis of combined

\# Subsidiary Companies of UltraTech Cement Limited

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Place : Mumbai
Date: 29th April, 2008

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

Particulars of Subsidiary Companies as required by order no. 47/207/2008-CL-III dated 24th April 2008 of Ministry of Company Affairs, Government of India, issued under section 212 (8) of the Companies Act, 1956 for the financial year 2007-08 are as follows :-

(Rs. Crores unless otherwise stated)

	Name of the Subsidiary Company	Dakshin Cements Limited	Grasim Bhiwani Textiles Limited	Harish Cement Limited	Samruddhi Swastik Trading And Investments Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited	UltraTech Ceylinco (Private) Limited	
								(Sri Lankan Rs. Crores)	(Rs. Crores)
(a)	Share Capital (Equity and Preference)	0.05	20.05	0.05	6.50	0.05	124.49	50.00	18.51
(b)	Share Capital Suspense						-		
(c)	Reserves & Surplus (net of debit balance of profit & loss account)	-	35.32		10.45	-	2,571.73	27.56	10.15
(d)	Total assets (Fixed Assets+Current Assets)	0.22	209.84	15.86	7.26	0.04	6,087.50	136.98	50.66
(e)	Total Liabilities (Debts + Current Liabilities & Provisions)	0.17	154.47	15.81	339.71	-	3,562.18	59.42	22.00
(f)	Details of Investments (excluding investments in the subsidiary companies)								
	- Equity / Preferance Shares	-	-	-	349.40	0.01		-	-
	- Government Securities	-	-	-	-	-	-	-	-
	- Bonds / Mutual Fund Units	-	-	-	-	-	146.66	-	-
(g)	Turnover	-	114.29	-	-	-	5,509.22	564.81	216.32
(h)	Profit / (Loss) Before Taxation	-	(4.47)	-	3.01	-	1,507.01	32.38	11.69
(i)	Provision for Taxation	-	0.21	-	0.17	-	499.40	11.82	4.38
(j)	Profit / (Loss) after Taxation	-	(4.68)	-	2.84	-	1,007.61	20.56	7.31
(k)	Proposed Dividend (including Corporate Dividend Tax)	-	-	-	-	-	72.82	-	-

i) Exchange rate as on 31st March 2008 - 1 INR = 2.70 Sri Lankan Rupee

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To The Board of Directors of GRASIM INDUSTRIES LIMITED on The Consolidated Financial Statement of GRASIM INDUSTRIES LIMITED, it's Subsidiaries, Joint Ventures and an Associate.

1. We have examined the attached consolidated Balance Sheet of **GRASIM INDUSTRIES LIMITED** ("the Company") and its subsidiaries, associate and joint ventures which together constitute "the Group" as at March 31, 2008, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement of the Group for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statement of certain consolidated entities whose financial statement reflects total assets of Rs.1674.00 Crores as at March 31, 2008, the total revenue of Rs.1373.98 Crores and net cash flows amounting to Rs.(85.13) Crores for the year then ended. Other auditors whose reports have been furnished to us have audited these financial statements and other financial information, and in case of unaudited financial statements as approved by the management of the respective companies have been furnished to us and our opinion, in so far as they relate to the amounts included in respect of these entities is based solely on the report of the other auditors and such approved financial results.

4. We report that the consolidated financial statements have been prepared by the Company, in accordance with the requirements of Accounting Standard 21(Consolidated Financial Statements), Accounting Standard 23 (Accounting for Investments in Associates in consolidated financial statements) and Accounting Standard 27 (Financial reporting of interests in Joint Ventures), issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and the separate financial statements of Subsidiaries, Joint Ventures and Associate, which have been included in the consolidated financial statements.

5. Based on our considerations of reports of the other auditors on separate financial statements and on consideration of the unaudited financial statements of a subidiary and joint ventures and on the other financial information of the components, and to the best of our information and according to the explanation given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   a. In the case of the consolidated balance sheet, of the state of affairs of the Group as at March 31, 2008;

   b. In the case of consolidated profit and loss account, of the profit for the year ended on that date; and

   c. In the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For G.P KAPADIA & CO.
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place: Mumbai
Date: 29th April, 2008

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2008

SOURCES OF FUNDS	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	(Rs. in Crores) Previous Year (Consolidated)
Shareholder's Funds					
Share Capital	1				
Equity Share Capital		91.69	312.13	403.82	364.82
Proportionate consolidation eliminations				(312.13)	(273.13)
				91.69	91.69
Other Share Capital	2	-	29.58	29.58	6.28
Employees Stock Options Outstanding	2A	5.67	0.24	5.91	
Reserves and Surplus	3	8,933.98	61.49	8,996.83	6,473.46
Proportionate consolidation eliminations				19.80	(9.15)
				9,016.63	6,464.31
		9,031.34	403.44	9,143.81	6,562.28
Minority Interest		1,275.99	-	1,275.99	858.71
Loan Funds					
Secured Loans	4	3,344.70	538.92	3,883.62	3,710.74
Unsecured Loans	5	1,609.24	84.22	1,693.46	1,162.32
		4,953.94	623.14	5,577.08	4,873.06
Deferred Tax Liabilities (Net) [Note 10, Sch. 23]		1,152.25	5.29	1,157.54	1,152.63
TOTAL		16,413.52	1,031.87	17,154.42	13,446.68
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	6	12,652.42	1,071.65	13,724.07	12,513.26
Less: Depreciation		6,050.00	289.70	6,339.70	6,012.46
Net Block		6,602.42	781.95	7,384.37	6,500.80
Capital Work-in-Progress		5,354.65	178.85	5,533.50	1,957.24
		11,957.07	960.80	12,917.87	8,458.04
Fixed Assets held for Disposal		4.14	0.29	4.43	14.33
Investments	7	1,939.07	36.08	1,976.51	2,559.64
Proportionate consolidation eliminations				(315.85)	(287.74)
				1,660.66	2,271.90
Goodwill	8	1,967.34	0.40	1,967.74	1,838.70
Goodwill on proportionate consolidation of interest in joint ventures				23.52	5.46
				1,991.26	1,844.16
Current Assets, Loans and Advances					
Interest accrued on Investments		0.70	-	0.70	0.74
Inventories	9	1,648.23	96.02	1,744.25	1,358.05
Sundry Debtors	10	959.75	58.78	1,018.53	825.19
Cash and Bank Balances	11	241.94	48.38	290.32	369.21
Loans and Advances	12	1,138.78	65.87	1,204.65	747.93
		3,989.40	269.05	4,258.45	3,301.12
Less:					
Current Liabilities and Provisions					
Liabilities	13	2,806.69	228.26	3,034.95	2,235.83
Provisions	14	636.81	6.49	643.30	207.04
		3,443.50	234.75	3,678.25	2,442.87
Net Current Assets		545.90	34.30	580.20	858.25
TOTAL		16,413.52	1,031.87	17,154.42	13,446.68
Accounting Policies and Notes on Accounts	23				

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 29th April, 2008

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2008

(Rs. in Crores)

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
INCOME					
Gross Sales (Includes Services Revenue)		18,231.34	881.42	19,112.76	15,673.78
Less: Excise Duty		2,138.84	-	2,138.84	1,604.31
Net Sales (Includes Services Revenue)		16,092.50	881.42	16,973.92	14,069.47
Interest and Dividend Income	15	158.22	6.53	164.75	106.51
Other Income	16	288.99	8.53	297.52	211.20
Increase/ (Decrease) in Stocks	17	148.61	25.67	174.28	(33.25)
		16,688.32	922.15	17,610.47	14,353.93
EXPENDITURE					
Raw Materials Consumed	18	3,473.92	230.03	3,703.95	2,825.64
Manufacturing / Operating Expenses	19	4,170.94	284.55	4,455.49	3,811.90
Purchases of Finished and Other Products		74.20	0.10	74.30	74.83
Payments to and Provisions for Employees	20	765.49	83.83	849.32	672.17
Selling, Distribution, Administration and Other Expenses	21	3,042.23	153.85	3,196.08	2,720.48
Interest	22	185.51	36.58	222.09	228.58
Depreciation & Amortisation		600.80	61.73	662.53	601.87
Amortization of Intangible Assets		-	7.78	7.78	8.10
Less : Self Consumption of Cement		(90.71)	-	(90.71)	(41.08)
		12,222.38	858.45	13,080.83	10,902.49
Profit before Tax & Exceptional items		4,465.94	63.70	4,529.64	3,451.44
Write Back of provision for diminution		45.68		45.68	
Profit before Tax from Ordinary Activities		4,511.62	63.70	4,575.32	3,451.44
Provision for Current Tax		(1,454.03)	(0.41)	(1,454.44)	(1,081.69)
Deferred Tax		5.57	1.40	6.97	4.99
Fringe Benefit Tax		(18.32)	-	(18.32)	(15.45)
Profit after Tax from Ordinary Activities		3,044.84	64.69	3,109.53	2,359.29
Extra Ordinary Activities					
Profit on Sale of Shares of a Subsidiary Company		236.68	-	236.68	
Profit after Tax after Extra Ordinary Activities		3,281.52	64.69	3,346.21	2,359.29
Less : Minority Interest		456.53		456.53	391.50
Add : Share in Profit / (Loss) of Associates				1.76	(0.40)
Net Profit		2,824.99	64.69	2,891.44	1,967.39
Transition Provision of AS - 15 "Employees Benefits" [Note 4, Sch. 23]		(0.58)	(0.80)	(1.38)	-
Investment Allowance Reserve Written back		-	-		0.05
Debenture redemption reserve no longer required		91.09	-	91.09	38.56
Accumulated Losses acquired on amalgamation		-	-	-	(81.22)
Balance brought forward from Previous Year		1,242.03	(145.81)	1,096.22	784.25
Profit available for Appropriation		4,157.53	(81.92)	4,077.37	2,709.03
Appropriations					
Debenture Redemption Reserve		-	-	-	30.92
Interim Dividend		-	-	-	252.10
Proposed Dividend		303.42	-	303.42	-
Corporate Dividend Tax		52.00	-	52.00	42.34
General Reserve		2,020.00	-	2,020.00	1,300.00
Balance carried to Balance Sheet		1,782.11	(81.92)	1,701.95	1,083.67
		4,157.53	(81.92)	4,077.37	2,709.03
Basic EPS for the period before Extra Ordinary Items (Rs.)				289.54	214.57
Diluted EPS for the period before Extra Ordinary Items (Rs.)				289.44	214.57
Basic EPS for the period after Extra Ordinary Items (Rs.)				315.35	214.57
Diluted EPS for the period after Extra Ordinary Items (Rs.)				315.25	214.57
Accounting Policies and Notes on Accounts	23				

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 29th April, 2008

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year Consolidated
SCHEDULE 1				
91674228 Equity Shares of Rs.10 each fully paid (Previous year 91673834 equity shares)	91.67	312.13	403.80	364.80
Proportionate consolidation eliminations			(312.13)	(273.13)
			91.67	91.67
Share Capital Suspense	0.02	—	0.02	0.02
	91.69	312.13	91.69	91.69
SCHEDULE 2				
OTHER SHARE CAPITAL				
Class B Non Voting Shares of AV Cell Inc.	-	9.78	9.78	6.28
Advance against Equity Shares	-	19.80	19.80	-
	-	29.58	29.58	6.28
SCHEDULE 2A				
EMPLOYEES STOCK OPTION OUTSTANDING				
Employees Stock Options Outstanding	18.57	2.42	20.99	-
Less : Deferred Employees Compensation Expenses	12.90	2.18	15.08	-
	5.67	0.24	5.91	-
SCHEDULE 3				
RESERVES & SURPLUS				
1. Capital Reserve				
- On Revaluation of Fixed Assets	3.60	-	3.60	3.89
- Capital Subsidy	1.19	-	1.19	2.40
- Others	-	9.21	9.21	9.35
2. Amalgamation Reserve	1.38	4.18	5.56	5.62
3. Preference Share Capital Redemption Reserve	1.48	-	1.48	1.83
4. Debenture Redemption Reserve	17.50	-	17.50	140.79
5. Share Premium Account	823.32	136.77	960.09	944.31
6. General Reserve	6,255.33	-	6,255.33	4,277.29
7. Foreign Currency translation reserve	(2.78)	(6.11)	(8.89)	(7.84)
8. - Surplus as per Profit and Loss Account	1,782.11	(81.92)	1,701.95	1,083.67
- Adjustment on account of change in holding of a JV during the year		(0.64)	(0.64)	12.15
- Adjustment on account of cessation of a Subsidiary during the year	50.85	-	50.85	
- Share of Profit & Loss in Associate for Previous Years			(0.40)	-
Proportionate consolidation eliminations	-		19.80	(9.15)
	8,933.98	61.49	9,016.63	6,464.31
SCHEDULE 4				
SECURED LOANS				
Non-Convertible Debentures	794.32	-	794.32	1,410.09
Other Loans:				
Term Loans from Banks and Financial Institution				
Rupee Loans	512.94	315.24	828.18	563.01
Foreign Currency Loans	1,298.58	36.72	1,335.30	1,270.66
Buyers Credit	38.99	-	38.99	
Term Loans from Others - Rupee Loans	38.30	2.02	40.32	39.60
Deferred Sales-tax Loan	-	-	-	5.25
Other Secured Loans	-	97.55	97.55	62.67
Working Capital Borrowings from Banks	499.74	60.44	560.18	274.77
Documentary bills discounted with Banks against Demand/Usance Bills under Letter of Credit	161.83	-	161.83	84.69
Other Loans from Banks	-	26.95	26.95	-
	3,344.70	538.92	3,883.62	3,710.74

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 5				
UNSECURED LOANS				
Short Term Loans and Advances:				
From Banks:				
Buyers' Import Credit	190.87	-	190.87	73.54
Documentary bills discounted with Banks against Demand/Usance Bills under Letter of Credit	-	-	-	1.97
Other Short term loans	170.19	57.42	227.61	38.19
From Others :	(0.07)	11.40	11.33	11.59
	360.99	68.82	429.81	125.29
Other Loans and Advances:				
From Banks:	585.16	-	585.16	373.17
From Others:				
Deferred Sales tax Loan	663.09	-	663.09	653.97
Other Long Term Loans	-	15.40	15.40	9.89
	663.09	15.40	678.49	663.86
	1,248.25	15.40	1,263.65	1,037.03
	1,609.24	84.22	1,693.46	1,162.32

SCHEDULE 6
FIXED ASSETS

SN	DESCRIPTION	GROSS BLOCK AS ON 31.03.2008			Previous Year	NET BLOCK AS ON 31.03.2008			Previous Year
		Grasim & Subsidiaries	Joint Ventures	Consolidated		Grasim & Subsidiaries	Joint Ventures	Consolidated	
1.	Freehold Land	291.54	31.50	323.04	246.46	291.54	31.50	323.04	246.46
2.	Leasehold Land	169.20	8.81	178.01	161.20	149.81	7.90	157.71	144.11
3.	Buildings	1,147.12	32.11	1,179.23	1,068.93	831.16	26.85	858.01	770.52
4.	Workers' Quarters under Government Subsidised Schemes	0.55	-	0.55	0.55	0.07	-	0.07	0.07
5.	Railway Sidings	256.35	-	256.35	257.53	134.41	-	134.41	145.77
6.	Plant & Machinery	10,316.60	777.40	11,094.00	10,170.12	4,983.15	576.65	5,559.80	4,913.29
7.	Ships	56.56	-	56.56	64.12	21.94	-	21.94	28.41
8.	Furniture, Fittings & Office Equipments	315.73	25.99	341.72	321.48	134.65	15.82	150.47	131.47
9.	Plantations	-	4.32	4.32	0.72	-	4.32	4.32	0.72
10.	Vehicles etc.	75.85	4.16	80.01	68.68	40.45	2.77	43.22	34.96
11.	Intangible Assets								
	- Softwares	22.92	7.92	30.84	16.24	15.24	3.21	18.45	8.83
	- Entry/ License Fees	-	179.44	179.44	137.23	-	112.93	112.93	76.19
	TOTAL	12,652.42	1,071.65	13,724.07	12,513.26	6,602.42	781.95	7,384.37	6,500.80
	Capital work-in-progress (including Advances & Pre-operative Expenses)					5,354.65	178.85	5,533.50	1,957.24
						11,957.07	960.80	12,917.87	8,458.04

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 7				
INVESTMENTS				
Investments in Government and Trust Securities	6.18	-	6.18	6.28
Investments in shares, debentures, bonds and others	1,905.09	36.08	1,941.17	2,545.96
Investments in Associates	27.80	-	27.80	7.80
Share in Profit / (Loss) of Associates		-	1.36	(0.40)
	1,939.07	36.08	1,976.51	2,559.64
Proportionate consolidation eliminations			(315.85)	(287.74)
	1,939.07	36.08	1,660.66	2,271.90
SCHEDULE 8				
GOODWILL				
a) (i) **In case of Investment in Subsidiaries:**				
Carrying Cost of Investment	2,637.79		2,637.79	2,523.38
Less : Grasim's Share in Net Worth on acquisition	683.72		683.72	698.35
	1,954.07		1,954.07	1,825.03
(ii) **Goodwill arising in consolidated financial statements of Subsidiaries**	13.27		13.27	13.27
	1,967.34		1,967.34	1,838.30
b) **Proportionate interest in Goodwill of Joint Ventures**		0.40	0.40	0.40
c) **In case of Investment in Joint Ventures**				
Carrying Cost of Investment			315.85	287.74
Less : Grasim's Share in Net Worth on acquisition			292.33	282.28
			23.52	5.46
	1,967.34	0.40	1,991.26	1,844.16
SCHEDULE 9				
INVENTORIES				
Stores and Spare parts, Packing Materials and Fuels (incl Sim Cards & Others)	791.65	18.57	810.22	586.48
Raw Materials	357.64	36.21	393.85	402.86
Finished Goods (including trading goods)	@ 309.79	40.51	@ 350.30	@ 202.84
By Products	5.81	-	5.81	9.76
Process Stock	179.86	0.73	180.59	153.26
Waste/Scrap (at net realisable value)	3.48	-	3.48	2.85
	1,648.23	96.02	1,744.25	1,358.05

@ Includes transit stock of Rs. 3.97 Crores, Previous Year - Rs. 2.61 Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 10				
SUNDRY DEBTORS				
Exceeding six months :				
Good and Secured	6.96	0.62	7.58	5.87
Good and Unsecured	7.76	-	7.76	8.83
Doubtful and Unsecured	2.65	16.47	19.12	20.42
	17.37	17.09	34.46	35.12
Less: Provision for Doubtful Debts	2.47	16.47	18.94	20.53
	14.90	0.62	15.52	14.59
Others				
Good and Secured	422.40	46.04	468.44	333.76
Good and Unsecured	522.45	12.12	534.57	476.84
Doubtful and Unsecured	-	0.69	0.69	0.95
	944.85	58.85	1,003.70	811.55
Less: Provision for Doubtful Debts	-	0.69	0.69	0.95
	944.85	58.16	1,003.01	810.60
	959.75	58.78	1,018.53	825.19

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 11				
CASH AND BANK BALANCES				
Cash balance on hand	19.92	1.98	**21.90**	2.73
Bank Balances:				
With Scheduled Banks:				
Current Accounts				
(including cheques under collection)	208.81	15.27	**224.08**	217.44
Deposit Accounts	13.20	31.13	**44.33**	149.03
	222.01	46.40	**268.41**	366.47
In Government Treasury Saving Account	0.01	-	**0.01**	0.01
	241.94	**48.38**	**290.32**	369.21
SCHEDULE 12				
LOANS AND ADVANCES				
(Considered Good)				
Secured Loans	1.64	-	**1.64**	1.57
Unsecured Loans-				
Deposits with Bodies Corporate	9.86	-	**9.86**	4.87
Deposits and Balances with Government and other Authorities (including accrued interest)	222.86	1.57	**224.43**	136.20
Other Deposits	116.95	4.33	**121.28**	57.90
Advances recoverable in cash or in kind or for value to be received	787.68	56.77	**844.45**	533.46
Less : Provision for doubtful Loans & Advances	0.22	0.59	**0.81**	1.06
Advances recoverable in cash or in kind or for value to be received - net of Provision	787.46	56.18	**843.64**	532.40
Advance Income tax (Net of Provisions)	0.01	3.79	**3.80**	14.99
	1,137.14	65.87	**1,203.01**	746.36
	1,138.78	**65.87**	**1,204.65**	747.93
SCHEDULE 13				
CURRENT LIABILITIES				
Sundry Creditors	1,973.54	153.68	**2,127.22**	1,509.72
Security and Other Deposits	369.98	3.62	**373.60**	285.61
Unpaid Dividends	6.15	-	**6.15**	6.02
Other Liabilities	390.63	39.44	**430.07**	341.65
Bank Overdraft	-	30.92	**30.92**	25.49
Interest accrued but not due on debentures/ loans	66.39	0.60	**66.99**	67.34
	2,806.69	**228.26**	**3,034.95**	2,235.83
SCHEDULE 14				
PROVISIONS				
Retirement Benefits	128.37	2.56	**130.93**	94.19
Proposed Dividends	303.42	-	**303.42**	-
Corporate Dividend tax	52.00	-	**52.00**	-
Provision for Current Taxation (Net of Advance Tax)	149.24	0.04	**149.28**	109.03
Provision for Mines Restoration	3.76		**3.76**	1.77
Other Provisions	0.02	3.89	**3.91**	2.05
	636.81	**6.49**	**643.30**	207.04

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Rs.in Crores) Previous Year
SCHEDULE 15				
INTEREST AND DIVIDEND INCOME				
Interest (Gross) on :				
a) Government and other Securities	2.57	-	2.57	4.23
b) Other Investments	7.57	5.51	13.08	5.18
Dividend (Gross)	115.06	-	115.06	70.93
Interest on Bank and Other Accounts	33.02	1.02	34.04	26.17
	158.22	6.53	164.75	106.51
SCHEDULE 16				
OTHER INCOME				
Export Incentives	4.61	-	4.61	3.84
Rent Received	1.86	-	1.86	3.98
Lease Rent	1.14	-	1.14	4.52
Processing Charges	7.17	-	7.17	12.07
Insurance Claims	4.01	-	4.01	2.20
Profit on Sale of Current Investments	73.72	2.80	76.52	50.28
Profit on Sale of Long Term Investments	-	-	-	1.88
Profit on sale of Fixed Assets	22.00	0.03	22.03	5.24
Excess/Short Provisions	27.87	0.91	28.78	27.59
Prior period adjustments	0.05	-	0.05	-
Exchange Rate Difference	13.91	3.99	17.90	3.60
Scrap Sales (Net)	28.84	-	28.84	23.16
Miscellaneous Receipts	103.81	0.80	104.61	72.84
	288.99	8.53	297.52	211.20
SCHEDULE 17				
INCREASE / (DECREASE) IN STOCKS				
Closing Stock				
Finished Goods	305.82	39.99	345.81	200.23
By-Products	5.81	-	5.81	9.76
Process Stock	179.86	0.60	180.46	153.26
Waste/Scrap	3.48	-	3.48	2.85
	494.97	40.59	535.56	366.10
Opening Stock				
Finished Goods	187.61	13.12	200.73	230.58
By-Products	9.76	-	9.76	3.61
Process Stock	152.63	0.54	153.17	161.70
Waste/Scrap	2.85	-	2.85	2.22
	352.85	13.66	366.51	398.11
Add: Increase/ (Decrease) in Excise Duty on Stock	(7.74)	-	(7.74)	(1.24)
Add: Stock transfer on sale of subsidiary	14.23	-	14.23	
Proportionate increase on acquisition of additional equity		1.26	1.26	
	346.36	14.92	361.28	399.35
Increase/ (Decrease) in Stocks	148.61	25.67	174.28	(33.25)

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year
SCHEDULE 18				
RAW MATERIALS CONSUMED				
Opening Stock	368.56	34.99	403.55	295.52
Proportionate increase on acquisition of additional equity		2.71	2.71	
Purchases and Incidental Expenses	3,479.40	227.98	3,707.38	2,943.40
	3,847.96	265.68	4,113.64	3,238.92
Less:				
Sales / Stock transfer on sale of subsidiary	16.40	-	16.40	10.42
Closing Stock	357.64	35.65	393.29	402.86
	374.04	35.65	409.69	413.28
	3,473.92	230.03	3,703.95	2,825.64
SCHEDULE 19				
MANUFACTURING / OPERATING EXPENSES				
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	863.42	31.05	894.47	785.52
Power & Fuel	2,844.30	63.07	2,907.37	2,472.39
Processing Charges	273.02	39.19	312.21	281.24
License Fees	-	26.94	26.94	20.80
Roaming Charges	-	6.61	6.61	7.29
Interconnect and other DoT charges	-	84.46	84.46	60.32
Repairs to Buildings	26.98	0.12	27.10	22.36
Repairs to Machinery (excluding Spare Parts and Components)	124.55	26.83	151.38	134.00
Repairs to Other Assets	38.67	6.28	44.95	27.98
	4,170.94	284.55	4,455.49	3,811.90
SCHEDULE 20				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages & Bonus, etc.	656.60	70.51	727.11	573.92
Contribution to Provident and Other Funds	58.73	5.04	63.77	51.23
Compensation Expenses under ESOS	5.67	0.24	5.91	-
Welfare Expenses	44.49	8.04	52.53	47.02
	765.49	83.83	849.32	672.17

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 21				
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES				
Commission to Selling Agents	60.25	33.35	93.60	79.98
Brokerage and Discount	139.82	1.99	141.81	112.76
Freight, handling and other expenses	2,046.41	43.33	2,089.74	1,880.26
Advertisements	305.60	28.60	334.20	230.22
Insurance	28.06	2.10	30.16	34.75
Rent (including Lease Rent)	28.25	8.83	37.08	26.94
Rates and Taxes	79.73	4.42	84.15	51.20
Stationery, Printing, Postage and Telephone Expenses	30.13	2.32	32.45	28.41
Travelling and Conveyance	68.45	3.54	71.99	61.56
Legal and Professional charges	46.42	6.04	52.46	42.49
Bad debts written off	2.74	-	2.74	1.26
Provision for Doubtful Debts (Net)	(0.05)	2.69	2.64	2.90
Research contribution (including Expenses)	8.96	0.14	9.10	3.78
Donations	33.44	0.05	33.49	12.65
Directors' Fee and Commission	12.65	0.01	12.66	10.22
Exchange Rate difference	-	8.21	8.21	0.76
Prior period Adjustments	-	-	-	3.14
Loss on Sale and / or discard of Fixed Assets	1.20	0.06	1.26	0.08
Miscellaneous Expenses	150.17	8.17	158.34	137.12
	3,042.23	153.85	3,196.08	2,720.48
SCHEDULE 22				
INTEREST				
On Fixed Loans and Debentures	92.04	36.35	128.39	184.80
On Other Accounts	93.47	0.23	93.70	43.78
	185.51	36.58	222.09	228.58

SCHEDULE 23

Notes to Consolidated Financial Statements

1. **Principles of Consolidation:**

(a) The Consolidated Financial Statements (CFS) are prepared in accordance with Accounting Standard on "Consolidated Financial Statements" (AS - 21), "Financial Reporting of Interests in Joint Ventures" (AS - 27) and "Accounting for Investments in Associates in Consolidated Financial Statements" (AS - 23) issued by the Institute of Chartered Accountants of India.

The CFS are prepared using uniform accounting policies, in accordance with the generally accepted accounting policies. However, in respect of Idea Cellular Limited, Cost of Rights and Licences including the fee paid on fixed basis prior to revenue share regime, is amortised on commencement of operations over the period of licence.

(b) The CFS comprise the financial statements of Grasim Industries Limited (Grasim), its Subsidiaries and its interest in Joint Ventures & Associates as on 31.03.2008, which are as under:

(I) Subsidiaries:

Name of the Company	Country of Incorporation	% Shareholding & Voting Power
Samruddhi Swastik Trading And Investments Ltd.	India	100.00%
Sun God Trading And Investments Ltd.	India	100.00%
Harish Cement Ltd. (HCL)	India	100.00%
Grasim Bhiwani Textiles Ltd. (GBTL) #	India	99.95%
UltraTech Cement Ltd. (UTCL)	India	54.38%*
Dakshin Cements Ltd. @	India	100.00%
UltraTech Ceylinco (Private) Ltd. @	Srilanka	80.00%

 # GBTL became Subsidiary w.e.f. 1st October 2007.

** Includes 6.01 % shares held by Samruddhi Swastik Trading and Investments Ltd.*

@ Subsidiaries of UTCL, % shares held by UTCL.

(II) Joint Ventures (JV):

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Idea Cellular Ltd.*	Audited	India	6.49%	31.03.2008
A V Cell Inc.	Unaudited	Canada	25.00%	31.03.2008
A V Nackawic Inc.	Unaudited	Canada	45.00%	31.03.2008
Birla Jingwei Fibres Co. Ltd.	Unaudited	China	31.00%	31.03.2008
Birla Lao Pulp & Plantations Company Ltd.	Unaudited	Laos	40.00%	31.03.2008

* *Consolidated financial statements have been considered for proportionate consolidation*

(III) Associate :

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Aditya Birla Science & Technology Co. Ltd.	Unaudited	India	39.00%	31.03.2008

(c) The effect of intra group transactions between Grasim & its subsidiaries are eliminated in consolidation.

2. (a) The Profit and Loss Account of Shree Digvijay Cement Company Limited (SDCCL), a subsidiary of the Company till 24th March, 2008 has been consolidated proportionately for the period upto 24th March, 2008 i.e. the date upto which SDCCL was a subsidiary of the Company. However Consolidated Balance Sheet as on 31st March, 2008 does not include the Balance Sheet of SDCCL, as SDCCL ceased to be a subsidiary w.e.f. 25th March, 2008.

(b) Previous Year's figures are not comparable on account of following reasons:

(I) Subsidiaries:

i. SDCCL ceased to be subsidiary w.e.f. 25th March, 2008.
ii. GBTL became subsidiary from 1st October, 2007.

(II) Joint Ventures:

i. A V Cell Inc.
In Previous year, figures for 18 months ended 31st March, 2007 were considered for consolidation. From 1st October, 2007 the ownership interest increased from 16.67 % to 25 %
ii. A V Nackawic Inc.
In Previous year, figures for 18 months ended 31st March, 2007 were considered for consolidation.
iii. Birla Jingwei Fibres Co. Ltd.
In Previous year, figures for the period 25th September, 2006 to 31st December, 2006 were considered for consolidation as it became Joint Venture on 25th September, 2006. In current year figures for 15 months ended 31st March, 2008 have been considered.
iv. Birla Lao Pulp & Plantation Company Ltd.
In Previous year, figures for the period 30th June, 2006 to 31st December, 2006 were considered for consolidation as it became Joint Venture on 30th June, 2006. In current year figures for 15 months ended 31st March, 2008 have been considered.

However, impact of the above changes is not material.

3. Goodwill arising on consolidation of financial statements is not amortized.
Other Accounting Policies and Notes on Accounts of the financial statements of the Company and all the subsidiaries are set out in their respective financial statements.

4. In accordance with the transitional provisions of revised AS 15, the incremental retirement benefit liability at the beginning of the current financial year has been adjusted by Joint Ventures and Subsidiaries to their opening Profit and Loss Account balances, Grasim's proportionate share in consolidation being Rs. 1.38 Crs, whereas Grasim has adjusted its liability amounting to Rs. 9.76 Crs against its General Reserve.

5. The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the Company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.

6a Contingent Liabilities:

Rs. in Crores

		Grasim & Subsidiaries	Joint Ventures	Total	Previous Year (Consolidated)
	i. Claims not acknowledged as debts	435.08	18.16	453.24	528.39
	ii. Uncalled liability on partly paid shares	-	-	-	30.41
	iii. Custom duty which may arise if obligation for export is not fulfilled against import of raw materials and machinery	0.43	0.45	0.88	1.14
	iv. Outstanding Bank / Corporate Guarantees	80.00	64.66	144.66	53.57
	v. Custom duty on import of technical know-how and other services relating to projects	10.81	-	10.81	10.81
6b	Estimated amount of Contracts remaining to be executed on capital account and not provided	1,437.54	135.34	1,572.88	4,323.73

		Current Year	Previous Year
7 a Earnings per share:			
Net profit for the period from Ordinary Activities attributable to equity shareholders	Rs. in Crores	2654.76	1967.39
Net profit for the period (after extra ordianry items) attributable to equity shareholders	Rs. in Crores	2891.44	1967.39
Weighted average number of equity shares outstanding	Numbers	91,689,485	91,689,485
Weighted Potential Equity Shares on exercise of option	Numbers	29,813	—
(i) Basic earnings per share (face value of Rs.10 each)			
From Ordinary Activities	Rs.	289.54	214.57
After Extra Ordinary Items	Rs.	315.35	214.57
(ii) Diluted earnings per share (face value of Rs.10 each)			
From Ordinary Activities	Rs.	289.44	214.57
After Extra Ordinary Items	Rs.	315.25	214.57

Rs. in Crores

7 b **Provisions made for Mines closure/ restoration**

	Current Year	Previous Year
Opening Balance	1.76	—
Add: Provision made during the year	2.00	1.76
Less: Utilised during the year	—	—
Closing Balance during the year	3.76	1.76

8 **Segment Reporting :**

a. **Primary Segment Reporting (by business segment)**

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp

Chemicals

Cement

Sponge Iron

Textiles

Others

b. **Inter-segment transfers of independent marketable products are at market rates.**

c. **Information about Business Segments (For the Current Year 2007-2008):**

Rs. in Crores

		Fibre & Pulp	Chemi-cals	Cement	Sponge Iron	Textiles	Others	Elimi-nations	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	3,587.51	309.85	13,412.89	1,087.56	278.88	436.07		19,112.76
1b	Gross Sales (Inter-segment)	41.75	164.61	18.87	7.93	0.35	—	(233.51)	—
	Total Gross Sales	**3,629.26**	**474.46**	**13,431.76**	**1,095.49**	**279.23**	**436.07**	**(233.51)**	**19,112.76**
2a	Other Income	83.24	15.60	148.35	14.59	21.40	16.21	(49.10)	250.29
2b	Unallocated Corporate Other Income								211.98
	Total Other Income	**83.24**	**15.60**	**148.35**	**14.59**	**21.40**	**16.21**	**(49.10)**	**462.27**
3	**Total Revenue**	**3,712.50**	**490.06**	**13,580.11**	**1,110.08**	**300.63**	**452.28**	**(282.61)**	**19,575.03**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**1,011.52**	**114.01**	**3,304.06**	**125.55**	**(2.88)**	**56.75**		**4,609.01**
2	Unallocated Corporate Income								142.72
3	Interest Expense								(222.09)
4	**Profit before Exceptional Items & Tax**								**4,529.64**
5	**Exceptional Items:** Write back of provision for dimunition in value of Investment/Loan's								45.68
6	**Profit Before Tax from Ordinary Activites**								**4,575.32**
	Provision for Current Tax								(1,472.76)
	Deferred Tax								6.97
7	**Profit after Tax from Ordianary Activities**								**3,109.53**
	Extra Ordinary Items								
	Profit on Sale of Shares of Subsidiary Co.								236.68
8	**Net Profit after Tax after Extra Ordinary Items**								**3,346.21**
	Less: Minority Interest								456.53
	Add : Share in Profit / (Loss) of Associate								1.76
9	**Net Profit**								**2,891.44**
C	**OTHER INFORMATION**								
1	**Segment Assets**	**2,441.05**	**354.40**	**14,834.12**	**532.17**	**232.87**	**849.78**		**19,244.39**
2	Unallocated Corporate Assets								1,588.28
3	**Total Assets**								**20,832.67**
4	**Segment Liabilities**	**534.28**	**22.26**	**4,622.24**	**73.33**	**106.73**	**602.75**		**5,961.59**
5	Unallocated Corporate Liabilities								4,134.84
6	Minority Interest								1,275.99
7	**Total Liabilities**								**11,372.42**
8	**Capital Expenditure**	**487.15**	**47.27**	**4,334.92**	**14.45**	**106.67**	**315.37**		**5,305.83**
	Unallocated Corporate Capital Expenditure								6.63
9	**Depreciation & Amortisation**	**97.70**	**24.04**	**443.16**	**34.33**	**9.81**	**57.15**		**666.19**
	Unallocated Corporate Depreciation								**4.12**
10	**Significant Non Cash Expenses other than Depreciation**				**—**				**5.91**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Information about Business Segments (For the previous year 2006-2007):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE								
1a	Gross Sales (External)	2,805.52	217.39	11,198.14	865.75	260.05	326.93		15,673.78
1b	Gross Sales (Inter-segment)	41.88	145.90	1.03	11.54	0.46	—	(200.81)	—
	Total Gross Sales	**2,847.40**	**363.29**	**11,199.17**	**877.29**	**260.51**	**326.93**	**(200.81)**	**15,673.78**
2a	Other Income	45.96	16.13	105.02	18.24	19.47	8.31	(40.57)	172.56
2b	Unallocated Corporate Other Income								145.15
	Total Other Income	**45.96**	**16.13**	**105.02**	**18.24**	**19.47**	**8.31**	**(40.57)**	**317.71**
3	**Total Revenue**	**2,893.36**	**379.42**	**11,304.19**	**895.53**	**279.98**	**335.24**	**(241.38)**	**15,991.49**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**671.74**	**60.05**	**2,767.03**	**50.39**	**(4.63)**	**62.52**		**3,607.10**
2	Unallocated Corporate Income								72.92
3	Interest Expense								(228.58)
4	**Profit from ordinary activities**								**3,451.44**
5	Exceptional Items								—
6	**Profit Before Tax**								**3,451.44**
7	Provision for Current Tax								(1,097.14)
8	Deferred Tax Write Back								4.99
9	**Profit after Tax**								**2,359.29**
	Less : Minority Interest								391.50
	Add : Share in Profit / (Loss) of Associate								(0.40)
10	**Net Profit**								**1,967.39**
C	**OTHER INFORMATION**								
1	**Segment Assets**	**1,739.98**	**326.94**	**10,501.57**	**594.03**	**168.79**	**582.29**		**13,913.60**
2	Unallocated Corporate Assets								1,975.95
3	**Total Assets**								**15,889.55**
4	**Segment Liabilities**	**406.70**	**22.45**	**3,703.69**	**41.82**	**42.62**	**422.38**		**4,639.66**
5	Unallocated Corporate Liabilities								3,828.90
6	Minority Interest								858.71
7	**Total Liabilities**								**9,327.27**
8	**Capital Expenditure**	**329.13**	**98.82**	**1,995.86**	**18.20**	**41.76**	**127.46**		**2,611.23**
9	**Depreciation & Amortisation**	**81.80**	**20.53**	**408.35**	**34.71**	**9.18**	**50.57**		**605.14**
	Unallocated Corporate Depreciation								**4.83**
	Total Depreciation								**609.97**
10	**Significant Non Cash Expenses other than Depreciation**								**—**

d. **Secondary Segment Reporting (by geographic segment) - Being insignificant, not given.**

9. **Related Party Transactions :**

   a. Related Parties with whom transactions have taken place during the year :

   Joint Ventures :

   Idea Cellular Ltd.

   AV Cell Inc., Canada

   AV Nackawic Inc., Canada

   Birla Jingwei Fibres Co Ltd.

   Birla Lao Pulp & Plantations Company Ltd.

   Associate:

   Aditya Birla Science & Technology Company Ltd.

   Key Management Personnel:

   i) Shri Shailendra K. Jain, Whole-Time Director

   Relatives of Shri Shailendra K. Jain :

   — Smt. Niharika Jain, Wife

   — Shri Suvvrat Jain, Son

   — Shri Devavrat Jain, Son

   ii) Shri D D Rathi, Whole-Time Director

   Enterprise where significant influence exists:

   — Vishal Industries and Chemicals Pvt. Ltd.

   iii) Shri S Misra , Managing Director & CEO of UltraTech Cement Ltd.

   iv) Shri S N Malpani, Manager of Shree Digvijay Cement Company Ltd.

   v) Shri Sanjeev Aga, Managing Director of Idea Cellular Ltd.

   vi) Shri S. Krishnamoorthy, Manager of Grasim Bhiwani Textiles Ltd.

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

b. Nature of Transactions

Rs. in Crores

	Particulars	Joint Venture	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	Nil	Nil	Nil	Nil	Nil	Nil
		0.01	*Nil*	*Nil*	*Nil*	*Nil*	***0.01***
2.	Interest and other Income Received / Receivable	Nil	0.38	4.44	Nil	Nil	4.82
		Nil	*Nil*	*0.01*	*Nil*	*Nil*	***0.01***
3.	Purchases of goods / Payment for other services	143.02	5.18	12.96	0.06	0.01	161.23
		123.94	*0.45*	*8.97*	*0.06*	*0.01*	***133.43***
4.	Finance Provided	Nil	6.63	Nil	Nil	Nil	6.63
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
5.	Interest paid	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	***Nil***
6.	Sale of Fixed Assets	0.01	Nil	Nil	Nil	Nil	0.01
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	***Nil***
7.	Outstanding Balances as on 31st March:						
	Debtors	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
	Loans & Advances	27.96	10.26	0.61	Nil	1.60	40.43
		Nil	*3.63*	*0.64*	*Nil*	*1.60*	**5.87**
	Creditors	Nil	Nil	2.42	Nil	Nil	2.42
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
	Unsecured Loan	Nil	Nil	0.80	Nil	Nil	0.80
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
8.	Guarantees and Collaterals	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	***Nil***

Note: Previous Year's figures are given in Italics.

10. **Deferred Tax Assets and Liabilities as on 31st March, 2008 are as under:**

Rs. in Crores

	Grasim & its Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
Deferred Tax Assets:				
Accrued Expenses deductible on payment basis	53.70	0.42	54.12	42.58
Expenses allowable in installments in Income Tax	7.24	—	7.24	8.35
Unabsorbed Losses	2.24	—	2.24	4.12
Unabsorbed Depreciation	—	—	—	—
Others	0.42	6.09	6.51	7.69
	63.60	6.51	70.11	62.74
Deferred Tax Liabilty :				
Accumulated Depreciation	1,208.15	10.31	1,218.46	1,199.67
Others	7.70	1.49	9.19	15.70
	1,215.85	11.80	1,227.65	1,215.37
Net Deferred Tax Liability	**1,152.25**	**5.29**	**1,157.54**	**1,152.63**

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 29th April, 2008

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
A. Cashflow from Operating Activities				
a. Net profit before tax and exceptional item	4,465.94	63.70	4,529.64	3,451.44
Adjustment for :				
Depreciation/ Amortisation	600.80	69.51	670.31	609.97
Employee Compensation Expenses under ESOS	5.67	0.24	5.91	
Interest expenses	185.51	36.58	222.09	228.58
Interest Income	(43.16)	(6.53)	(49.69)	(35.58)
Dividend Income	(115.06)	—	(115.06)	(70.93)
Provision for Bad and Doubtful debts (Net)	(0.05)	2.69	2.64	2.82
Non Cash Items	(6.14)	—	(6.14)	6.80
Exchange Fluctuation on proportionate consolidation	(1.64)	0.97	(0.67)	(3.15)
(Profit)/ Loss on sale of Fixed Assets (Net)	(20.80)	0.03	(20.77)	(5.16)
(Profit)/ Loss on sale of Long Term Investments (Net)	—	—	—	(1.88)
(Profit)/ Loss on sale of Current Investments (Net)	(73.72)	(2.80)	(76.52)	(50.28)
b. Operating profit before working capital changes	**4,997.35**	**164.39**	**5,161.74**	**4,132.63**
Adjustments for :				
Trade and other receivables	(516.74)	(19.14)	(535.88)	(520.91)
Inventories	(388.12)	(27.99)	(416.11)	(196.03)
Assets Held for Disposal	10.19	—	10.19	(1.57)
Trade Payables	844.67	39.73	884.40	605.31
c. Cash generated from Operations	**4,947.35**	**156.99**	**5,104.34**	**4,019.44**
Direct Taxes Paid (Net)	(1,404.44)	(2.72)	(1,407.16)	(1,055.65)
Net Cash from Operating Activities	**3,542.91**	**154.27**	**3,697.18**	**2,963.79**
B. Cashflow from Investing Activities				
Purchase of fixed assets	(4,671.50)	(469.37)	(5,140.87)	(2,751.15)
Sale of fixed assets	21.78	1.03	22.81	66.02
Purchase of investments	(217.61)	(33.20)	(250.81)	(1,325.38)
Sale of Investments	744.85	—	744.85	95.40
Investments/Advances in Joint Ventures, Subsidiaries & Others	(67.16)	—	(67.16)	278.92
Net Proceeds from sale of Current Investments	—	—	—	0.26
Interest received	72.12	7.31	79.43	38.27
Dividend received	83.81	—	83.81	108.64
Adjustment on account of change in holding of a JV during the year	—	(1.64)	(1.64)	(12.91)
Extra Ordinary Items				
Sales proceeds from sale of shares of subsidiary - Shree Digvijay Cement Company Limited.	298.00	—	298.00	
Net Cash from / (used in) investing activities	**(3,735.71)**	**(495.87)**	**(4,231.58)**	**(3,501.93)**
C. Cashflow from Financing Activities				
Proceeds from issue of Share Capital / Advance aginst Share Capital	0.07	63.32	63.39	342.22
Proceeds from borrowings	1,290.56	342.51	1,633.07	2,033.86
Repayments of borrowings	(782.44)	(130.52)	(912.96)	(916.33)
Interest paid	(257.80)	(35.70)	(293.50)	(228.60)
Dividends paid	(18.52)	—	(18.52)	(490.10)
Corporate dividend tax	—	—	—	(71.11)
Net Cash from / (used in) financing activities	**231.87**	**239.61**	**471.48**	**669.94**
D. Net increase/(Decrease) in Cash and Cash equivalent	**39.07**	**(101.99)**	**(62.92)**	**131.80**
Cash and Cash equivalent at beginning of the year	**218.84**	**150.37**	**369.21**	**237.38**
Add : Cash & Cash Equivalents acquired on amalgamation / takenover in acquisition	—	—	—	**0.03**
Less : Cash & Cash Equivalents transfered on sale of subsidiary	**15.97**	—	**15.97**	
Cash and Cash equivalent at end of the year	**241.94**	**48.38**	**290.32**	**369.21**
(Cash and cash equivalent represent Cash and Bank balances)				

Note : Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

As per our separate report attached

For G. P. KAPADIA & CO.,
Chartered Accountants

(ATUL B. DESAI)
Partner

KUMAR MANGALAM BIRLA
Chairman

M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2008

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director


kal ko haqeeqat
mein badalte dekha hai.

GRASIM & ITS SUBSIDIARIES / JVs

Grasim Industries Limited	:	Viscose Staple Fibre, Cement, Sponge Iron, Chemicals, Textiles

Subsidiaries

• UltraTech Cement Limited	:	Cement
— Dakshin Cements Limited	:	Cement
— UltraTech Ceylinco Private Limited	:	Cement
• Grasim Bhiwani Textiles Limited	:	Textiles
• Harish Cement Limited	:	Cement
• Samruddhi Swastik Trading And Investments Limited	:	Investment
• Sun God Trading And Investments Limited	:	Investment

Joint Ventures

• Idea Cellular Limited	:	Telecom
• AV Cell Inc.	:	Pulp
• AV Nackawic Inc.	:	Pulp
• Birla Jingwei Fibres Co. Limited	:	Fibre
• Birla Lao Pulp & Plantations Company Limited	:	Plantation & Pulp

Associate

• Aditya Birla Science & Technology Company Limited	:	Research & Development

A quality product from the Aditya Birla Group

CARRY YOUR SKINCARE EXPERTS TO YOUR MEETINGS.
AND EVERY TRIP, DATE OR PARTY HENCEFORTH.


kara
TONING
REFRESHING
SUNSCREEN
DEEP PORE CLEANSING
MOISTURIZING

It's not easy to look beautiful all the time. And it gets even harder when you're out of home with pollution, dust, heat and grime attacking your face. But even with all this, you can still look your best. An easy-to-use and effective solution is now available at a store near you.

Introducing for the first time in India, Kara™ a complete range of skincare wipes.

CONVENIENCE
Compactly packaged, pre-moistened and portable, you can carry these with you and follow your skin care regime even when you're on the go.

100% NATURAL & BIODEGRADABLE WIPES
With a unique formulation of natural ingredients, they are made from Birla Cellulose™, a fibre that is 100% natural and biodegradable.

HYGIENIC & EFFECTIVE
Since these wipes are disposable, it minimizes chances of infection that may arise from using the same towels. All formulations are clinically tested, alcohol free and dermatologically safe.

Your face is who you are. So don't let yourself down. Carry a pack of Kara™ Skincare Wipes always to be beautiful whenever you please.

And wherever you are.

kara™
skincare wipes

At your best. Always.

CONTRACT.08.0701

END